Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-134875

RATHGIBSON, INC.

$200,000,000

OFFER TO EXCHANGE

11.25% Senior Notes due 2014, Series B
for any and all outstanding
11.25% Senior Notes due 2014, Series A of

RATHGIBSON, INC.

The exchange offer will expire at 5:00 p.m., New York City time, on December 1, 2006, which is 20 business days after the commencement of the exchange offer, unless extended.

The Issuer:

•	RathGibson, Inc. RathGibson, Inc. is referred to in this prospectus as the ‘‘issuer.’’

The Offering:

•	Offered securities: the securities offered by this prospectus are senior notes, which are being issued in exchange for senior notes sold by us in our private placement that we consummated on February 7, 2006. The New Notes are substantially identical to the Original Notes and are governed by the same indenture governing the Original Notes. Original Notes tendered in the exchange offer must be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	Expiration of offering: the exchange offer expires at 5:00 p.m., New York City time, on December 1, 2006, which is 20 business days after the commencement of the exchange offer, unless extended.

The New Notes:

•	Maturity: February 15, 2014.

•	Ranking: The New Notes and the guarantees will rank equally with all of our and any future guarantors' existing and future senior indebtedness and will rank senior to all of our and any future guarantors' existing and future subordinated indebtedness. The New Notes and the guarantees will be effectively subordinated to all of our and any future guarantors' existing and future secured indebtedness, to the extent of the collateral securing such indebtedness.

•	Guarantor: The New Notes will be guaranteed by our direct, wholly-owned subsidiary, Greenville Tube Company, hereafter referred to in this prospectus as ‘‘Greenville’’ or the ‘‘guarantor.’’

See ‘‘Risk Factors,’’ beginning on page 11, for a discussion of some factors that should be considered by holders in connection with a decision to tender Original Notes in the exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 2, 2006.

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INFORMATION ABOUT THE TRANSACTION

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SUCH INFORMATION IS AVAILABLE WITHOUT CHARGE TO THE HOLDERS OF OUR ORIGINAL NOTES BY CONTACTING US AT OUR ADDRESS, WHICH IS 2505 FOSTER AVENUE, JANESVILLE, WISCONSIN 53547, OR BY CALLING US AT (800) 367-7284. TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE DECEMBER 1, 2006, WHICH IS 20 BUSINESS DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER, UNLESS EXTENDED.

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other data contained in this prospectus are based either on management's own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares.

TRADEMARKS

We own or have the rights to various trademarks and trade names used in our business, including RathTM, Gibson Tube®, Micro-Weld® and GTC®. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties' trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

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PROSPECTUS SUMMARY

This summary highlights important information about our business and about this exchange offer. It likely does not contain all the information that is important to you. You should read this entire prospectus carefully, including ‘‘Risk Factors’’ and our financial statements and related notes. In this prospectus, unless otherwise noted, the terms ‘‘the Company’’, ‘‘RathGibson,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to RathGibson, Inc., the term ‘‘buyer’’ refers to RGCH Holdings Corp., and the term ‘‘buyer parent’’ refers to RGCH Holdings LLC. All references to years made in connection with our financial statements or operating results refer to the fiscal year ended on January 31 of such year. For example, ‘‘fiscal 2006’’ refers to our fiscal year ended January 31, 2006. As used in this prospectus, the term ‘‘Transactions’’ means, collectively, the issuance of the Original Notes, the closing of our senior secured credit facility and the consummation of the acquisition of all our outstanding equity interests, options and phantom rights (the ‘‘Acquisition’’) and the related equity contribution by affiliates of Castle Harlan Partners IV, L.P. and Management.

Business Overview

We are one of the world's leading specialty manufacturers of highly engineered premium stainless steel and alloy welded tubular products. Our products are designed to meet customer specifications and are used in environments that require high-performance characteristics, such as exceptional strength and the ability to withstand highly corrosive materials, extreme temperatures or high-pressure. We sell over 1,000 products globally to diverse end-markets, including (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial.

We manufacture premium full-finished, welded stainless steel straight and coiled tubing products ranging from 1/16 of an inch to 4 inches in outside diameter. Approximately 70% of our products are designed to meet customer specifications and are cut to specific lengths (up to 80,000 feet) based on customer demands. We sell our products to value-added tubing distributors, original equipment manufacturers, or OEMs, and engineering firms that often recommend our products for projects on which they are engaged. Our primary trade brands, RathTM, Gibson Tube® and GTC®, are recognized as industry leaders and our products have won numerous awards for quality and reliability from our customers.

We operate state-of-the-art production facilities using internally developed proprietary manufacturing and welding techniques and sophisticated finishing processes. We have the capability to manufacture products from 37 different high-performance alloys, enabling us to satisfy product specifications for use in mission-critical applications. We believe that our unique technology and ability to work with a large number of alloys differentiate us from our competitors and provide significant flexibility to our customers. In addition, we believe that our expertise in manufacturing and welding techniques, quality control process, high level of customer service and relationships with suppliers enable us to meet the demands of customers within high margin end-markets.

Our predecessor, Rath Manufacturing Company Holdings, Inc., with operations in Janesville, Wisconsin, was combined with Gibson Tube Company, with operations in North Branch, New Jersey, in 1999. In 2003, we hired a new executive team that implemented a comprehensive set of operational initiatives at our Janesville, Wisconsin facility, which enhanced our efficiency and profitability. In October 2004, we integrated the management, business strategy, marketing and operations of our Janesville, Wisconsin and North Branch, New Jersey facilities and implemented the sharing of best practices between facilities. We expect to further enhance our operating performance as we continue to implement cost saving initiatives and improve efficiency in our North Branch, New Jersey facility.

Recent Developments

On August 15, 2006, we acquired all of the outstanding equity interests of Greenville for approximately $37.3 million in cash (excluding a final purchase price adjustment for existing cash and indebtedness of Greenville). We refer to this transaction as the ‘‘Greenville Acquisition.’’ Greenville is a manufacturer of specialty stainless steel and nickel alloy tubular products for use in various end-markets already served by us. Greenville has strategically focused on serving non-commodity niche tubing markets by providing tubing in odd sizes, odd lots and non-traditional grades, and delivering orders with short lead times as compared to the industry. This transaction was financed with the funds available from our senior secured credit facility. Concurrently with the closing of the Greenville Acquisition, we entered into an amendment to the senior secured credit facility for which the borrowing capacity was increased by $10.0 million to $60.0 million, subject to borrowing base availability.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Predecessor							Successor
	Fiscal Years Ended January 31,					Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	Period February 8, 2006 through July 31, 2006	Pro Forma
	2002	2003	2004	2005	2006				Fiscal Year Ended January 31, 2005	Six Months Ended July 31, 2006
Ratio of earnings to fixed charges(1)	0.92	0.90	1.01	1.82	1.92	2.66	(17.32)	0.94	1.15	1.16

(1)	In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense including the amortization of deferred financing costs, amortization of discounts and one-third of rent expense that we believe to be representative of the interest factored into those rentals. Fixed charges exceeded earnings by $1,616, $1,577, $6,740 and $728 in fiscal 2002, fiscal 2003, the period February 1, 2006 through February 7, 2006 and the period February 8, 2006 through July 31, 2006, respectively.

We are a Delaware corporation and our headquarters are located at 2505 Foster Avenue, Janesville, Wisconsin 53547. Our telephone number is (800) 367-7284 and our website is located at http://www.rathgibson.com. The contents of our website are not part of this prospectus.

THE EXCHANGE OFFER

Expiration Date	5:00 p.m., New York City time, on December 1, 2006, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer.

Exchange and Registration Rights	In a registration rights agreement dated February 7, 2006, the holders of the issuer's 11.25% senior notes due 2014, Series A, which are referred to in this prospectus as the ‘‘Original Notes,’’ were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for the issuer's 11.25% senior notes due 2014, Series B, which are referred to in this prospectus as the ‘‘New Notes,’’ with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.

Accrued Interest on the New Notes and Original Notes	The New Notes will bear interest from August 15, 2006. Holders of Original Notes which are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on those Original Notes accrued to the date of issuance of the New Notes.

Conditions to the Exchange Offer	The exchange offer is conditioned upon some customary conditions which we may waive and upon compliance with securities laws. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of the offer.

Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

•	arrange for DTC to transmit required information in accordance with DTC's procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the Original Notes to the exchange agent. Original Notes tendered in the exchange offer must be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Special Procedures for Beneficial Holders	If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your Original Notes and:

•	time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or

•	you cannot complete the procedure for book-entry transfer on time; or

•	your Original Notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of Original Notes at any time by or prior to 5:00 p.m., New York City time, on the expiration date, unless previously accepted for exchange.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange or registration rights, and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.

Federal Tax Considerations	We believe that the exchange of the Original Notes for the New Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. A holder's holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged.

Exchange Agent	The Bank of New York, trustee under the indenture under which the New Notes will be issued, is serving as exchange agent.

Use of Proceeds	We will not receive any proceeds from the Exchange Offer.

Risk Factors	You should carefully consider the information set forth under the caption ‘‘Risk Factors’’ on page 11 of this prospectus.

SUMMARY TERMS OF NEW NOTES

The summary below describes the principal terms of the 11.25% Senior Notes due 2014, Series B. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Issuer	RathGibson, Inc.

Notes Offered	$200.0 million aggregate principal amount of 11.25% senior notes due 2014. The form and terms of the New Notes will be the same as the form and terms of the Original Notes except that:

•	the New Notes will bear a different CUSIP number from the Original Notes;

•	the New Notes will have been registered under the Securities Act of 1933, or the Securities Act, and, therefore, will not bear legends restricting their transfer; and

•	you will not be entitled to any exchange or registration rights with respect to the New Notes.

The New Notes will evidence the same debt as the Original Notes. They will be entitled to the benefits of the indenture governing the Original Notes and will be treated under the indenture as a single class with the Original Notes.

Maturity	February 15, 2014.

Interest Payment Dates	The New Notes will bear cash interest at the rate of 11.25% per annum (calculated using a 360-day year), payable semi-annually in arrears.

Payment frequency: every six months on February 15 and August 15.

First payment: February 15, 2007.

Guarantees	Our obligations under the New Notes will be unconditionally guaranteed, jointly and severally, by our direct, wholly-owned subsidiary, Greenville and by each of our future domestic subsidiaries.

Ranking	The New Notes will be senior obligations of ours and the guarantor. They will rank equally with all of our and the guarantor's existing and future senior indebtedness and will rank senior to all of our and the guarantor's existing and future subordinated indebtedness. The New Notes will be effectively subordinated to all of our, the guarantor's and any future guarantors' existing and future secured indebtedness, to the extent of the collateral securing such indebtedness.

Optional Redemption	We may, at our option, redeem all or part of the New Notes at any time on or after February 15, 2010, at the redemption prices listed under ‘‘Description of New Notes — Optional Redemption.’’

Prior to February 15, 2009, we may, at our option, redeem up to 35% of the principal amount of the New Notes with the proceeds of certain sales of our equity at the redemption price listed under ‘‘Description of New Notes — Optional Redemption.’’

Prior to February 15, 2010, we may, at our option, redeem all or part of the New Notes at the ‘‘make-whole’’ redemption price set forth under ‘‘Description of New Notes — Optional Redemption.’’

Mandatory Repurchase Offer	If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the New Notes at the prices listed under ‘‘Description of New Notes — Repurchase at the Option of Holders.’’

Certain Covenants	The indenture governing the New Notes contains covenants that, among other things, restrict our ability and the ability of our future restricted subsidiaries to:

•	incur or guarantee additional debt;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase stock;

•	incur liens;

•	enter into certain transactions with affiliates;

•	enter into certain sale and leaseback transactions;

•	merge or consolidate; and

•	transfer or sell assets.

These covenants are subject to important exceptions and qualifications. For more details, see ‘‘Description of New Notes — Certain Covenants.’’

Exchange Offer; Registration Rights	You have the right to exchange the Original Notes for New Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.

Resales Without Further Registration	We believe that the New Notes issued in the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the New Notes issued in the exchange offer in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer; and

•	you are not our ‘‘affiliate,’’ as defined under Rule 405 of the Securities Act.

Each broker dealer that receives New Notes pursuant to the Exchange Offer must deliver a prospectus in connection with any resale of the New Notes. If the broker dealer acquired the Original Notes as a result of market making or other trading activities, such broker dealer must use the prospectus for the exchange offer, as supplemented or amended in connection with the resales of the New Notes. We do not intend to list the New Notes on any securities exchange.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors	You should carefully consider the information set forth under the caption ‘‘Risk Factors’’ on page 11 of this prospectus.

SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL INFORMATION

The following table sets forth our summary consolidated financial and other operating data for the periods ended and at the dates indicated below. Our summary financial data for fiscal 2004, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by independent registered public accounting firms. The summary consolidated financial data for the six months ended July 31, 2005 and 2006 have been derived from our condensed consolidated unaudited financial statements which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair statement of that information for such periods. The results for the six months ended July 31, 2006 include our results through February 7, 2006 (predecessor) and after the Acquisition, which is described in ‘‘The Acquisition’’ (successor). As part of the Acquisition, we entered into the various financing arrangements described herein and, as a result, we now have a different capital structure. Accordingly, the results of operations for periods subsequent to the consummation of the Acquisition and related financing transactions will not necessarily be comparable to prior periods. The financial data presented for the interim periods are not necessarily indicative of the results for the full year.

The unaudited pro forma consolidated financial information is based on our historical consolidated financial statements included elsewhere in this prospectus, adjusted to illustrate the pro forma effect of the Transactions, which is described in ‘‘The Acquisition’’ and the Greenville Acquisition. The pro forma effect of the Greenville Acquisition on our fiscal 2006 results has been derived from the Greenville financial statements for the fiscal year ended December 31, 2005 included elsewhere in this prospectus, which have been audited by an independent registered public accounting firm. The pro forma effect of the Greenville Acquisition on our results for the six months ended July 31, 2006 has been derived from the Greenville unaudited financial statements for the six months ended June 30, 2006 included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet gives effect to the Greenville Acquisition as if it had occurred on July 31, 2006. The unaudited pro forma consolidated statement of operations for the twelve months ended January 31, 2006 gives effect to the Transactions and Greenville Acquisition as if they had occurred on February 1, 2005. The unaudited pro forma consolidated statement of operations for the six months ended July 31, 2006 gives effect to the Greenville Acquisition as if they had occurred on February 1, 2006.

The unaudited pro forma adjustments are based upon currently available information and certain assumptions that we believe to be reasonable under the circumstances. The pro forma adjustments reflect our preliminary estimates of the purchase price allocations, which are expected to change upon finalization of appraisals and other valuation studies that we will arrange to obtain. The final allocations will be based on actual assets and liabilities that existed as of the date of the completion of the Transactions and Greenville Acquisition. Any purchase price allocations to inventory for production profit will impact cost of sales sold subsequent to the acquisitions. Any additional purchase price allocations to property, plant and equipment or other finite-lived intangible assets will result in additional depreciation and amortization expense, which may be significant. Additionally, the structure of the Transactions and Greenville Acquisition and certain elections that we may make in connection with the Transactions and Greenville Acquisition and subsequent tax filings may impact the amount of deferred tax liabilities that are due and the realization of the deferred tax assets.

The unaudited pro forma consolidated financial information is for informational purposes only and is not intended to represent the consolidated results of operations or financial position that we would have reported had the Transactions and Greenville Acquisition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position. The unaudited pro forma consolidated statements of operations exclude nonrecurring items directly attributable to the Transactions and Greenville Acquisition.

The summary financial data should be read in conjunction with the sections entitled ‘‘The Acquisition,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Selected Consolidated Financial Data,’’

‘‘Unaudited Pro Forma Condensed Consolidated Financial Data,’’ ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations’’ and with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	Predecessor					Successor
							Pro Forma
	Fiscal Years Ended January 31,			Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	Period February 8, 2006 through July 31, 2006	Fiscal Year Ended January 31, 2006	Six Months Ended July 31, 2006
	2004	2005	2006
	(dollars and feet shipped in thousands)
Statement of Operations Data:
Net sales	$109,357	$164,915	$209,409	$109,333	$4,020	$118,889	$240,359	$139,609
Cost of goods sold	81,571	123,949	161,186	81,238	3,067	95,404	182,055	108,367
Gross profit	27,786	40,966	48,223	28,095	953	23,485	58,304	31,242
Operating expenses
Selling, general and administrative	12,553	14,571	14,882	7,705	7,346	8,318	20,059	10,489
Amortization	520	552	577	260	11	3,929	7,102	4,495
	13,073	15,123	15,459	7,965	7,357	12,247	27,161	14,984
Income (loss) from operations	14,713	25,843	32,764	20,130	(6,404)	11,238	31,143	16,258
Interest expense	14,551	13,882	16,838	7,399	336	11,966	27,025	13,998
Income tax expense (benefit)	545	4,164	7,629	5,030	(2,663)	(283)	2,801	919
Net income (loss)	$(383)	$7,796	$8,297	$7,701	$(4,077)	$(445)	$1,317	$1,341
Balance Sheet Data:
Cash	$1,188	$1,415	$2,842	$1,793	3,228	$3,389
Total assets	145,077	164,421	179,491	179,372	216,888	345,851
Total debt	154,453	171,443	170,419	174,362	206,980	201,100
Financial and Other Data:
Adjusted EBITDA(1)	$20,044	$31,466	$38,630	$22,884	$857	$20,221
Capital expenditures	4,239	7,169	4,680	2,144	498	2,272
Depreciation and amortization	5,331	5,624	5,866	2,754	110	6,695
Ratio of earnings to fixed charges(2)	1.01	1.82	1.92	2.66	(17.32)	0.94
Industry Specific Performance Data:
Feet shipped	101,594	113,738	124,959	67,882	2,290	64,437
Gross profit / feet shipped	$0.27	$0.36	$0.39	$0.41	$0.42	$0.36
Adjusted EBITDA(1) / feet shipped	0.20	0.28	0.31	0.34	0.37	0.31

(1)	As used herein, ‘‘Adjusted EBITDA’’ represents net income (loss) plus (i) income tax expense (benefit); (ii) interest expense; (iii) depreciation and amortization; and (iv) other expenses associated with the Acquisition as shown below (in thousands).

	Predccessor					Successor
	Fiscal Years Ended January 31,			Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	Period February 8, 2006 through July 31, 2006
	2004	2005	2006
Net income (loss)	$(383)	$7,796	$8,297	$7,701	$(4,077)	$(445)
Income tax expense (benefit)	545	4,164	7,629	5,030	(2,663)	(283)
Interest expense	14,551	13,882	16,838	7,399	336	11,966
Depreciation and amortization	5,331	5,624	5,866	2,754	110	6,695
EBITDA	20,044	31,466	38,630	22,884	(6,294)	17,933
Extinguishment of deferred debt expenses	—	—	—	—	535	—
Write-up of inventory	—	—	—	—	—	2,288
Compensation expense	—	—	—	—	6,616	—
Adjusted EBITDA	$20,044	$31,466	$38,630	$22,884	$857	$20,221

We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use Adjusted EBITDA when interpreting operating trends and results of operations of our business. Our executive compensation is expected to be based, in part, on our Adjusted EBITDA performance measured against targets. Adjusted EBITDA is also widely used by us and others in our industry to evaluate proposed capital expenditures and to evaluate and to price potential acquisition candidates. Adjusted EBITDA is a financial measure not calculated in conformity with accounting principles generally accepted in the United States of America (‘‘GAAP’’) and should not be considered as an alternative to, or more meaningful than, income from operations, cash flows from operations or other traditional indications of an issuer's operating performance or liquidity.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement.

Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our consolidated financial statements contained in this prospectus.

(2)	In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense including the amortization of deferred financing costs, amortization of discounts and one-third of rent expense that we believe to be representative of the interest factored in those rentals. Fixed charges exceeded earnings by $6,740 and $728 in the period February 1, 2006 through February 7, 2006 and the period February 8, 2006 through July 31, 2006, respectively.

RISK FACTORS

In addition to the other information set forth in this prospectus, you should carefully consider the following factors before tendering the Original Notes in exchange for the New Notes. The following risks could materially affect our business, financial condition or future results. If that occurs, the value of the New Notes could decline, and you could lose all or part of your investment.

Risks Related to the New Notes and our Indebtedness

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the New Notes.

We have a significant amount of indebtedness. As of July 31, 2006, after giving pro forma effect to the Greenville Acquisition, we would have had $238.7 million of senior debt outstanding, of which approximately $38.7 million would have been secured debt under our senior secured credit facility, as amended, and we would have been able to borrow approximately $21.3 million under our senior secured credit facility (after giving effect to borrowings on the closing date of the Greenville Acquisition), subject to borrowing base availability.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the New Notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indenture and our senior secured credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our senior secured credit facility bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow.

Despite current indebtedness levels, we and our future subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture and our senior secured credit facility do not fully prohibit us from doing so. Our senior secured credit facility permits additional borrowing of up to approximately $21.3 million (after giving effect to borrowings on the closing date of the Greenville Acquisition), subject to borrowing base availability, and these borrowings would be effectively senior to the New Notes to the extent of the value of the assets securing such indebtedness. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

As of July 31, 2006, after giving pro forma effect to the Greenville Acquisition, we would have had $238.7 million of senior debt outstanding, of which approximately $38.7 million would have been secured debt under our senior secured credit facility, and we would have been able to borrow approximately $21.3 million under our senior secured credit facility (after giving effect to borrowings on the closing date of the Greenville Acquisition), subject to borrowing base availability. Our fiscal 2007 debt service obligations consist of interest payments of approximately $25.0 million in the aggregate required under our senior secured credit facility and New Notes. Principal amounts outstanding under our senior secured credit facility and New Notes mature on February 7, 2011 and February 15, 2014, respectively.

Our ability to make payments on and to refinance our indebtedness, including the $200.0 million aggregate principal amount of New Notes, and to fund working capital needs, planned capital expenditures of $5.0 million for fiscal 2007 and a $30.0 million potential earnout payment pursuant to the Acquisition, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We expect that cash generated from operating activities and availability under our senior secured credit facility, approximately $21.3 million as of July 31, 2006 after giving pro forma effect to the Greenville Acquisition, will be the principal sources available to satisfy these obligations. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the New Notes, or to fund our other liquidity needs, including any earnout payments. We may need to refinance all or a portion of our indebtedness, including the New Notes, on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility and the New Notes, on commercially reasonable terms or at all.

In addition, if for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior secured credit facility could elect to declare all amounts outstanding under our senior secured credit facility immediately due and payable, and the lenders would not be obligated to continue to advance funds under our senior secured credit facility. In addition, if such a default were to occur, the New Notes would become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to our debt holders, including holders of New Notes.

Your right to receive payments on the New Notes is effectively subordinated to the rights of our and the guarantor's existing and future secured creditors.

Holders of our secured indebtedness and the secured indebtedness of current and future guarantors will have claims that are prior to your claims as holders of the New Notes to the extent of the value of the assets securing that other indebtedness. Notably, we and the guarantor are parties to the senior secured credit facility and our future subsidiaries, including any future guarantors, will be parties to such facility, which is secured by liens on substantially all of our assets and the assets of the guarantor and a pledge of all of our capital stock, that of the guarantor and all or a portion of the capital stock of our current and future subsidiaries. The New Notes will be effectively subordinated to all that secured indebtedness. In the event of any distribution or payment of our assets or any pledged capital stock in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets and any pledged capital stock that constitute their collateral. Holders of the New Notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the New Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the New Notes. As a result, holders of New Notes may receive less, ratably, than holders of secured indebtedness.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the New Notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the New Notes and substantially decrease the market value of the New Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior secured credit facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior secured credit facility or other debt that we may incur in the future to avoid being in default. If we breach our covenants under our senior secured credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations, such as the lenders under our senior secured credit facility, could proceed against the collateral securing the debt. Because the indenture governing the New Notes and the agreements governing our senior secured credit facility have customary cross-default provisions, if the indebtedness under the New Notes or under our senior secured credit facility or any of our other facilities is accelerated, we may be unable to repay or finance the amounts due. See ‘‘Description of Material Indebtedness — Senior Secured Credit Facility’’ and ‘‘Description of New Notes.’’

The indenture governing the New Notes, and our senior secured credit facility impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

The indenture governing the New Notes and our senior secured credit facility contains customary restrictions on our activities, including covenants that restrict us, the guarantor and our future restricted subsidiaries from:

•	incurring additional indebtedness and issuing preferred stock;

•	creating liens on our assets;

•	making certain investments or other restricted payments;

•	consolidating or merging with, or acquiring, another business;

•	selling or otherwise disposing of our assets;

•	paying dividends and making other distributions with respect to capital stock, or repurchasing, redeeming or retiring capital stock or subordinated debt; and

•	entering into transactions with our affiliates.

Our senior secured credit facility also requires us to meet a specified ratio of earnings to fixed charges in order to borrow all amounts available thereunder. If we fail to be in compliance with this test, we will not be able to borrow the full amount available under our senior secured credit facility, which may make it difficult for us to operate our business.

The restrictions in the indenture governing the New Notes and our senior secured credit facility may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all. The breach of any of these covenants and restrictions could result in a default under the indenture governing the New Notes or under our senior secured credit facility. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase outstanding New Notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of New Notes or that restrictions in our senior secured credit facility will not allow such repurchases. Our failure to purchase tendered New Notes would constitute an event of default under the indenture governing the New Notes which, in turn, would constitute a default under our senior secured credit facility. In addition, the occurrence of a change of control would also constitute an event of default under the agreement governing our senior secured credit facility. A default under our senior secured credit facility would result in a default under the indenture if the lenders accelerate the debt under our senior secured credit facility.

Moreover, our senior secured credit facility restricts, and any future indebtedness we incur may restrict, our ability to repurchase the New Notes, including following a change of control event. As a result, following a change of control event, we would not be able to repurchase the New Notes unless we first repay all indebtedness outstanding under our senior secured credit facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the New Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding New Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a ‘‘Change of Control’’ under the indenture. See ‘‘Description of New Notes — Change of Control.’’

Federal and state statutes allow courts, under certain specific circumstances, to void guarantees and/or require note holders to return payments received from guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer or fraudulent conveyance laws, a guarantee may be voided or cancelled, or claims in respect of a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee with the intent to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and either

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged, or about to engage, in a business or transaction for which the guarantor‘s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature (as all of the foregoing terms are defined in or interpreted under the fraudulent transfer or conveyance statutes); or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied).

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

A court likely would find that a guarantor did not receive reasonably equivalent value or fair consideration in exchange for its guarantee if the value received by the guarantor were found to be disproportionately small when compared with its obligations under the guarantee or, put differently, it did not benefit, directly or indirectly, from the issuance of the New Notes. The measures of insolvency for purposes of fraudulent transfer or conveyance laws will vary depending upon the particular law applied in any proceeding to determine whether a fraudulent transfer or conveyance has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that the guarantor, after giving effect to its guarantee of these New Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Risks Relating to Our Business

General economic and business conditions may produce significant fluctuations in demand for our products.

We manufacture stainless steel and specialty alloy welded tubing products that are used by a variety of specialty industrial and commercial end-users. Demand for our products is driven by demand for products manufactured or sold by these specialty end-users. The demand for our end-users' products fluctuates based on economic conditions or other matters beyond our control, including macroeconomic policies, geopolitical developments and the strength of the U.S. dollar. Accordingly, general economic and business conditions may have a material adverse impact on the demand for our products, which would have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive.

We operate in the highly competitive stainless steel tubing industry. We compete primarily with other domestic manufacturers of stainless steel and specialty alloy tubing products. We compete on the basis of price, quality, service and ability to fill orders on a timely basis. Some of our competitors have lower raw material costs and costs of production than we do and have greater financial, technological and other resources than we do. In addition, sales of a majority of our products represent a high percentage of the market demand for these products, and could be targeted by competitors. Furthermore, we may face additional competition if steel producers convert, expand or upgrade their existing facilities to manufacture products that compete with our products. New competitors may be more effective and efficient integrating new technologies. There can be no assurance that we will be able to maintain our current market share with respect to any of our products. A loss of market share to our competitors could have a material adverse effect on our business, financial condition and results of operations.

Volatility in energy prices and/or the prices of energy products could reduce demand for our stainless steel and specialty alloy tubular products, which could cause our sales to decrease.

Proceeds from the sale of stainless steel and specialty alloy tubular products to the chemical/petrochemical, power generation and energy industries constitute a significant portion of our net sales. As a result, we depend upon these related industries and their ability and willingness to make capital expenditures to explore for, develop and produce energy products. If these expenditures decline, our business will suffer. The willingness to explore, develop and produce energy products depends largely upon the availability of attractive drilling prospects and the prevailing view of future energy product prices. Many factors beyond our control affect the supply of and demand for energy. Volatility in the energy markets could cause demand for our products to decrease, which would adversely affect our business, financial condition and results of operations.

Raw material costs can affect our profitability.

The largest component of our cost of sales is raw materials. Raw materials, principally 304L grade and 316L grade stainless steel strip, comprised approximately 78% of our cost of goods sold in fiscal 2006. The cost of these raw materials is, in turn, dependent on the cost of steel, nickel and molybdenum. Historically, we have been able to pass along increased costs for our products due to increased raw materials costs to our customers. However, there can be no assurance that our customers will continue to agree to bear such cost increases without a reduction in their volume of business with us. As a result, increases in the price of raw materials could adversely affect our operating margins. In addition, if increased raw material costs result in a substantial increase in the cost of our products, our customers may substitute lower cost stainless steel and specialty alloy tubing products.

Our ability to remain current with changes in manufacturing technology can affect our business.

Over the past 10 years, there have been significant advances in the technology relating to the manufacture of tubing products. These advances have increased the speed at which tubing can be manufactured, the quality of the tubing and the types and densities of materials that can be welded into tubes for advanced manufacturing processes. Our ability to remain current with manufacturing technologies is necessary if we are to compete with other producers. Our competitors may be more effective and efficient at integrating new technologies. In addition, maintaining current manufacturing technologies and capabilities requires investment of capital. There can be no assurance that our products will remain competitive in the future or that we will continue to be able to implement innovative manufacturing technologies.

A significant percentage of our sales are to foreign customers, which presents additional risks.

Sales of our products to foreign customers accounted for 6.8% of our total sales in fiscal 2006 and are expected to increase in future years. Our sales efforts outside of the United States may be affected by changes in trade protection laws, regulatory requirements affecting trade, social, political or economic conditions in a specific country or region, the strength of the U.S. dollar and difficulties in staffing and managing foreign operations. These factors may reduce our operating margins with respect to foreign sales and may reduce our volume of foreign sales. A decrease in foreign sales could have a material adverse effect on our business, financial condition and results of operations.

We depend on a few suppliers for a significant portion of our steel, specialty alloys, titanium, hydrogen and argon, and a loss of one or more significant suppliers could adversely affect our ability to obtain our basic raw materials.

Historically, we have purchased a significant portion of our steel, specialty alloys, titanium, hydrogen and argon from a small number of suppliers. In fiscal 2006, we purchased approximately

74% of our stainless steel and specialty alloys for our operations from one supplier, Allegheny Ludlum Corporation, or Allegheny Ludlum, 16% from Special Metals Corporation, and in excess of 97% of our steel and specialty alloys for our operations from our top four suppliers. We do not have any long-term agreements to purchase raw materials from these suppliers and, accordingly, our purchases are subject to product availability at the time of each purchase. The loss of our largest supplier or interruption of production at this supplier would adversely affect our ability to obtain our basic raw materials, and the loss of any of our other suppliers or interruption of production at one or more of these suppliers could adversely affect our ability to obtain our basic raw materials. In either case, our cost of purchasing steel, specialty alloys, titanium, hydrogen and argon from alternate sources could be higher and could temporarily affect our ability to produce sufficient quantities of our products.

In addition, certain of our suppliers rely, in turn, on sole or limited sources of supply for raw materials included in their products. Failure of our suppliers to adjust to meet increases or decreases in demand may prevent them from continuing to supply raw materials in the quantities or quality and at the times we require, or at all.

Energy resources markets are subject to conditions that create uncertainty in the prices and availability of energy resources we rely upon.

Our facilities and operations consume large amounts of electricity and natural gas. The prices for and availability of these resources are unpredictable and fluctuate based on events beyond our control, including geopolitical developments, supply and demand, actions by OPEC and other oil and gas producers, war and unrest in oil and gas producing countries and environmental concerns. Disruptions in the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Historically, we have been able to pass along certain increases in energy costs to our customers. However, there can be no assurance that our customers will continue to agree to bear such cost increases. In addition, we have not been able to pass along all of our increased energy costs to our customers. Accordingly, an increase in the price of electricity and natural gas could adversely affect our operating margins.

Loss of significant customers and customer work stoppages can adversely affect our business.

Our largest customer, a domestic heat exchanger tubing distributor, accounted for approximately 15%, our top five customers accounted for 35%, and our top ten customers generated 44% of fiscal 2006 net sales. In addition, many of our customers are distributors who re-sell our products to end-market users. A reduction in purchases from these customers as a result of an inventory buildup or other factors could materially impact our net sales. Furthermore, the loss of any significant customer, or a work stoppage at a significant customer or in an important end-use sector, could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

Furthermore, we extend trade credit to certain of our customers to facilitate the purchase of our products, and rely on their creditworthiness. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

Our operations are subject to business interruptions and casualty losses.

Specialty tube manufacturing is subject to numerous inherent risks, particularly unplanned events such as inclement weather, explosions, fires, other accidents, equipment failures and transportation interruptions. While our insurance coverage could offset losses relating to some of these types of events, our business, financial condition and results of operations could be materially adversely impacted to the extent any such losses are not covered by our insurance.

We may be subject to litigation, including product liability claims, that could have a material adverse effect on our business.

Our business exposes us to potential litigation risks. From time to time, various suits and claims have been brought against us, including claims that we sold defective products and claims seeking damages for injuries caused by us or our products. Although we generally seek to insure against these risks, there can be no assurance that our coverage is adequate, and we may not be able to maintain insurance on acceptable terms. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms, or at all. Moreover, any adverse publicity arising from product liability claims made against us could adversely affect the reputation and sales of our products.

Compliance with and changes in environmental, health and safety laws regulating the operation of our business could increase the costs of producing our products and expose us to environmental claims.

Our business is subject to numerous state and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Violations of such laws and regulations can lead to substantial fines and penalties. Also, there are costs associated with compliance with these laws and regulations and risks of additional costs and liabilities relating to the investigation and remediation of past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination. For example, our leased Clarksville, Arkansas facility is contaminated as a result of historical industrial operations at such facility and is the subject of a Consent Order from the Arkansas Department of Environmental Quality. We may be subject to liability, including liability for remediation costs, relating to the contamination of this facility. The owners of this facility have agreed to indemnify us for certain environmental liabilities relating to this facility. There can be no assurance that the owners will perform under this environmental indemnity obligation, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, future developments, such as changes in laws and regulations or the enforcement thereof, more stringent enforcement or interpretation thereof and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are materially compliant with all applicable current laws and regulations, any new or modified laws or regulations, or the discovery of any currently unknown non-compliance or contamination, could increase the cost of producing our products, thereby adversely impacting our business, financial condition and results of operations.

Labor shortages and increased labor costs could negatively impact our business.

A shortage of skilled labor or experienced sales personnel could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our operating margins. In the event that we experience a shortage of experienced labor or qualified sales personnel or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our labor productivity and costs and our ability to expand production and therefore have a material adverse effect on our business, financial condition and results of operations.

In addition, if any part of our work force becomes unionized, our business, financial condition and results of operations could be materially adversely affected.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

Our information technology, or IT, systems is an integral part of our business and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could materially adversely impact our business, financial condition and results of operations. We depend on our IT systems for scheduling, sales order entry, purchasing, materials management, accounting and production functions. Our IT systems also allows us to ship products to our customers on a timely basis, maintain cost-effective operations and provide a high level of customer service. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities.

Loss of third-party transportation providers upon whom we depend or conditions negatively affecting the transportation industry could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis.

The failure to enforce and maintain our intellectual property rights could adversely affect our ability to maintain brand awareness.

We have registered the names Rath Micro Weld®, Gibson Tube®, Micro-Weld® and GTC® with the United States Patent and Trademark Office. However, our trademarks could be imitated in ways that we cannot prevent. In addition, we rely on trade secrets, proprietary know-how and concepts. Our methods of protecting this information may not be adequate, however, and others could independently develop similar know-how or obtain access to our trade secrets, know-how and concepts.

Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of our proprietary know-how, concepts, or trade secrets. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment for monetary damages.

We may make acquisitions, which present additional risks.

Part of our growth strategy includes pursuing acquisitions. On August 15, 2006, we acquired all of the outstanding equity interests of Greenville. We cannot assure you that we will be able to consummate acquisitions in the future on terms acceptable to us, if at all. In addition, we cannot assure you that the integration of Greenville or any future acquisitions will be successful or that the anticipated strategic benefits of the Greenville Acquisition or any future acquisitions will be realized. Acquisitions may involve a number of special risks, including, but not limited to:

•	adverse short-term effects on our reported operating results;

•	diversion of management's attention;

•	difficulties assimilating and integrating the operations of the acquired company with our own; and

•	unanticipated liabilities or contingencies relating to the acquired company.

We depend on the services of key executives, the loss of whom could materially harm our business.

Some of our senior executives are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying expansion opportunities. Losing the services of any of these individuals could adversely affect our business, until a suitable replacement could be found. We do not maintain key-man life insurance on any of our senior executives.

The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act may strain our resources and distract management.

Upon registration of the New Notes, we will be subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, including Section 404. These requirements may place a strain on our systems and resources. The Sarbanes-Oxley Act will require that we maintain and certify that we have effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, starting with our fiscal 2008 annual report on Form 10-K, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting and an attestation report of our auditors on our management's assessment of and operating effectiveness of such internal control. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with the public company reporting requirements. We might not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes-Oxley Act when it becomes applicable to us.

In addition, the effort to prepare for these obligations and maintain effective internal controls may divert management's attention from other business concerns, which could adversely affect our business, financial condition and results of operations. In addition, we may need to hire additional accounting and financial staff and might not be able to do so in a timely fashion. We are working to identify those areas in which changes should be made to our financial and management control systems to manage our growth and obligations under the Exchange Act and the Sarbanes-Oxley Act, and to make such changes. The costs associated therewith could be significant.

Our controlling stockholder may take actions that conflict with your interests.

Affiliates of Castle Harlan Inc., or Castle Harlan, control the power to elect our directors, to appoint members of management and to approve all actions requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, acquisitions or sales of all or substantially all of our assets. The interests of our controlling stockholder could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling stockholder as a holder of equity might conflict with your interests as a holder of the New Notes. Our controlling stockholder also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you, as holders of the New Notes.

Risks Related to the Exchange Offer

Original Notes that are outstanding after consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of Original Notes after consummation of the exchange offer may be unable to sell their Original Notes.

Original Notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing transfer restrictions. We did not register the Original Notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the Original Notes may be transferred only in limited circumstances under the securities laws. If you do not exchange your Original Notes in the exchange offer, you will lose your right to have the Original Notes registered under the Securities Act, subject to limited exceptions. If you continue to hold Original Notes after the exchange offer, you may be unable to sell the Original Notes.

Some holders that exchange their Original Notes may be deemed to be underwriters, and these holders will be required to comply with registration and prospectus deliver requirements in connection with any resale transaction.

If you exchange your Original Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

An active public market may not develop for the New Notes, which may hinder your ability to liquidate your investment.

The New Notes are a new issue of securities with no active trading market, and we do not intend to list them on any securities exchange. The initial purchasers of the Original Notes are not obligated to make a market in the New Notes and may cease their market-making in the New Notes at any time. In addition, the liquidity of the trading market in the New Notes, and the market price quoted for the New Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, an active trading market for the New Notes may not develop. If no active trading market develops, you may not be able to resell your New Notes at their fair market value or at all.

The market price for the New Notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions, which could adversely affect the value of your New Notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains ‘‘forward-looking statements.’’ These statements may be identified by the use of forward-looking terminology such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘could,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘might,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘predict,’’ or ‘‘should,’’ or the negative thereof or other variations thereon or comparable terminology.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	competitive pressures and trends in our industry;

•	our liquidity and capital resources;

•	fluctuations in the price and/or supply of steel and other raw materials;

•	general economic conditions;

•	legal proceedings and regulatory matters;

•	our ability to identify acquisition opportunities and effectively and cost efficiently integrate acquisitions that we consummate;

•	technological changes; and

•	those other risks and uncertainties discussed under ‘‘Risk Factors’’ and elsewhere herein.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof.

THE ACQUISITION

The Acquisition

On February 7, 2006, an affiliate of Castle Harlan, RGCH Holdings Corp., or the buyer, a wholly-owned subsidiary of RGCH Holdings LLC, or the buyer parent, a wholly-owned subsidiary of Castle Harlan Partners IV, L.P., or CHP IV, acquired all of our outstanding equity interests, options and phantom rights from Liberty Partners Holdings 10 L.L.C. and certain members of our senior management team. Pursuant to the transactions contemplated by the stock purchase agreement, CHP IV and its affiliates, together with certain members of senior management who exchanged a portion of their equity in us for equity of the buyer parent in lieu of cash, became the owner of all of the equity of our buyer parent, which indirectly owns all of our equity. We refer to the foregoing transactions herein as the ‘‘Acquisition.’’ After the closing of the Acquisition, additional members of management purchased equity interests in the buyer parent for cash.

Closing Purchase Price

The purchase price for the Acquisition was $271.9 million in cash and assumed indebtedness, after giving effect to adjustments on the closing date of the Acquisition and a post-closing working capital adjustment. The sellers were also entitled to an additional earnout payment of up to an additional $30.0 million if certain Adjusted EBITDA targets are met for fiscal 2007, as discussed below.

Earnout

The stock purchase agreement provides for payment of an earnout to the sellers to the extent our Adjusted EBITDA for fiscal 2007, as defined in the stock purchase agreement, exceeds $45.0 million, such that the sellers shall be entitled to be paid $3 for each $1 by which Adjusted EBITDA exceeds $45.0 million, subject to a maximum earnout payment of $30.0 million. Any payments pursuant to the earnout will be made during fiscal 2008. Adjusted EBITDA for purposes of determining the earnout payment will be derived from our audited financial statements for fiscal 2007. Any earnout payment due to the sellers will be reduced to the extent of the amount of any unresolved indemnification claims that are pending against the sellers at the time payment is otherwise due. To the extent any such claims are resolved for an amount less than the amount for which the earnout payment was reduced, the balance will be paid following resolution of such claims.

CHP IV has agreed to pay any portion of the earnout that is ultimately due to the sellers that is not paid by the buyer or us.

We, the buyer and CHP IV entered into a reimbursement and cooperation agreement which provides for us and the buyer, jointly and severally, to reimburse CHP IV for any payments made by CHP IV pursuant to the earnout, plus interest accruing at a rate of 10% per annum, compounded annually, until payment is due. The agreement also grants participation and consent rights to CHP IV with respect to the process for determining, and resolving any disputes with the sellers’ representative, with respect to the amount of any earnout payment that may be due under the stock purchase agreement and with respect to any waivers or amendments of, or claims under, the stock purchase agreement relating to such determination.

Stock Purchase Agreement

The stock purchase agreement contains customary representations and warranties, covenants and indemnities by and for the benefit of the buyer (and its affiliates, including us) and the sellers. The sellers’ indemnification obligations, which are several and not joint, for breaches of the sellers’ and our representations and warranties generally survive until May 31, 2007, except for representations and warranties relating to employee benefits, which survive until the third anniversary of the closing of the Acquisition, certain environmental matters which survive until the sixth anniversary of the closing of the Acquisition, and certain other matters (execution, validity, authority, no breach, ownership, brokerage, organization and power, capitalization and tax matters) which survive until the expiration of the applicable statute of limitations.

The sellers’ obligations to indemnify the buyer and the buyer’s obligation to indemnify the sellers are not triggered, subject to the certain exceptions relating to certain representations, warranties and covenants of the sellers and us, until the other suffers losses in the aggregate of more than $2.6 million (and then only for 100% of the losses in excess of $1.3 million), and are subject to a small claims exemption such that claims or series of related claims for which damages do not exceed $25,000 are not recoverable by either the buyer or the sellers. The buyer’s and the sellers’ aggregate indemnification obligations are generally capped at $15.0 million in the aggregate, respectively, subject to certain exceptions. The sellers have authorized Liberty Partners Holdings 10 L.L.C. to act on their behalf on substantially all indemnification and other matters arising under the stock purchase agreement.

The stock purchase agreement also provides that the buyer is entitled to indemnification from the sellers, without regard to any threshold, cap or time limitation, for any losses incurred by the buyer or its affiliates (including us) in connection with any of our pre-closing income tax liabilities.

The stock purchase agreement also includes customary covenants by certain of the sellers not to compete with us for a period of two years after the closing of the Acquisition and for each of the sellers not to solicit for employment or hire certain of our employees for two years after the closing of the Acquisition. The stock purchase agreement also contains a release by the sellers in favor of us, subject to certain exceptions.

Rollover of Equity; Management Equity Investment

In connection with the Acquisition, three members of our senior management, Messrs. Kaplan, Anacker and Griffith, were required to exchange approximately $1.6 million of our stock for an equivalent dollar amount of equity interests in the buyer parent, in lieu of cash consideration that they otherwise would have been entitled to receive in the Acquisition. The equity investment by CHP IV and affiliates was reduced by an amount equal to the value of our stock exchanged by Messrs. Kaplan, Anacker and Griffith for equity interests in the buyer parent.

In connection with the rollover of equity, the buyer parent entered into customary agreements regarding the management’s rollover equity, including ‘‘drag-along’’ rights in favor of CHP IV and its affiliates in connection with any change in control transaction, tag-along rights in favor of members of management, restrictions on transfer of equity by management and demand registration rights for the benefit of CHP IV and its affiliates and piggyback registration rights in favor of management. We also have a buyback right with respect to the equity held by any member of management in connection with any termination of their employment and to grant members of management who are participating in the rollover the right to require us to repurchase their rollover equity in connection with a termination of employment at the lower of the cost paid or fair market value, subject to compliance with applicable law and the terms of our agreements relating to indebtedness (including the New Notes).

The buyer parent has established an equity incentive plan consisting of approximately 10% of the common equity interests of the buyer parent for issuance to members of our management, consultants and members of our board of directors or the boards of directors of buyer or buyer parent. See ‘‘Management,’’ ‘‘Certain Relationships and Related Party Transactions’’ and ‘‘Security Ownership of Principal Shareholders and Management’’ for additional information concerning equity ownership and transactions involving management.

The Financings

The net proceeds of the Original Notes were used to partially finance the Acquisition and to pay related fees and expenses. The balance of the proceeds necessary to consummate the Acquisition were funded by an indirect equity contribution to the buyer of $67.5 million by affiliates of CHP IV and senior management and $7.0 million of borrowings under our senior secured credit facility.

Our senior secured credit facility provides for borrowings up to $60.0 million, subject to borrowing base availability. See ‘‘Description of Material Indebtedness — Senior Secured Credit Facility.’’

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amount. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

We issued the Original Notes in the aggregate principal amount of $200.0 million. We received net proceeds from the issuance of the Original Notes, net of certain underwriting discounts and fees, of approximately $193.0 million and used such proceeds to pay a portion of the consideration for, and fees and expenses relating to, the Acquisition and to pay certain fees and expenses related to the offering of the Original Notes.

Each of the sources and uses of cash in connection with the Transactions are set forth below:

Sources of Funds		Uses of Funds
(dollars in millions)
Senior secured credit facility(1)	$7.0	Acquisition consideration(2)	$257.4
Original Notes	200.0	Transaction fees and expenses(3)	14.5
Equity investment by CHP IV and affiliates and management(4)	67.5	General corporate purposes	2.6
Total Sources of Funds	$274.5	Total Uses of Funds	$274.5

(1)	Reflects draw at the closing of the Acquisition.

(2)	Excludes an earnout payment of up to $30.0 million that the sellers may be entitled to receive after the consummation of the Acquisition. See ‘‘The Acquisition’’ for more information about the earnout. The final purchase price was adjusted downward in the amount of $2.6 million pursuant to a post-closing working capital adjustment.

(3)	Includes certain underwriting discounts and expenses, fees to financial advisors, commitment fees and a management fee payable to the equity sponsor.

(4)	In connection with the Acquisition, three members of our senior management, Messrs. Kaplan, Anacker and Griffith, exchanged our stock, valued at approximately $1.6 million for an equivalent dollar amount of equity interests in the buyer parent, in lieu of cash consideration that they otherwise would have been entitled to receive in the Acquisition. The equity investment by CHP IV and affiliates was reduced by an amount equal to the value of our stock exchanged by Messrs. Kaplan, Anacker and Griffith for equity interests in the buyer parent.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of July 31, 2006 on an actual basis and pro forma basis. Pro forma capitalization gives effect to the Greenville Acquisition as if it had occurred on July 31, 2006. This table should be read in conjunction with ‘‘Use of Proceeds,’’ ‘‘Selected Consolidated Financial Data,’’ ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of July 31, 2006
	Historical	Pro Forma
	(dollars in millions)
Debt:
Senior secured credit facility	$1.1	$38.7
Original Notes	200.0	200.0
Total debt	201.1	238.7
Total stockholders' equity:
Common stock	—	—
Additional paid-in capital	67.5	67.5
Accumulated deficit	(0.4)	(0.4)
	67.1	67.1
Total capitalization	$268.1	$305.8

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial data set forth below as of and for the fiscal years ended January 31, 2004 and 2005 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The consolidated financial data set forth below as of and for the fiscal year ended January 31, 2006 has been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated financial data set forth below as of and for the fiscal years ended January 31, 2002 and 2003 have been derived from audited consolidated financial statements that are not included in this prospectus. The consolidated financial data for the six month periods ended July 31, 2005 and 2006 have been derived from our condensed consolidated unaudited financial statements which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair statement of that information for such periods. The results for the six months ended July 31, 2006 include our results through February 7, 2006 (predecessor) and after the Acquisition (successor). As part of the Acquisition, we entered into the various financing arrangements described herein and, as a result, we now have a different capital structure. Accordingly, the results of operations for periods subsequent to the consummation of the Acquisition and related financing transactions will not necessarily be comparable to prior periods. The financial data presented for the interim periods are not necessarily indicative of the results for the full year.

The selected consolidated financial data below should be read in conjunction with ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor							Successor
	Fiscal Years Ended January 31,					Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	Period February 8, 2006 through July 31, 2006
	2002	2003	2004	2005	2006
	(dollars and feet shipped in thousands)
Statement of Operations Data:
Net sales	$114,836	$102,887	$109,357	$164,915	$209,409	$109,333	$4,020	$118,889
Cost of goods sold	83,459	78,121	81,571	123,949	161,186	81,238	3,067	95,404
Gross profit	31,377	24,766	27,786	40,966	48,223	28,095	953	23,485
Operating expenses
Selling, general and administrative	10,187	10,596	12,553	14,571	14,882	7,705	7,346	8,318
Amortization	3,660	521	520	552	577	260	11	3,929
	13,847	11,117	13,073	15,123	15,459	7,965	7,357	12,247
Income (loss) from operations	17,530	13,649	14,713	25,843	32,764	20,130	(6,404)	11,238
Interest expense	19,146	15,226	14,551	13,882	16,838	7,399	336	11,966
Income tax expense (benefit)	171	391	545	4,164	7,629	5,030	(2,663)	(283)
Minority interest in loss of subsidiary	(1,124)	(144)	—	—	—	—	—	—
Change in accounting principle – goodwill transitional impairment charge(1)	—	56,100	—	—	—	—	—	—
Net income (loss)	$(663)	$(57,924)	$(383)	$7,796	$8,297	$7,701	$(4,077)	$(445)
Balance Sheet Data:
Cash	$3,403	$488	$1,188	$1,415	$2,842	$1,793	$3,228	$3,389
Property and equipment, net	25,055	25,944	25,199	27,026	26,717	26,757	27,116	33,296
Total assets	195,241	142,761	145,077	164,421	179,491	179,372	216,888	345,851
Total long term debt	147,497	164,277	154,453	171,443	169,419	173,362	206,980	201,000
Stockholders' equity (deficiency)	7,977	(49,946)	(50,329)	(42,533)	(29,342)	(34,832)	(33,419)	67,055
Statement of Cash Flows Data:
Cash from (used in) operating activities	$23,906	$(13,504)	$15,038	$(8,668)	$8,947	$1,419	$(3,036)	$5,705
Cash used in investing activities	(2,830)	(5,097)	(4,239)	(7,169)	(6,486)	(3,950)	(498)	(2,272)
Cash from (used in) financing activities	(18,415)	15,686	(10,100)	16,064	(1,034)	2,909	3,920	(3,272)
Financial and Other Data:
Adjusted EBITDA(2)	$25,169	$18,353	$20,044	$31,466	$38,630	$22,884	$857	$20,221
Capital expenditures	2,830	5,097	4,239	7,169	4,680	2,144	498	2,272
Depreciation and amortization	7,639	4,704	5,331	5,624	5,866	2,754	110	6,695
Ratio of earnings to fixed charges(3)	0.92	0.90	1.01	1.82	1.92	2.66	(17.32)	0.94
Industry Specific Performance Data:
Feet shipped	102,259	93,904	101,594	113,738	124,959	67,882	2,290	64,437
Gross profit/feet shipped	$0.31	$0.26	$0.27	$0.36	$0.39	$0.41	$0.42	$0.36
Adjusted EBITDA(2)/feet shipped	0.25	0.20	0.20	0.28	0.31	0.34	0.37	0.31

(1)	Represents goodwill impairment charge recorded in connection with the adoption of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 142, ‘‘Goodwill and Other Intangible Assets,’’ in fiscal 2003.

(2)	As used herein, ‘‘Adjusted EBITDA’’ represents net income (loss) plus (i) income tax expense (benefit); (ii) interest expense; (iii) depreciation and amortization; (iv) minority interest; (v) change in accounting principle; and (vi) other expenses associated with the Acquisition as shown below.

	Predecessor							Successor
	Fiscal Years Ended January 31,					Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	February 8, 2006 through July 31, 2006
	2002	2003	2004	2005	2006
Net income (loss)	$(663)	$(57,924)	$(383)	$7,796	$8,297	$7,701	$(4,077)	$(445)
Income tax expense (benefit)	171	391	545	4,164	7,629	5,030	(2,663)	(283)
Interest expense	19,146	15,226	14,551	13,882	16,838	7,399	336	11,966
Depreciation and amortization	7,639	4,704	5,331	5,624	5,866	2,754	110	6,695
Minority interest	(1,124)	(144)	—	—	—	—		—
Change in accounting principle	—	56,100	—	—	—	—		—
EBITDA	25,169	18,353	20,044	31,466	38,630	22,884	(6,294)	17,933
Extinguishment of deferred debt expenses	—	—	—	—	—	—	535	—
Write-up of inventory	—	—	—	—	—	—	—	2,288
Compensation expense	—	—	—	—	—	—	6,616	—
Adjusted EBITDA	$25,169	$18,353	$20,044	$31,466	$38,630	$22,884	$857	$20,221

We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use Adjusted EBITDA when interpreting operating trends and results of operations of our business. Our executive compensation is expected to be based, in part, on our Adjusted EBITDA performance measured against targets. Adjusted EBITDA is also widely used by us and others in our industry to evaluate proposed capital expenditures and to evaluate and to price potential acquisition candidates. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, income from operations, cash flows from operations or other traditional indications of an issuer's operating performance or liquidity.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement.

Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our consolidated financial statements contained in this prospectus.

(3)	In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense including the amortization of deferred financing costs, amorization of discounts and one-third of rent expense that we believe to be representative of the interest factored in those rentals. Fixed charges exceeded earnings by $1,616, $1,577, $6,740 and $728 in fiscal 2002, fiscal 2003, the period February 1, 2006 through February 7, 2006 and the period February 8, 2006 through July 31, 2006, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial information is based on our audited and unaudited consolidated financial statements included elsewhere in this prospectus, adjusted to illustrate the pro forma effect of the Transactions and the Greenville Acquisition. The pro forma effect of the Greenville Acquisition on our results has been derived from the Greenville audited financial statements for the fiscal year ended December 31, 2005 and the unaudited financial statements for the six months ended June 30, 2006, included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Greenville Acquisition as if it had occurred on July 31, 2006. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended January 31, 2006 gives effect to the Transactions and Greenville Acquisition as if they both had occurred on February 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the six months ended July 31, 2006 gives effect to the Transactions and the Greenville Acquisition as if they both had occurred on February 1, 2006.

The unaudited pro forma adjustments are based upon currently available information and certain assumptions that we believe to be reasonable under the circumstances. The pro forma adjustments reflect our preliminary estimates of the purchase price allocations, which are expected to change upon finalization of appraisals and other valuation studies that we will arrange to obtain. The final allocations will be based on actual assets and liabilities that existed as of the date of the completion of the Transactions and Greenville Acquisition. Any purchase price allocations to inventory for production profit will impact the cost of goods sold subsequent to the acquisitions. Any additional purchase price allocations to property, plant and equipment or other finite-lived intangible assets will result in additional depreciation and amortization expense, which may be significant. Additionally, the structure of the Transactions and Greenville Acquisition and certain elections that we will make in connection with the Transactions and Greenville Acquisition and subsequent tax filings will impact the amount of deferred tax liabilities that are due and the realization of the deferred tax assets.

The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not intended to represent the consolidated results of operations or financial position that we would have reported had the Transactions and Greenville Acquisition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The unaudited pro forma condensed consolidated statements of operations exclude nonrecurring items directly attributable to the Transactions and Greenville Acquisition.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in ‘‘Prospectus Summary,’’ ‘‘The Acquisition,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Selected Consolidated Financial Data,’’ ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ and the consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of July 31, 2006
(in thousands)

	Historical		Adjustments(1)	Pro Forma
	RathGibson	Greenville
Assets
Current assets
Cash	$3,389	$1,578	$—	$4,967
Accounts receivable, net	41,261	3,812	—	45,073
Inventories	40.941	4,792	2,371	48,104
Refundable income taxes	6,874	—	—	6,874
Deferred income taxes	715	—	(217)	498
Prepaid expenses and other	2,214	422	677	3,313
Total current assets	95,394	10,604	2,831	108,829
Property, plant and equipment, net	33,296	3,261	956	37,513
Goodwill	144,573	5,308	19,097	168,978
Intangible assets, net	63,249	241	104	63,594
Deferred financing costs	9,339	—	309 (2)	9,648
Total assets	$345,851	$19,414	$23,297	$388,562
Liabilities and Stockholders' Equity (Deficiency)
Current liabilities
Current installments of long-term debt and capital lease obligations	$—	$13	$—	$13
Accounts payable	13,630	1,329	—	14,959
Accrued expenses	22,373	1,379	341	24,093
Income taxes payable	1,136	214	—	1,350
Total current liabilities	37,139	2,935	341	40,415
Long-term debt, less current installments	201,100	6,375	31,192 (3)	238,667
Deferred income taxes	40,557	728	1,140	42,425
Total liabilities	278,796	10,038	32,673	321,507
Mandatorily redeemable preferred stock	—	2,100	(2,100)	—
Total stockholders' equity (deficiency)
Common stock	—	1	(1)	—
Additional paid-in capital	67,500	664	(664)	67,500
Retainted earnings (accumulated deficit)	(445)	6,611	(6,611)	(445)
	67,055	7,276	(7,276)	67,055
Total liabilities and stockholders' equity (deficiency)	$345,851	$19,414	$23,297	$338,562

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
(in thousands)

The purchase price and preliminary pro forma calculation of the excess of the purchase price over the book value of net assets acquired is as follows:

(1) Purchase price			$35,780
Estimated direct acquisition fees			1,478	(a)
Aggregate puchase price			37,258
Plus:
Historical stockholders' equity			(7,276)
Preliminary allocation of excess of purchase price over net book value and related purchase accounting adjustments:
Purchase price allocation
Inventories	2,371	(b)
Deferred income tax asset	(217	)(c)
Prepaid expenses and other	677	(c)(d)
Machinery and equipment	956	(e)
Intangible assets	104	(f)
Accrued expenses	(341	)(g)
Extinguishment of long-term debt	6,375	(h)
Deferred income tax liability	(1,140	)(c)
Redemption of mandatorily redeemable preferred stock	2,100	(h)
			10,885
Amount of preliminary adjustment to goodwill			$19,097

(a)	Represents estimated direct acquisition costs related to the Greenville Acquisition, including financial, advisory, legal, accounting and other costs.

(b)	Represents adjustments to reflect (i) $94 increase in work in process inventories to their estimated fair market value; (ii) $25 increase in finished goods inventory to its estimated fair market value, less a normal profit margin related to the sales effort; and (iii) $2,252 decrease in the LIFO reserve as we intend to use the FIFO method to value inventories in the future. The aggregate increase to inventory of $119 related to purchase price adjustments to reflect the estimated fair market value at the acquisition date and will increase cost of goods sold subsequent to the acquisition date.

(c)	Represents reclassification of deferred income tax asset of $22 from prepaid expenses and other to deferred income tax asset and adjustments to deferred income tax balances at an assumed statutory rate of 40% for the following pro forma adjustments recorded to fair value the assets and liabilities:

	Deferred income tax asset, Current	Deferred income liability, Non-current
Historical	$715	$41,285
Reclass from prepaid expenses and other	22
Adjusted historical	737	41,285
Inventories	(273)	676
Prepaid expenses and other	(194)	—
Machinery and equipment	—	383
Intangible assets	—	81
Accrued expenses	228	—
Pro forma adjustments	(239)	1,140
Pro forma	$498	$42,425

(d)	Represents adjustment of $485 to reflect estimated preliminary fair values of intangible assets-backlog indentified based on assumptions deemed reasonable by management. This preliminary adjustment is expected to change upon finalization of an appraisal and other valuation studies. The balance of the adjustment will be amortized on a straight-line method over the estimated useful life of three months. Additionally, represents adjustment of $214 to reflect income taxes to be payable by the seller.

(e)	Represents adjustment to reflect machinery and equipment at their estimated fair values. These preliminary adjustments are based on internally developed estimates. These preliminary adjustments are expected to change once we obtain third party appraisals.

(f)	Represents adjustments to (i) write-off $100 of deferred financing costs related to the debt extinguished in connection with the Greenville Acquisition; (ii) write-off $141 of customer-related intangibles; (iii) reflect $345 of estimated preliminary fair values of intangible assets-non-compete identified based on assumptions deemed reasonable by management. This preliminary adjustment is expected to change upon finalization of an appraisal and other valuation studies.

(g)	Represents adjustments to reflect (i) interest payment of $134 related to the debt extinguished in connection with the Greenville Acquisition; and (ii) accrual of severance benefits of $475 related to the plan to terminate or relocate certain employees of Greenville.

(h)	Represents payment of historical balance.

(2)	Represents deferred financing costs related to the amendment of the senior secured credit facility.

(3)	Represents adjustments to reflect (i) borrowings of $37,567 under the senior secured credit facility used to fund the aggregate purchase price of $37,258 and deferred financing costs of $309 related to the amendment of the senior secured credit facility; and (ii) payment of historical debt balance of $6,375.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Fiscal Year Ended January 31, 2006
(in thousands)

	Historical		Adjustments		Pro Forma
	RathGibson	Greenville
Net sales	$209,409	$30,950	$—		$240,359
Cost of goods sold	161,186	20,355	514	(1)	182,055
Gross profit	48,223	10,595	(514)		58,304
Operating expenses:
Selling, general and administrative	14,882	3,587	1,590	(2)	20,059
Amortization	577	175	6,350	(3)	7,102
	15,459	3,762	7,940		27,161
Income (loss) from operations	32,764	6,833	(8,454)		31,143
Interest expense and other	16,838	1,193	8,994	(4)	27,025
Income (loss) before income taxes	15,926	5,640	(17,448)		4,118
Income tax expense (benefit)	7,629	2,151	(6,979	)(5)	2,801
Net income (loss)	$8,297	$3,489	$(10,469)		$1,317
Adjusted EBITDA(6)	$38,630	$7,338	$(1,590)		$44,378

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands)

(1)	Represents adjustment to depreciation expense for estimated purchase accounting adjustment to property, plant and equipment using a straight-line method over their useful lives. These preliminary adjustments are expected to change once we obtain third party appraisals and valuation studies. The estimated preliminary depreciation of property, plant and equipment is as follows:

	Depreciation Period	Estimated Valuation	Annual Depreciation
Land improvements	8-37	$330	$16
Buildings and structures	8-37	6,507	127
Machinery and equipment	5-10	27,095	3,441
Office equipment, furniture and other	3-8	814	142
		$34,746	3,726
Less: Historical depreciation expense			(5,619)
Pro forma depreciation expense adjustment			$(1,893)

Additionally, represents an increase of $2,407 related to the expensing of the purchase price adjustments to inventory related to the Acquisition and Greenville Acquisition.

(2)	Represents adjustment to eliminate the historical management fee paid to the former sponsor ($375 annually) and to reflect the expected annual management fee to be paid to the new sponsor ($1,965 annually). See ‘‘Certain Relationships and Related Party Transactions’’ for a summary of the terms of the management agreement entered into in connection with the Transactions.

The pro forma condensed consolidated statement of operations does not include certain non-recurring expenses that were incurred directly related to the Transactions. These expenses include $6,616 recorded by us relating to the settlement of stock options, phantom rights and management bonuses. These costs were included in the consideration paid by the buyer.

The pro forma statement of operations does not include ‘‘public company costs’’ that will be incurred by us as a result of becoming a Securities and Exchange Commission (‘‘SEC’’) registrant as these costs are not considered to be estimable by us at this time. The costs will include additional staff and increased professional fees to allow us to perform the obligations that are necessary to comply with SEC regulations. We will also incur significant costs to become and remain compliant with the requirements of the Sarbanes Oxley Act of 2002. The requirements of the Sarbanes Oxley Act of 2002 will apply to us for our fiscal year ending January 31, 2008.

(3)	Represents adjustment to amortization of intangible assets for estimated purchase accounting adjustments using the straight-line method over estimated useful lives of the acquired intangible assets. These preliminary adjustments are expected to change once we obtain third party appraisals and valuation studies. The estimated preliminary annual amortization of intangibles are as follows:

	Amortization Period	Estimated Valuation	Annual Amortization
Backlog	<1	$1,889	$1,889
Customer lists - Large	20	46,815	2,341
Customer lists - Small	7	18,678	2,644
Other	7	625	228
		$68,007	$7,102

(4)	Represents the elimination of the historical interest expense and accrual of the interest expense as a result of (i) borrowings under the senior secured credit facility to fund the Acquisition and

Greenville Acquisition; and (ii) the issuance of the Original Notes, calculated as follows:

Interest expense on the Original Notes(a)	$22,500
Interest expense on senior secured credit facility(b)	2,980
Administration and commitment fees(c)	127
Cash interest expense	25,607
Amortization of deferred financing costs(d)	1,418
Total pro forma interest expense(e)	27,025
Less: Historical interest expense	(18,031)
Total pro forma interest expense adjustment	$8,994

(a)	Represents interest on the $200,000 Original Notes using an interest rate of 11.25%.

(b)	Represents interest on the $44,547 estimated average drawn under our senior secured credit facility using an interest rate of 6.69% assuming a 3 month LIBOR interest rate of 4.69% plus an applicable margin.

(c)	Represents 0.5% commitment fees on the estimated average unused portion of our senior secured credit facility and an administration fee relating to our senior secured credit facility.

(d)	Represents amortization of deferred financing costs of $10,568 over the term of the related debt of five to eight years.

(e)	Represent total pro forma interest expense, a portion of which may be able to be capitalized.

(5)	Represents the estimated tax effect of the pro forma adjustments using an effective tax rate of 40%.

(6)	As used herein, ‘‘Adjusted EBITDA’’ represents net income (loss) plus (i) income tax expense (benefit); (ii) interest expense; (iii) depreciation and amortization; and (iv) other expenses associated with the Acquisition and Greenville Acquisition as shown below (in thousands).

	Historical		Adjustments	Pro Forma
	RathGibson	Greenville
Net income (loss)	$8,297	$3,489	$(10,469)	$1,317
Income tax expense (benefit)	7,629	2,151	(6,979)	2,801
Interest expense	16,838	1,193	8,994	27,025
Depreciation and amortization	5,866	505	4,457	10,828
EBITDA	38,630	7,338	(3,997)	41,971
Write-up of inventory	—	—	2,407	2,407
Adjusted EBITDA	$38,630	$7,338	$(1,590)	$44,378

We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use Adjusted EBITDA when interpreting operating trends and results of operations of our business. Our executive compensation is expected to be based, in part, on our Adjusted EBITDA performance measured against targets. Adjusted EBITDA is also widely used by us and others in our industry to evaluate proposed capital expenditures and to evaluate and to price potential acquisition candidates. Adjsuted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, income from operations, cash flows from operations or other traditional indications of an issuer's operating performance or liquidity.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirement necessary to service interest or principal payments, on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement.

Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our consolidated financial statements contained in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended July 31, 2006
(in thousands)

	Historical		Adjustments		Pro Forma
	RathGibson	Greenville
Net sales	$122,909	$16,700	$—		$139,609
Cost of goods sold	98,471	10,961	(1,065	)(1)	108,367
Gross profit	24,438	5,739	1,065		31,242
Operating expenses:
Selling, general and administrative	15,664	1,976	(7,151	)(2)	10,489
Amortization	3,940	87	468	(3)	4,495
	19,604	2,063	(6,683)		14,984
Income from operations	4,834	3,676	7,748		16,258
Interest expense and other	12,302	539	1,157	(4)	13,998
Income (loss) before income taxes	(7,468)	3,137	6,591		2,260
Income tax expense (benefit)	(2,946)	1,229	2,636	(5)	919
Net income (loss)	$(4,522)	$1,908	$3,955		$1,341
Adjusted EBITDA(6)	$21,078	$3,945	$—		$25,023

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
(in thousands)

(1)	Represents adjustment to depreciation expense for estimated purchase accounting adjustment to property, plant and equipment using a straight-line method over their useful lives. These preliminary adjustments are expected to change once we obtain third party appraisals and valuation studies. The estimated preliminary depreciation of property, plant and equipment is as follows:

	Depreciation Period	Estimated Valuation	Six months of Depreciation
Land improvements	8-37	$330	$8
Buildings and structures	8-37	6,507	64
Machinery and equipment	5-10	27,095	1,720
Office equipment, furniture and other	3-8	814	71
		$34,746	1,863
Less: Historical depreciation expense			(3,047)
Pro forma depreciation expense adjustment			$(1,184)

Additionally, represents an increase of $119 related to the expensing of the purchase price adjustment to inventory related to the Greenville Acquisition.

(2)	Represents the elimination of the following non-recurring expenses that were directly related to the Transactions: (i) $6,616 related to the settlement of stock options, phantom rights and management bonuses that were included in the consideration paid by the buyer; and (ii) $535 related to the extinguishment of deferred financing costs.

The pro forma statement of operations does not include ‘‘public company costs’’ that will be incurred by us as a result of becoming an SEC registrant as these costs are not considered to be estimable by us at this time. The costs will include additional staff and increased professional fees to allow us to perform the obligations that are necessary to comply with SEC regulations, We will also incur significant costs to become and remain compliant with the requirements of the Sarbanes Oxley Act of 2002. The requirements of the Sarbanes Oxley Act of 2002 will apply to us for our fiscal year ending January 31, 2008.

(3)	Represents adjustment to amortization of intangible assets for estimated purchase accounting adjustments using the straight-line method over estimated useful lives of the acquired intangible assets. These preliminary adjustments are expected to change once we obtain third party appraisals and valuation studies. The estimated preliminary annual amortization of intangibles are as follows:

	Amortization Period	Estimated Valuation	Six months of Amortization
Backlog	<1	$1,889	$1,889
Customer lists - Large	20	46,815	1,170
Customer lists - Small	7	18,678	1,322
Other	7	625	114
		$68,007	$4,495

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(4)	Represents the elimination of the historical interest expense for (i) RathGibson for the period February 1, 2006 to February 7, 2006; and (ii) Greenville for the entire historical period; and accrual of the interest expense as a result of the senior secured credit facility and the issuance of the Original Notes for the period February 1, 2006 to February 7, 2006 and borrowings under the senior secured credit facility to fund the Greenville Acquisition, calculated as follows:

Interest expense on the Original Notes(a)	$433
Interest expense on senior secured credit facility(b)	1,608
Commitment fees(c)	(66)
Cash interest expense	1,975
Amortization of deferred financing costs(d)	57
2,032
Less: Historical interest expense	(875)
Total pro forma interest expense adjustment	$1,157

(a)	Represents interest on the $200,000 Original Notes for the period February 1, 2006 to February 7, 2006 using an interest rate of 11.25%.

(b)	Represents interest on the $6,980 estimated average drawn under our senior secured credit facility for the period February 1, 2006 to February 7, 2006 using an interest rate of 8.50% assuming a prime rate of 7.50% plus an applicable margin; and $37,567 average drawn under the senior secured credit facility to fund the Greenville Acquisition and financing costs related to the amendment of the senior secured credit facility using an average interest rate of 8.75%.

(c)	Represents decrease in commitment fees at ..5% on the estimated average unused portion of our senior secured credit facility.

(d)	Represents amortization of deferred financing costs of $9,940 for the period February 1, 2006 to February 7, 2006 and $309 for the entire historical period using the straight-line method over the term of the related debt of five to eight years.

(5)	Represents the estimated tax effect of the pro forma adjustments using an effective tax rate of 40%.

(6)	As used herein, ‘‘Adjusted EBITDA’’ represents net income (loss) plus (i) income tax expense (benefit); (ii) interest expense; (iii) depreciation and amortization; and (iv) other expenses associated with the Acquisition and Greenville Acquisition as shown below (in thousands).

	Historical		Adjustments	Pro Forma
	RathGibson	Greenville
Net income (loss)	$(4,522)	$1,908	$3,955	$1,341
Income tax expense (benefit)	(2,946)	1,229	2,636	919
Interest expense	12,302	539	1,157	13,998
Depreciation and amortization	6,805	269	(716)	6,358
EBITDA	11,639	3,945	7,032	22,616
Extinguishment of deferred debt expenses	535	—	(535)	—
Write-up of inventory	2,288	—	119	2,407
Compensation expense	6,616	—	(6,616)	—
Adjusted EBITDA	$21,078	$3,945	$—	$25,023

We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use Adjusted EBITDA when interpreting operating trends and results of operations of our business.

Our executive compensation is expected to be based, in part, on our Adjusted EBITDA performance measured against targets. Adjusted EBITDA is also widely used by us and others in our industry to evaluate proposed capital expenditures and to evaluate and to price potential acquisition candidates. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, income from operations, cash flows from operations or other traditional indications of an issuer's operating performance or liquidity.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement.

Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our consolidated financial statements contained in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Except for historical information, the discussion in this section contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described in the ‘‘Risk Factors’’ section of this prospectus. Future results could differ materially from those discussed below. See the discussion under the caption ‘‘Forward-Looking Statements.’’

Overview

Company Background

We are one of the world’s leading specialty manufacturers of highly engineered premium stainless steel and specialty alloy welded tubular products. Our products are designed to meet customer specifications and are used in environments that require high-performance characteristics, such as exceptional strength and the ability to withstand highly corrosive materials, extreme temperatures or high-pressure.

We sell over 1,000 products globally to a variety of diverse end-markets, including (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial. We operate primarily in two locations: Janesville, Wisconsin and North Branch, New Jersey. Our inventory generally consists of raw materials, work in process and finished goods of products that are used by leading end-users of stainless steel and specialty alloy tubular products worldwide.

Rath Manufacturing Company Holdings, Inc. (‘‘Rath’’) was founded in 1952 to sell stainless steel dairy process machinery and distribute stainless steel tubing for dairy applications and was acquired by an investor group in 1995. We were formed in 1999, when Rath combined with Gibson Tube Company, which was founded in 1962. In October 2004, we integrated the management, business strategy, marketing and operations of our Janesville, Wisconsin and North Branch, New Jersey facilities.

The Acquisition

On February 7, 2006, the buyer acquired all of our outstanding equity interests, options and phantom rights, for a purchase price of $271.9 million in cash and assumed indebtedness, after giving effect to adjustments on the closing date of the Acquisition and a post-closing working capital adjustment. The sellers are also entitled to an additional earnout payment of up to $30.0 million if certain Adjusted EBITDA targets, as defined in the stock purchase agreement, are met for fiscal 2007. In connection with the Acquisition, Messrs. Kaplan, Anacker and Griffith, were required to exchange approximately $1.6 million of our stock for an equivalent dollar amount of equity interests in the buyer parent, in lieu of cash consideration that they otherwise would have been entitled to receive in the Acquisition. For more information about the Acquisition, see ‘‘The Acquisition.’’

Prior to the Transactions, we have not been subject to reporting requirements under the Securities Exchange Act of 1934, as amended, but following the Transactions, as a result of the exchange offer for the Original Notes and because of covenants in the indenture governing the Original Notes and that will govern the New Notes, we will become a filer of Exchange Act periodic and current reports. As a result, we anticipate that our selling, general and administrative expenses following the Transactions will be higher than in prior periods.

In addition, the Acquisition was accounted for as a purchase, in accordance with the provisions of SFAS No. 141, ‘‘Business Combinations,’’ which resulted in new valuations for our consolidated assets and liabilities based on fair values as of the date of the Acquisition. These new valuations will be finalized as soon as practicable but in any event within one year after the closing of the Acquisition. We anticipate that the allocation of the purchase price in the Acquisition will result in higher amortization expense in the periods following the Acquisition compared to the predecessor periods. See ‘‘Unaudited Pro Forma Condensed Consolidated Financial Data.’’ Additionally, our net income following the closing of the Acquisition was negatively impacted by a $0.5 million write-off of deferred financing costs related to debt being refinanced in the Transactions, and an increase of approximately $7.9 million in interest expense on an annual basis as a result of the debt incurred to finance the Transactions.

Selected Factors that Affect Our Operating Results

Our business, financial condition and results of operations are significantly influenced by (i) overall demand for our products, (ii) costs of stainless steel and other raw materials and (iii) oil and gas exploration.

Overall demand for stainless steel, specialty alloy and titanium tubing products has been robust for the last several years. Driven by continued growth in general economic conditions and strong demand for high performance materials for chemical/petrochemical processing, power generation, energy and other applications, we have experienced growth in annual volume of sales as follows:

	Six Months Ended July 31,		Fiscal Years Ended January 31,
	2007	2006	2006	2005	2004
Feet shipped (millions)	66.7	67.8	125.0	113.7	101.6
Stainless steel price index*	128.7	133.4	128.2	129.0	98.4

* Source CRU International

Stainless steel prices have historically been dependent on supply and demand and costs of raw materials such as chrome, nickel, molybdenum and titanium. While we are able to pass through increases in the cost of raw materials to customers, significant increases can lead customers to temporarily delay purchases, substitute materials and/or cancel capital projects. The specialty steel industry has experienced significant increases in the cost of raw materials such as nickel, molybdenum and titanium over the last several years. Particularly in products containing nickel and titanium, we have experienced softness in the first half of fiscal 2007 as customers deplete existing inventories and assess whether the rapid rise in price levels will continue.

Last fall, storms in the U.S. gulf coast area damaged oil industry assets and disrupted a very strong first half fiscal 2006 pressure coil products market. Shipments of these products slowed through the first quarter of fiscal 2007 and have only returned to historical levels in recent months.

Demand for high-purity products, serving food, beverage and pharmaceutical applications, declined in fiscal 2005 as end-market customers reduced capital spending plans. Shipments in the first half of fiscal 2006 were flat and sales order inquiries have recently improved as a number of major capital projects have recently been released.

Restatement of Previously Issued Consolidated Financial Statements

During August 2005, we determined that the recorded values of certain inventories at one of our manufacturing facilities was overstated at January 31, 2002, 2003, 2004 and 2005 by $1.0 million, $1.0 million, $0.9 million and $2.5 million, respectively. Such overstatement of inventories was the result of capitalizing inappropriate amounts of labor and overhead costs into inventories at January 31, 2002, 2003, 2004 and 2005 and an inadequate lower of cost or market reserve at January 31, 2005 for on hand inventories scrapped in fiscal 2006. The restatements had no impact on net sales or cash flow. Subsequent to the restatement and reissuance of our consolidated financial statements, our management determined that certain state income tax returns for fiscal 2003, 2004 and 2005 were improperly prepared. As a result, income tax expense originally reported was increased an additional $0.3 million, $0.3 million and $0.4 million in fiscal 2003, 2004 and 2005, respectively. Interest expense was also increased by $0.1 million in fiscal 2005 from amount originally reported. The financial data contained in this prospectus reflect the restatement and reissuance of our 2004 and 2005 consolidated financial statements and the adjustment of our income tax expense.

Results of Operations

The following table sets forth our historical results of operations on a consolidated basis, as a percentage of net sales, for the periods indicated below:

	Predecessor				Successor	Predecessor		Successor
	Fiscal Years Ended January 31,			Three Months Ended July 31, 2005	Three Months Ended July 31, 2006	Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	Period February 8, 2006 through July 31, 2006
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	74.6	75.2	77.0	74.5	78.0	74.3	76.3	80.2
Gross profit	25.4	24.8	23.0	25.5	22.0	25.7	23.7	19.8
Operating expenses
Selling, general and administrative	11.5	8.8	7.1	7.0	6.7	7.0	182.7	7.0
Amortization	0.5	0.4	0.3	0.2	2.8	0.2	0.3	3.3
	12.0	9.2	7.4	7.2	9.5	7.2	183.0	10.3
Income from operations	13.4	15.6	15.6	18.3	12.5	18.5	(159.3)	9.5
Interest expense	13.3	8.4	8.0	6.9	9.8	6.8	8.4	10.1
Income tax expense (benefit)	0.5	2.5	3.6	4.2	1.1	4.6	(66.2)	(0.2)
Net income (loss)	(0.4)%	4.7%	4.0%	7.2%	1.6%	7.1%	(101.5)%	(0.4)%

Fluctuations in Quarterly Results of Operations

Quarterly results may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, variations in costs of products sold, the mix of products sold and general economic conditions. Results for any quarter are not indicative of the results for any subsequent fiscal quarter or for a full fiscal year. There is generally no significant seasonality in demand for our products or operations as a whole.

Three Months Ended July 31, 2006 as Compared to Three Months Ended July 31, 2005

Net Sales

Overall   —   For the second quarter of fiscal 2007, net sales increased $9.5 million, or 17.3%, to $64.2 million as compared to $54.7 in the same period in fiscal 2006. This increase in overall sales was due to (i) increases in the sales volume of heat exchanger, titanium, food, beverage and pharmaceutical products and general commercial products ($9.8 million); and (ii) an increase in average selling price of higher value energy products ($4.3 million) offset by lower volumes of energy products ($4.4 million). Total feet shipped during the second quarter of fiscal 2007 decreased by 6.5% to 33.2 million feet from 35.4 million feet in the same period in fiscal 2006 primarily due the decline in lower value pressure coil products.

Chemical/Petrochemical Processing and Power Generation Products — For the second quarter of fiscal 2007, sales of chemical/petrochemical processing and power generation products increased $3.8 million, or 21.6%, to $21.5 million as compared to $17.7 million in the same period in fiscal 2006. This increase was primarily the result of (i) increased sales volume of our heat exchanger and titanium products ($2.2 million); and (ii) increased prices for our nickel alloy and titanium products ($20.0 million), offset by a decline in sales volume of our nickel alloy products ($18.3 million). The increased sales of heat exchanger and titanium products were primarily driven by improved market demand and increased international sales. The decline in sales volumes of nickel alloy products was primarily in reaction to significant increases in the market price of nickel. Feet shipped of chemical/petrochemical processing and power generation products during the second quarter of fiscal 2007 increased by 3.1% to 8.3 million feet from 8.0 million feet in the same period in fiscal 2006.

Energy Products   —   For the second quarter of fiscal 2007, sales of energy products decreased $0.1 million, or 0.9%, to $14.0 million as compared to $14.1 million in the same period in fiscal 2006. Sales and volumes of pressure coil declined due to continued effects of Gulf coast storm damage in comparison to very strong market demand in the second quarter of the prior year. Encapsulated wire and sub-sea umbilical product sales increased as higher valued products more than offset the decline in sales volumes of lower value pressure coil products. Feet shipped of energy products during the second quarter of fiscal 2007 decreased by 24.6% to 9.4 million feet from 12.5 million feet in the corresponding period in fiscal 2006, primarily due to the decline in lower value pressure coil products.

Food, Beverage and Pharmaceutical Products   —   For the second quarter of fiscal 2007, sales of food, beverage and pharmaceutical products increased $4.4 million, or 78.7%, to $9.9 million as compared to $5.5 million in the same period in fiscal 2006. This increase was primarily the result of continuing strong demand for higher value, high purity products resulting from the resumption of a significant number of capital projects previously put on hold by our customers and the introduction of a new six inch diameter high purity product. Feet shipped of food, beverage and pharmaceuticals products during the second quarter of fiscal 2007 increased by 5.3% to 6.1 million feet from 5.8 million feet in the same period in fiscal 2006 due to a 156% increase in feet shipped of high purity/electro-polished products, partially offset by a 11% decrease in feet shipped of beverage coils.

General Commercial Products   —   For the second quarter of fiscal 2007, sales of general commercial products increased $1.4 million, or 8.3%, to $18.8 million as compared to $17.4 million in the same period in fiscal 2006. This increase was primarily the result of an increase in sales of higher value, large diameter products and a shift to higher value alloy products. Feet shipped of general commercial products during the second quarter of fiscal 2007 increased by 2.5% to 9.4 million feet from 9.1 million feet in the same period in fiscal 2006 as demand from fabricators continued to strengthen.

Gross Profit

Cost of goods sold consists of manufacturing costs (primarily material, labor, consumables, utilities, maintenance, occupancy and depreciation), inbound freight charges, shipping and handling costs, certain purchasing costs, receiving costs and warehousing costs. Our gross profit margins may not be comparable to the gross profit margins of certain other entities due to the classification of certain costs. Gross profit for the second quarter of fiscal 2007 was $14.1 million, an increase of $0.2 million, or 1.3%, as compared to $13.9 million for the same period in fiscal 2006. Gross profit margin for the second quarter of fiscal 2007 decreased to 22.0% as compared to 25.5% in the same period in fiscal 2006. The decrease in gross profit margin was largely due a non-recurring, non-cash purchase accounting adjustment of $0.5 million recorded in the second quarter of fiscal 2007. In connection with the Acquisition and in accordance with the purchase method of accounting under GAAP, certain inventories were valued at fair value on the Acquisition date, which was $2.3 million greater than their historical cost. The balance of this purchase accounting adjustment of $0.5 million not recognized in the first quarter was expensed in cost of goods sold in the Condensed Consolidated Statements of Operations during the second quarter of fiscal 2007 as the associated inventories were sold.

Operating Expenses

Selling, general and administrative expense consists primarily of management, administrative and sales compensation, benefits, travel, professional fees, communications, occupancy and insurance expenses. Selling, general and administrative expenses increased $0.5 million, or 11.8%, to $4.3 million for the second quarter of fiscal 2007 from $3.8 million for the same period in fiscal 2006. This increase was primarily due to higher compensation expenses relating to increased staffing and inflationary increases.

Amortization expense increased by $1.6 million to $1.8 million for the second quarter of fiscal 2007 from $0.2 million for the same period in fiscal 2006. The increase results from a preliminary estimated allocation of the Acquisition purchase price to intangible assets and the corresponding higher amount of amortization for the period.

Interest Expense

Interest expense increased $2.5 million, or 66.9%, to $6.3 million for the second quarter of fiscal 2007 from $3.8 million for the same period in fiscal 2006. The increase in interest expense was due to an increased principal amount of indebtedness and related interest rates established in connection with the Transactions.

Our credit agreements assessed interest at a weighted average rate of 11.2% and 10.2% at July 31, 2006 and January 31, 2006, respectively.

Income Tax Expense

Income tax expense amounted to $0.7 million for the second quarter of fiscal 2007 compared to $2.3 million for the same period in fiscal 2006. These tax provisions reflect effective tax rates of 42.1% and 37.4% for the second quarters of fiscal 2007 and fiscal 2006, respectively. The increase in the effective tax rate from estimates the second quarter of fiscal 2006 to the second quarter of fiscal 2007 is primarily due to estimates made by management related to income tax expense (benefit) of prior quarters. The difference between the actual effective tax rates and the U.S. federal statutory rate of 34% is principally due to state income tax provisions and the revisions made by management as discussed above.

Periods from February 1, 2006 through February 7, 2006 and February 8, 2006 through July 31, 2006 as Compared to Six Months Ended July 31, 2005

Net Sales

Overall   —   Net sales for the period February 1, 2006 through February 7, 2006 amounted to $4.0 million and net sales for the period February 8, 2006 through July 31, 2006 amounted to $118.9 million, and in total for both periods increased $13.6 million, or 12.4%, as compared to $109.3 in the six months ended July 31, 2005. This increase in overall sales was due to (i) increased sales volume of chemical/petrochemical processing and power generation products and general commercial products; (ii) an increase in sales of higher value energy products; (iii) sales of new products; and (iv) raw material price increases, which we largely passed through to our customers. Total feet shipped during the period February 1, 2006 through February 7, 2006 amounted to 2.3 million feet and total feet shipped during the period February 8, 2006 through July 31, 2006 amounted to 64.4 million feet, and in total for both periods decreased by 1.7%, as compared to 67.8 million feet in the six months ended July 31, 2005.

Chemical/Petrochemical Processing and Power Generation Products   —   Sales of chemical/petrochemical processing and power generation products for the period February 1, 2006 through February 7, 2006 amounted to $1.6 million and sales of chemical/petrochemical processing and power generation products for the period February 8, 2006 through July 31, 2006 amounted to $44.9 million, and in total for both periods increased $5.6 million, or 13.6%, as compared to $40.9 million in the six months ended July 31, 2005. This increase was primarily the result of increased sales volume of our heat exchanger products and increased prices for our nickel alloy and titanium products, partially offset by a decline in sales volume of our titanium products. The increased sales of these products were primarily driven by improved domestic market demand following a period of de-stocking during the second half of fiscal 2006, strong demand from ethanol plant installations and increased international sales. Feet shipped of chemical/petrochemical processing and power generation products during the period February 1, 2006 through February 7, 2006 amounted to 1.1 million feet and feet shipped of chemical/petrochemical processing and power generation products during the period February 8, 2006 through July 31, 2006 amounted to 16.7 million feet, and in total for both periods increased by 10.6%, as compared to 16.1 million feet in the six months ended July 31, 2005.

Energy Products   —   Sales of energy products for the period February 1, 2006 through February 7, 2006 amounted to $0.5 million and sales of energy products for the period February 8, 2006 through July 31, 2006 amounted to $26.3 million, and in total for both periods increased $1.1 million, or 4.4%, as compared to $25.7 million in the six months ended July 31, 2005. This increase was primarily the result of (i) increased sales of subsea umbilical products, including heavy wall, zinc-cladded products that were introduced in fiscal 2006; and (ii) increased sales of encapsulated wire products for the energy industry due to the increased demand for oil production. These increases were partially offset by lower sales volumes of pressure coil products due to the continuing effect of U.S. Gulf coast storm damage. Feet shipped of energy products during the period February 1, 2006 through February 7, 2006 amounted to 0.3 million feet and feet shipped of energy products during the period February 8, 2006 through July 31, 2006 amounted to 18.7 million feet, and in total for both periods decreased by 17.0%, as compared to 23.0 million feet in the six months ended July 31, 2005.

Food, Beverage and Pharmaceutical Products   —   Sales of food, beverage and pharmaceutical products for the period February 1, 2006 through February 7, 2006 amounted to $0.7 million and sales of food, beverage and pharmaceutical products for the period February 8, 2006 through July 31, 2006 amounted to $16.8 million, and in total for both periods increased $4.4 million, or 33.2%, as compared to $13.1 million in the six months ended July 31, 2005. This increase was primarily the result of continuing strong demand for higher value products resulting from a larger number of capital projects by our customers and the introduction of a new six inch high purity product. Feet shipped of food, beverage and pharmaceuticals products during the period February 1, 2006 through February 7, 2006 amounted to 0.1 million feet and feet shipped of food, beverage and pharmaceuticals products during the period February 8, 2006 through July 31, 2006 amounted to 10.2 million feet, and in total for both periods increased by 1.0%, as compared to 10.2 million feet in the six months ended July 31, 2005.

General Commercial Products   —   Sales of general commercial products for the period February 1, 2006 through February 7, 2006 amounted to $1.2 million and sales of general commercial products for the period February 8, 2006 through July 31, 2006 amounted to $30.9 million, and in total for both periods increased $2.5 million, or 8.5%, as compared to $29.6 million in the six months ended July 31, 2005. This increase was primarily the result of an increase in sales of higher value large diameter products, inclusion of additional sizes in vendor managed inventory programs with our primary general line distributors and a shift to higher value alloy products. Feet shipped of general commercial products during the period February 1, 2006 through February 7, 2006 amounted to 0.8 million feet and feet shipped of general commercial products during the period February 8, 2006 through July 31, 2006 amounted to 18.8 million feet, and in total for both periods increased by 5.1%, as compared to 18.6 million feet in the six months ended July 31, 2005 as demand from fabricators continued to strengthen.

Gross Profit

Gross profit for the period February 1, 2006 through February 7, 2006 amounted to $0.9 million and gross profit for the period February 8, 2006 through July 31, 2006 amounted to $23.5 million, and in total decreased $3.7 million, or 13.0%, as compared to $28.1 million for the six months ended July 31, 2005. Gross profit margin for the period February 1, 2006 through February 7, 2006 amounted to 23.7% and gross profit margin for the period February 8, 2006 through July 31, 2006 amounted to 19.8%, and for both periods amounted to 19.9% as compared to 25.7% in the six months ended July 31, 2005. The decrease in gross profit margin was largely due a non-recurring, non-cash purchase accounting adjustment of $2.3 million recorded in the period February 8, 2006 through July 31, 2006. In connection with the Acquisition and in accordance with the purchase method of accounting under GAAP, certain inventories were valued at fair value on the Acquisition date, which was $2.3 million greater than their historical cost. This purchase accounting adjustment was expensed in cost of goods sold in the Condensed Consolidated Statements of Operations during the period February 8, 2006 through July 31, 2006 as the associated inventories were sold. In addition, lower sales volumes of pressure coil products and high costs of production relating to heavy wall subsea umbilical products contributed to the decline in gross profit margins. Gross profit per foot shipped for the period February 1, 2006 through February 7, 2006 amounted to $0.42/foot and gross profit per foot shipped for the period February 8, 2006 through July 31, 2006 amounted to $0.35/foot ($0.39/foot excluding one-time purchase accounting adjustments), and in total for both periods amounted to $0.37/foot ($0.40/foot excluding one-time purchase accounting adjustments), as compared to $0.41/foot for the six months ended July 31, 2005.

Operating Expenses

Selling, general and administrative expenses for the period February 1, 2006 through February 7, 2006 amounted to $7.4 million and selling, general and administrative expenses for the period February 8, 2006 through July 31, 2006 amounted to $8.3 million, and in total for both periods increased approximately $8.0 million, or 103.3%, as compared to $7.7 million for the six months ended July 31, 2005. This increase was primarily due to the following: (i) extinguishment of deferred debt expenses of $0.5 million in the period February 1, 2006 through February 7, 2006; and (ii) the recognition of compensation expense ($6.6 million) during the period February 1, 2006 through February 7, 2006 relating to settlement of outstanding stock options, phantom rights and management bonuses recorded in connection with the Acquisition.

Amortization expense for the period February 1, 2006 through February 7, 2006 amounted to less than $0.1 million and amortization expense for the period February 8, 2006 through July 31, 2006 amounted to $3.9 million, and in total for both periods increased by $3.5 million, as compared to $0.4 million for the six months ended July 31, 2005. The increase results from an allocation of the Acquisition purchase price to intangible assets and the corresponding higher amount of amortization for the period.

Interest Expense

Interest expense for the period February 1, 2006 through February 7, 2006 amounted to $0.3 million and interest expense for the period February 8, 2006 through July 31, 2006 amounted to $12.0 million, and in total for both periods increased $4.9 million, or 66.3%, as compared to $7.4 million for the six months ended July 31, 2005. The increase in interest expense was due to a increased principal amount of indebtedness and related interest rates established in connection with the Transactions.

Income Tax Expense (Benefit)

Income tax benefit for the period February 1, 2006 through February 7, 2006 amounted to $2.6 million and income tax benefit for the period February 8, 2006 through July 31, 2006 amounted to $0.3 million, and in total for both periods amounted to $2.9 million, compared to an expense of $5.0 million for the six months ended July 31, 2005. These tax provisions reflect effective tax rates of 39.5%, 38.9% and 39.5% for the period February 1, 2006 through February 7, 2006, the period February 8, 2006 through July 31, 2006, and the six months ended July 31, 2005, respectively. The difference between the actual effective tax rates and the U.S. federal statutory rate of 34% is principally due to state income tax provisions.

Fiscal 2006 Compared to Fiscal 2005

Net Sales

Overall.    For fiscal 2006, our net sales increased $44.5 million, or 27.0%, to $209.4 million as compared to $164.9 million in fiscal 2005. This increase in net sales was primarily the result of increased unit sales volume and a shift to higher value nickel alloy products. Feet shipped during fiscal 2006 increased by 9.9% to 125.0 million feet from 113.7 million feet in fiscal 2005, due primarily to increased sales of chemical/petrochemical processing and energy products to existing customers, partially driven by increased international sales. The net sales increase was also due to rising stainless steel prices, which we largely passed through to our customers, and a continued strong market for our titanium and other higher margin products.

Chemical/Petrochemical Processing and Power Generation Products.    For fiscal 2006, our sales of chemical/petrochemical processing and power generation products increased $32.0 million, or 54.6%,

to $90.6 million as compared to $58.6 million in fiscal 2005. This increase was primarily the result of increased sales of heat exchanger products ($8.8 million), nickel alloy products ($19.2 million) and titanium products ($4.0 million). The increase resulted mostly from (i) increased nickel alloy and titanium prices; (ii) increased international sales; and (iii) increased domestic demand for our products. Feet shipped of chemical/petrochemical processing and power generation products increased by 20.0% to 31.8 million feet from 26.5 million feet in fiscal 2005.

Energy Products.    For fiscal 2006, our sales of energy products increased $11.3 million, or 35.3%, to $43.3 million as compared to $32.0 million during fiscal 2005. This increase was primarily the result of increased shipments of pressure coils ($6.8 million), subsea umbilical products ($2.1 million) and encapsulated wire products ($2.4 million) for use by the energy industry. The increased sales of these products was primarily driven by increased exploration in the energy industry and increased sales in international markets through specialty distributors. Feet shipped of energy products increased by 36.9% to 38.6 million feet from 28.2 million feet in fiscal 2005.

Food, Beverage and Pharmaceutical Products.    For fiscal 2006, our sales of food, beverage and pharmaceutical products decreased $1.1 million, or 3.6%, to $29.5 million as compared to $30.6 million in fiscal 2005. This decrease was primarily the result of a decrease in sales of high purity and electro-polished products ($0.9 million), which was attributable to decreased capital spending by end-market users of these products. Feet shipped of food, beverage and pharmaceuticals products decreased by 11.9% to 17.8 million feet from 20.2 million feet in fiscal 2005.

General Commercial Products.    For fiscal 2006, our sales of general commercial products increased $2.3 million, or 5.3%, to $46.0 million as compared to $43.7 million during fiscal 2005. This increase was primarily the result of increased stainless steel prices and sales of automotive high-performance exhaust products. These increases were partially offset by decreased sales volumes. Feet shipped of general commercial products decreased by 5.4% to 36.8 million feet from 38.9 million feet in fiscal 2005. The decrease in feet shipped was primarily due to our shift of certain production assets toward our higher margin products.

Gross Profit

Our gross profit for fiscal 2006 was $48.2 million, an increase of $7.2 million, or 17.6%, as compared to $41.0 million during fiscal 2005. Our overall gross profit margin for fiscal 2006 decreased to 23.0% as compared to 24.8% in fiscal 2005. The decrease in gross profit margin was due to an increase in raw material costs, partially offset by a mix shift to more energy, titanium and other higher margin products and cost savings from operational improvements, including improved purchasing practices and labor cost reductions. Our overall gross profit per foot shipped for fiscal 2006 increased to $0.39/foot as compared to $0.36/foot in fiscal 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased approximately $0.3 million, or 2.1%, to $14.9 million in fiscal 2006 from $14.6 million in fiscal 2005. This increase was primarily due to higher compensation expenses.

Interest Expense

Interest expense increased $2.9 million, or 20.9%, to $16.8 million for fiscal 2006 from $13.9 million for fiscal 2005. The increase in interest expense was due to increased interest rates related to our pre-Acquisition revolving credit facility and higher levels of debt outstanding.

Income Tax Expense

Income tax expense increased to $7.6 million (47.9% effective rate) for fiscal 2006 from $4.2 million (34.8% effective rate) for fiscal 2005. The increase was primarily due to the settlement of prior years state income tax claims ($0.9 million), the absence of reversal of valuation allowances recognized in fiscal 2005 ($0.5 million) and an increase in pre-tax income.

Fiscal 2005 Compared to Fiscal 2004

Net Sales

Overall.    For fiscal 2005, our net sales increased $55.6 million, or 50.8%, to $164.9 million as compared to $109.4 million in fiscal 2004. This increase in overall sales was due to (i) increased sales volume of chemical/petrochemical and energy products; (ii) an increase in sales of higher value nickel alloy products; and (iii) sales of new products and raw material price increases, which we largely passed through to our customers. Total feet shipped during fiscal 2005 increased by 12.0% to 113.7 million feet from 101.6 million feet in fiscal 2004.

Chemical/Petrochemical Processing and Power Generation Products.    For fiscal 2005, our sales of chemical/petrochemical processing and power generation products increased $27.7 million, or 89.6%, to $58.6 million as compared to $30.9 million in fiscal 2004. This increase was primarily the result of increased sales of our heat exchanger products, partially offset by a decline in sales of our condenser products. This increase was also due to (i) increased unit sales; (ii) a shift to higher value nickel alloys; and (iii) sales from our new titanium products. The increased sales of these products was primarily driven by market acceptance of our new titanium products and increased international sales. Feet shipped of chemical/petrochemical processing and power generation products increased by 51.4% to 26.5 million feet from 17.5 million feet in fiscal 2004.

Energy Products.    For fiscal 2005, our sales of energy products increased $10.5 million, or 48.8%, to $32.0 million as compared to $21.5 million in fiscal 2004. This increase was primarily the result of (i) increased sales of subsea umbilical products, including zinc-cladded products that were introduced in fiscal 2004; and (ii) increased sales of pressure coils and encapsulated wire products for the energy industry due to the increased demand for oil production. For fiscal 2005, net sales of subsea umbilical products were $4.0 million, as compared to $0.2 million in fiscal 2004. Feet shipped of energy products increased by 23.2% to 28.2 million feet from 22.9 million feet in fiscal 2004.

Food, Beverage and Pharmaceutical Products.    For fiscal 2005, our sales of food, beverage and pharmaceutical products increased $9.8 million, or 47.1%, to $30.6 million as compared to $20.8 million in fiscal 2004. This increase was primarily the result of increased demand of higher value products resulting from a larger number of capital projects by our customers and the introduction of a new six inch high purity product which we buy and re-sell to distributors. Feet shipped of food, beverage and pharmaceuticals products decreased by 2.4% to 20.2 million feet from 20.7 million feet in fiscal 2004 due to a 9.2% decrease in feet shipped of beverage coils, partially offset by a 25.6% increase in feet shipped of higher margin high purity/electro-polished products.

General Commercial Products.    For fiscal 2005, our sales of general commercial products increased $7.5 million, or 20.7%, to $43.7 million as compared to $36.2 million in fiscal 2004. This increase was primarily the result of an increase in sales of higher value large diameter products, inclusion of additional sizes in vendor managed inventory programs with our primary general line distributors and a shift to higher value alloy products. Feet shipped of general commercial products decreased by 4.0% to 38.9 million feet from 40.5 million feet in fiscal 2004 due to reduced demand for smaller diameter products.

Gross Profit

Our gross profit for fiscal 2005 was $41.0 million, an increase of $13.2 million, or 47.4%, as compared to $27.8 million in fiscal 2004. Our overall gross profit margin for fiscal 2005 decreased to 24.8% as compared to 25.4% in fiscal 2004. The decrease in gross profit margin was due to increased raw material costs which we largely passed through to our customers, partially offset by a shift to higher margin energy products and cost savings initiatives from operational improvements including, improved purchasing practices, scrap reduction and labor cost reductions implemented by our new management. Our overall gross profit per foot shipped for fiscal 2005 increased to $0.36/foot as compared to $0.27/foot in fiscal 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased approximately $2.0 million, or 15.9%, to $14.6 million for fiscal 2005 from $12.6 million in fiscal 2004. This increase was primarily due to bonus and salary payments to our employees and severance payments to former employees.

Interest Expense

Interest expense decreased $0.7 million, or 4.6%, to $13.9 million for fiscal 2005 from $14.6 million for fiscal 2004. The decrease in interest expense was due to a reduction in interest rates as a result of refinancing our pre-Acquisition revolving credit facility.

Income Tax Expense

Income tax expense increased to $4.2 million for fiscal 2005 from $0.5 million for fiscal 2004. The increase was primarily due to an increase in pre-tax income.

Sales Order Backlog

Our sales order backlog was $76.2 million at July 31, 2006 compared to $57.1 million at July 31, 2005. The increase in our sales order backlog was primarily due to (i) increased domestic demand for capital projects, particularly heat exchangers and general commercial products; and (ii) strong sales for international applications, including desalination and other process equipment projects. Management estimates that approximately 85% of the sales order backlog will be fulfilled during the remainder of the current fiscal year.

Liquidity and Capital Resources

Our principal liquidity requirements are to service debt and meet working capital expenditure needs.

Concurrently with the closing of the Transactions, and as a condition thereof, we entered into a $50.0 million senior secured credit facility that matures in 2011. Borrowings under the agreement bear interest payable at various dates with floating rates of either (i) prime plus 1% or (ii) LIBOR plus 2%. At July 31, 2006, all borrowings outstanding under the senior secured credit facility were at prime plus 1% (9.25% at July 31, 2006). As of July 31, 2006, we had approximately $1.1 million outstanding under the senior secured credit facility. On August 15, 2006, we amended our senior secured credit facility and borrowed $37.4 million to finance the Greenville Acquisition. Under the amendment, the maximum borrowings under the senior secured credit facility was increased by $10.0 million to $60.0 million, subject to borrowing base availability. The senior secured credit facility contains various covenants that, among other things, restrict our ability to incur or guarantee debt, pay dividends, make certain investments, repurchase stocks, incur liens, enter into certain transactions with affiliates, enter into certain sales and leaseback transactions and transfer or sell assets. We were in compliance with all such covenants at July 31, 2006.

In connection with the Acquisition, we issued $200.0 million aggregate principal amount of Original Notes due February 15, 2014. These notes bear interest at 11.25% per annum payable in semi-annual installments on February 15 and August 15 each year commencing August 15, 2006. The indenture governing the Original Notes contains covenants that, among other things, restrict our ability to incur or guarantee additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into certain transactions with affiliates, enter into certain sale and leaseback transactions, merge or consolidate, and transfer or sell assets. We were in compliance with all such covenants at July 31, 2006.

We have entered into a management agreement with Castle Harlan, as manager, under which Castle Harlan provides business and organizational strategy, financial and investment management, advisory, merchant and investment banking services to the buyer parent. The management agreement is for an initial term expiring December 31, 2013 and is subject to renewal for consecutive one-year terms unless terminated by Castle Harlan or us upon 90 days notice prior to the expiration of the initial term or any annual renewal. As compensation for these services to be performed by Castle Harlan for fiscal 2007, we paid $2.0 million to Castle Harlan on the date of the closing of the Acquisition. In addition, we paid Castle Harlan $0.8 million on the date of the closing of the Acquisition for services rendered in connection with the Transactions. During the three and six months ended July 31, 2006, $0.5 million and $1.0 million, respectively, was amortized to selling, general and administrative expenses within the Condensed Consolidated Statements of Operations. For services rendered after fiscal 2007, an annual management fee is payable quarterly in advance and equal to 3% of the aggregate equity contributions made by CHP IV and its affiliates (including their limited partners). For any additional equity contributions made by CHP IV or its affiliates (including their limited partners) to any of us, the buyer or the buyer parent, we will pay Castle Harlan an annual management fee equal to 3% of each such equity contribution. See ‘‘Certain Relationships and Related Party Transactions’’ for further information regarding our management agreement with Castle Harlan.

We expect that cash generated from operating activities and availability under our senior secured credit facility will be our principal sources of liquidity. Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund working capital needs, planned capital expenditures and any earnout payments pursuant to the Acquisition, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months.

Cash Flows

Operating Activities.    Our business generated net cash outflows from operating activities of $3.0 million for the period February 1, 2006 through February 7, 2006 and generated net cash inflows from operating activities of $5.7 million for the period February 8, 2006 through July 31, 2006, and in total for both periods generated net cash inflows of $2.7 million, as compared to $1.4 million for the six months ended July 31, 2005. The increase in cash flows from operating activities was primarily attributable to increased interest payable on senior debt and was partially offset by lower operating income and increases in working capital needs due to higher levels of sales and inventories driven, in part, by increased market value of raw materials.

Our business generated net cash inflows from operating activities of $8.9 million for fiscal 2006 compared with net cash outflows from operating activities of $8.7 million for fiscal 2005. The increase in cash flows from operating activities for fiscal 2006 was primarily attributable to increased net income during the period and reduction in interest payable on affiliate debt in fiscal 2005 as a result of a modification of the terms of a promissory note, partially offset by increased working capital needs.

Our business generated net cash outflows from operating activities of $8.7 million for fiscal 2005 compared with net cash inflows from operating activities of $15.0 million for fiscal 2004. The decrease in fiscal 2005 was attributable to increased working capital requirements, partially offset by an increase in net income. The increase in working capital was primarily driven by (i) a $15.6 million reduction in interest payable on affiliate debt as a result of the repayment of amounts due under our former pre-Acquisition revolving credit facility with amounts drawn under a new pre-Acquisition revolving credit facility; and (ii) an increase in accounts receivable and inventory driven by the growth in the business and increased raw material costs.

Investing Activities.    We used cash of $0.5 million for investing activities for the period February 1, 2006 through February 7, 2006 and used cash of $2.3 million for investing activities for the period February 8, 2006 through July 31, 2006, and in total for both periods used cash of $2.8 million, as compared to $3.9 million for the six months ended July 31, 2005. Capital expenditures to replace and upgrade existing capital equipment and install new equipment and fixtures to provide additional operating efficiencies totaled $0.5 million, $2.3 million and $2.1 million in the period February 1, 2006 through February 7, 2006, the period February 8, 2006 through July 31, 2006 and the six months ended July 31, 2005, respectively. In the six months ended July 31, 2005, we used cash of $1.8 million to purchase certain of our minority equity interests. We expect capital expenditures for the remainder of fiscal 2007 to be approximately $4.7 million, primarily relating to the purchase of new equipment for the purpose of reducing manufacturing costs, increasing productive capacity and maintenance.

Net cash outflows from investing activities were $6.5 million for fiscal 2006, compared with net cash outflows from investing activities of $7.2 million for fiscal 2005 and net cash outflows of $4.2 million for fiscal 2004. Net cash outflows in each period were primarily due to capital expenditures related to new products and margin enhancement programs and our maintenance capital expenditures were approximately $1.5 million per year.

Financing Activities.    Financing activities provided cash of $3.9 million in the period February 1, 2006 through February 7, 2006 and used cash of $3.3 million in the period February 8, 2006 through July 31, 2006, and in total for both periods provided cash of $0.6 million, as compared to $2.9 million for the six months ended July 31, 2005. In connection with the Acquisition, we issued $200.0 million in Original Notes and borrowed $7.0 million under the senior secured credit facility, which was used for the following corporate purposes: (i) repay existing indebtedness of ours of approximately $170.4 million; (ii) fund the Acquisition through the payment of $23.1 million to the buyer; and (iii) payment of financing costs of $9.6 million. In addition, subsequent to the Acquisition, we made payments of $5.9 million on the senior secured credit facility. For the six months ended July 31, 2005, we used cash of $2.9 million to repay revolving and long-term debt.

Our cash flow used in financing activities for fiscal 2006 was $1.0 million while cash flow provided by financing activities for fiscal 2005 was $16.1 million. Our cash flow used in financing activities for fiscal 2004 was $10.1 million. This cash flow is due primarily to increases and decreases to our pre-Acquisition revolving credit facility and the repayment of long-term debt.

In the period February 8, 2006 through July 31, 2006, we received $2.6 million related to the working capital adjustment in connection with the Acquisition.

Debt and Other Obligations

Concurrently with the closing of the Transactions, and as a condition thereof, we entered into our $50.0 million senior secured credit facility that matures in 2011. Concurrently with the closing of the Greenville Acquisition on August 15, 2006, we entered into an amendment to the senior secured credit facility for which the borrowing capacity was increased by $10.0 million to $60.0 million, subject to borrowing base availability. For more information regarding our senior secured credit facility, see ‘‘Description of Material Indebtedness — Senior Secured Credit Facility.’’

We expect that cash generated from operating activities and availability under our senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months.

The stock purchase agreement entered into in connection with the Acquisition provides for the payment of an earnout based on our Adjusted EBITDA for fiscal 2007, as defined in the stock purchase agreement, subject to a maximum earnout payment of $30.0 million. For more information on this earnout payment, see ‘‘The Acquisition.’’

Contractual Obligations

The following table represents our contractual commitments associated with our debt and other obligations as of January 31, 2006 prior to giving consideration to the Transactions and Greenville Acquisition and the application of the proceeds therefrom:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation, bank(1)	$3,980	$1,229	$2,238	$513	$—
Revolving credit line(2)	30,919	—	—	30,919	—
Related party debt(3)	94,938	6,650	13,300	74,988	—
Related party debt(4)	68,766	4,428	9,660	23,056	31,622
Related party debt(5)	47,446	2,715	5,923	5,923	32,885
Operating leases(6)	7,223	1,749	3,463	1,432	579
Management fee(7)	1,875	375	750	750	—
Raw materials(8)	44,002	44,002	—	—	—
Capital expenditures(8)	2,583	2,583	—	—	—
Total contractual obligations	$301,732	$63,731	$35,334	$137,581	$65,086

(1)	Represents scheduled payments of principal and interest (computed using the 7.32% interest rate on January 31, 2006) on the term loan. See Note 7 in the accompanying Consolidated Financial Statements.

(2)	Amount does not include interest payments.

(3)	Represents scheduled payments of principal and interest (computed using the 9.50% interest rate on January 31, 2006) on the note payable to Liberty Partners Lenders, LLC. See Note 7 in the accompanying Consolidated Financial Statements.

(4)	Represents scheduled payments of principal and interest (computed using the 11.50% interest rate on January 31, 2006) on the first subordinated note. See Note 7 in the accompanying Consolidated Financial Statements.

(5)	Represents scheduled payments of principal and interest (computed using the 12.34% interest rate on January 31, 2006) on the second subordinated note. See Note 7 in the accompanying Consolidated Financial Statements.

(6)	Represents future minimum lease payments required under long-term non-cancelable operating leases in effect at January 31, 2006. See Note 8 in the accompanying Consolidated Financial Statements.

(7)	Represents management fee to be paid to certain stockholders. For disclosure purposes, we have shown the cost for the next five years. See Note 12 in the accompanying Consolidated Financial Statements.

(8)	Represents ordinary course purchase orders.

The following table represents our contractual commitments associated with our debt and other obligations as of January 31, 2006 after giving effect to the Transactions and Greenville Acquisition (assuming no working capital or other adjustments pursuant to the purchase agreement, and excluding any payments that may be made pursuant to the earnout provided under the stock purchase agreement entered into in connection with the Acquisition, as described under ‘‘The Acquisition’’) and the application of the proceeds therefrom:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Original notes(1)	$200,000	$—	$—	$—	$200,000
Senior secured credit facility(1)	38,667	—	—	—	38,667
Operating leases	7,765	1,849	3,663	1,632	621
Management fee(2)	15,556	1,965	3,930	3,930	5,731
Raw materials(3)	44,002	44,002	—	—	—
Capital expenditures(3)	2,583	2,583	—	—	—
Total contractual obligations	$308,573	$50,399	$7,593	$5,562	$245,019

(1)	Amount does not include interest payments.

(2)	We have entered into a management agreement with Castle Harlan, as manager, under which Castle Harlan provides business and organizational strategy, financial and investment management, advisory, merchant and investment banking services to the buyer parent, the buyer and us, and under what we pay Castle Harlan compensation for those services. See ‘‘Certain Relationships and Related Party Transactions — Management Agreement’’.

(3)	Represents ordinary course purchase orders.

Off-balance Sheet Arrangements

As of July 31, 2006, we did not have any off-balance sheet arrangements.

Seasonality

There is generally no significant seasonality in demand for our products or our operations as a whole.

Qualitative and Quantitative Information about Market Risk

Interest Rate Risk.    We are subject to changes in interest rates. Our interest rate exposure relates to our senior secured credit facility, which accrues interest at a floating rate. Assuming the entire $60.0 million was borrowed thereunder, a 100 basis points change in interest rate would impact us by $0.6 million per annum. As of July 31, 2006, the interest rate on our senior secured credit facility was 9.25%.

Commodity Price Risk.    We purchase certain raw materials such as stainless steel, nickel alloys, titanium, argon and hydrogen that are subject to price volatility caused by unpredictable factors. Stainless steel, principally 304L grade and 316L grade, is the primary raw material we use to manufacture our products. Where possible, we employ fixed rate raw material purchase contracts, customer price adjustments and surcharges at the time of delivery to help us manage this risk. Historically, we have been able to pass along increases in raw material costs to our customers, and we expect to continue to pass along such costs to our customers. We do not use derivatives to manage raw materials price risk.

Effects of Inflation.    Inflation has not had a material impact on our results of operations or financial condition during the preceding three years.

Critical Accounting Policies; Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses in our consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different circumstances or conditions. If actual amounts are ultimately different from these estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. There have been no material changes made to our critical accounting policies and estimates during the periods presented in our consolidated financial statements.

Accounts Receivable

Accounts receivables consist of amounts billed and currently due from customers. We extend credit to customers in the normal course of business and generally do not require collateral to support our accounts receivable balances. We maintain a reserve for estimated losses resulting from the inability or unwillingness of customers to make required payments. The reserve for estimated losses is based on its historical experience, existing economic conditions and any specific customer collection issues we have identified.

Long-Lived Assets

Long-lived assets other than goodwill and indefinite-lived intangible assets, which are tested separately for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). We recognize an impairment loss if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. If we recognize an impairment loss, the adjusted carrying amount becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.

Goodwill and Other Intangible Assets

Goodwill is subject to annual impairment testing and is not amortized. The recoverability of goodwill is based upon the fair value of each of our two reporting segments determined by using a discounted cash flow analysis.

Other intangible assets, consisting primarily of customer lists are amortized principally by the straight-line method over their estimated useful lives.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred income taxes are recognized for temporary differences between the reported amounts of assets and liabilities herein and their income tax basis and for net operating loss and tax credit carryforwards. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are computed using the income tax rates in effect in the years in which the temporary differences are expected to reverse.

Revenue Recognition

Revenues and costs of goods sold are recognized when persuasive evidence of a selling arrangement exists, delivery has occurred, our price to the customer is fixed or determinable, and collectibility is reasonably assured. These criteria are generally satisfied upon shipment of product.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 151, ‘‘Inventory Costs — an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’), which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) to be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We have adopted SFAS 151 for fiscal 2007. The adoption of SFAS 151 did not have a material impact on our financial statements at July 31, 2006 and for the periods then ended.

During December 2004, the FASB issued SFAS No. 123R ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and certain transactions under other stock plans. The effective date of SFAS 123R is the first annual reporting period that begins after December 15, 2005 for non-public entities. We adopted SFAS 123R using the modified-prospective method beginning in fiscal 2007. The adoption of SFAS 123R on outstanding share-based awards is deemed immaterial for fiscal 2007. However, the actual share-based compensation expense for fiscal 2007 will depend on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3’’ (‘‘SFAS 154’’). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application to the earliest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. We have had no changes in accounting methods or error corrections that have required restatement since we adopted the pronouncement on February 1, 2006.

In June 2006, the FASB issued Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are assessing the impact the adoption of FIN 48 will have on our consolidated financial position and results of operations for fiscal 2008.

Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, and based on their evaluation, the principal executive officer and principal financial officer have concluded that these controls and procedures are effective. There were no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

THE EXCHANGE OFFER

General

The issuer issued and sold the Original Notes on February 7, 2006, or the Closing Date, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

In connection with the sale of Original Notes to the initial purchasers, the holders of the Original Notes became entitled to the benefits of a registration rights agreement dated the Closing Date between the issuer, and the initial purchasers, or Registration Rights Agreement.

Under the Registration Rights Agreement, the issuer became obligated to file a registration statement in connection with an exchange offer. The exchange offer being made by this prospectus will satisfy the issuer's obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to the issuer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the issuer will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. The issuer will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

Based on no-action letters issued by the staff of the SEC to third parties, the issuer believes that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of the issuer within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes pursuant to the exchange offer must deliver a prospectus in connection with the resale of the New Notes. If the broker-dealer acquired the Original Notes as a result of market-making or other trading activities, such broker-dealer must use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of New Notes. Broker-dealers who acquired the Original Notes directly from the issuer must, in the absence of an exemption from registration, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales and cannot rely on the position of the SEC staff enunciated in the Exxon Capital Holding Corp. no-action letter (available May 13, 1988). See ‘‘Plan of Distribution’’ for additional information. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The issuer will be deemed to have accepted validly tendered Original Notes when, as and if it had given oral or written notice of the acceptance of those notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from the issuer and delivering New Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, the issuer will promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under ‘‘— Conditions’’ without waiver by the issuer, certificates or any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes promptly upon expiration or termination of the exchange offer.

Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. The issuer will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See ‘‘— Fees and Expenses.’’

Shelf Registration Statement

If (1) the issuer is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or (2) any holder of Original Notes notifies the issuer prior to the 20th business day following consummation of the exchange offer that:

(a)	it is prohibited by law or SEC policy from participating in the exchange offer;

(b)	it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns notes acquired directly from the issuer or an affiliate of the issuer,

The issuer will file with the SEC a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

The issuer agrees to use all commercially reasonable efforts to (a) cause the shelf registration statement to be filed with the SEC on or prior to 90 days after such filing obligation arises and (b) will use commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after such obligation shelf registration statement is filed.

The issuer will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. The issuer agrees to supplement or make amendments to the shelf registration statement as and when required by the registration form used for the shelf registration statement or by the Securities Act or rules and regulations under the Securities Act for shelf registrations. The issuer agrees to furnish to certain holders copies of any such supplement or amendment prior to its being used or promptly following its filing. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

Notwithstanding anything to the contrary in the Registration Rights Agreement, if the board of director of the issuer determines in good faith that it is in the best interests of the issuer not to disclose the existence of or facts surrounding any proposed or pending material corporate transaction or other material development involving the company or the guarantors, the issuer may allow the shelf registration to fail to be effective or this prospectus to be unusable as a result of such nondisclosure for up to 60 days in any year during the two-year period of effectiveness required by section 4 of the Registration Rights Agreement.

Liquidated Damages

If:

(1)	the issuer fails to file any registration statement required by the Registration Rights Agreement on or before the date specified for such filing;

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

(3)	the issuer fails to consummate the exchange offer within 45 business days after the initial effective date of the exchange offer registration statement relating to the exchange offer; or

(4)	Any registration statement required by the Registration Rights Agreement is declared effective but thereafter is either withdrawn by the issuer or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement, including during any blackout period permitted thereunder) without being succeeded immediately by an additional registration statement filed and declared effective within 60 days of such suspension (each such event referred to in clauses (1) through (4) above, a registration default and each period during which a registration default has occurred and is continuing, a registration default period),

Additional interest, which we refer to as liquidated damages, shall accrue and become payable in respect of the Original Notes as set forth below.

With respect to the first 90-day period immediately following the occurrence of a registration default, an amount equal to 0.25% per annum on the outstanding principal amount of Original Notes. The amount of the liquidated damages will increase by an additional 0.25% per annum on the outstanding principal amount of Original Notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of 1.0% annum on the outstanding principal amount of Original Notes.

All accrued liquidated damages will be paid by the issuer on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all registration defaults, the accrual of liquidated damages will cease. Liquidated damages will accrue only on notes that constitute registrable securities (as defined in the Registration Rights Agreement).

Expiration Date; Extensions; Amendment

The term ‘‘expiration date’’ means 5:00 p.m., New York City time, on December 1, 2006, which is 20 business days after the commencement of the exchange offer, unless the issuer extends the exchange offer, in which case, the term ‘‘expiration date’’ means the latest date to which the exchange offer is extended.

In order to extend the expiration date, the issuer will notify the exchange agent of any extension by oral or written notice and will issue a press release of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The issuer reserves the right:

(a)    to delay accepting of any Original Notes, to the extent in a manner compliant with Rule 14e-1(c) of the Exchange Act, in the event the exchange offer is extended,

(b) to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if the exchange offer violates any applicable law or interpretation by the staff of the SEC and such conditions shall not have been waived by them, if permitted to be waived by them, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

(c)    to amend the terms of the exchange offer in any manner deemed by them to be advantageous to the holders of the Original Notes.

The issuer will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by the issuer to constitute a material change, the issuer will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, the issuer may extend the exchange offer if it otherwise would expire during the extension period.

Without limiting the manner in which the issuer may choose to publicly announce any extension, amendment or termination of the exchange offer, the issuer will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

•	have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile in connection with a book-entry transfer, together with the Original Notes and any other required documents.

To be validly tendered, the documents must reach the exchange agent by or before 5:00 p.m., New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

The tender by a holder of Original Notes will constitute an agreement between that holder and the issuer in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of deliver by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to the issuer.

Only a holder of Original Notes may tender Original Notes in the exchange offer. The term ‘‘holder’’ with respect to the exchange offer means any person in whose name Original Notes are registered on the issuer's books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an ‘‘eligible guarantor institution’’ that is a member or participant in the Security Transfer Agent Medallion Program (‘‘Stamp’’) or such other ‘‘signature guarantor program,’’ unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled ‘‘Special Issuance Instructions’’ or ‘‘Special Delivery Instructions’’ on the letter of transmittal or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case, signed as the name of the registered holder or holders appears on the Original Notes.

If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing and, unless waived by the issuer, submit evidence satisfactory to the issuer of their authority to act with the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by the issuer in its sole discretion. This determination will be final and binding. The issuer reserves the absolute right to reject any Original Notes not properly tendered or any Original Notes their acceptance of which, in the opinion of counsel for the issuer, would be unlawful. The issuer interpretations of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes, must be cured within such time as the issuer shall determine. None of the issuer, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, the issuer reserves the right in its sole discretion to:

(a)    purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under ‘‘— Conditions,’’ to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

(b)    to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering Original Notes pursuant to the exchange offer, each holder will represent to the issuer that, among other things,

(a)    the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

(b)    the holder is not engaged in and does not intend to engage in a distribution of the New Notes;

(c)    the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

(d)    the holder is not an ‘‘affiliate’’ of the issuer, as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

The issuer understands that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the depository trust company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent's account with respect to the Original Notes in accordance with DTC's procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent's account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to the DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders who wish to tender their Original Notes and

(a)    whose Original Notes are not immediately available or

(b)    who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

(1)    the tender is made through an eligible institution;

(2)    on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)    the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time by or prior to 5:00 p.m., New York City time, on the expiration date, unless previously accepted for exchange.

To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

(a)    specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

(b)    identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(c)    be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

(d)    specify the name in which any such Original Notes are being registered if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by the issuer, and its determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under ‘‘— Procedures for Tendering’’ at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, the issuer will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

If the issuer determines in its reasonable discretion that the foregoing condition exists, it may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•	extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

If a waiver constitutes a material change to the exchange offer, the issuer will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and it will extend the exchange offer as required by applicable law.

Pursuant to the Registration Rights Agreement, the issuer is required to use its commercially reasonable efforts to file with the SEC a shelf registration statement with respect to the Original Notes on or prior to the 90th day after the time such obligation to file arises, as per Section 4(a) of the Registration Rights Agreement, and thereafter use its commercially reasonable efforts to cause the shelf registration statement declared effective on or prior to the 180th day after the shelf registration is filed, if:

(1)	RathGibson is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2)	any holder of Original Notes notifies RathGibson prior to the 20th business day following consummation of the exchange offer that:

(a)	it is prohibited by law or SEC policy from participating in the exchange offer;

(b)	it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns notes acquired directly from RathGibson or an affiliate of RathGibson.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer, and is also the trustee under the indenture under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to The Bank of New York, addressed as follows:

By Registered or Certified Mail: The Bank of New York Reorganization Unit Attn: Evangeline R. Gonzales 101 Barclay Street, 7E New York, New York 10286	By Overnight Courier: The Bank of New York Reorganization Unit Attn: Evangeline R. Gonzales 101 Barclay Street, 7E New York, New York 10286	By Hand: The Bank of New York Reorganization Unit Attn: Evangeline R. Gonzales 101 Barclay Street, 7E New York, New York 10286	By Facsimile: The Bank of New York Reorganization Unit Attn: Evangeline R. Gonzales (212) 298-1915 Confirm by telephone: (212) 815-3738

For information, call:
(212) 815-3738

Fees and Expenses

The issuer has agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. The issuer has not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The issuer, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

The issuer will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of The Bank of New York as exchange agent, accounting and legal fees, and printing costs, among others.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

(a)    to the issuer, upon redemption of the Original Notes or otherwise;

(b)    so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

(c)    in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to the issuer;

(d)    outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(e)    under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

The issuer does not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

BUSINESS

Company Overview

We are one of the world's leading specialty manufacturers of highly engineered premium stainless steel and alloy welded tubular products. Our products are designed to meet customer specifications and are used in environments that require high-performance characteristics, such as exceptional strength and the ability to withstand highly corrosive materials, extreme temperatures or high-pressure. We sell over 1,000 products globally to diverse end-markets, including (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial.

We manufacture premium full-finished, welded stainless steel straight and coiled tubing products ranging from 1/16 of an inch to 4 inches in outside diameter. Approximately 70% of our products are designed to meet customer specifications and are cut to specific lengths (up to 80,000 feet) based on customer demands. We sell our products to value-added tubing distributors, original equipment manufacturers, or OEMs, and engineering firms that often recommend our products for projects on which they are engaged. Our primary trade brands, Rath™, Gibson Tube® and GTC®, are recognized as industry leaders and our products have won numerous awards for quality and reliability from our customers.

We operate state-of-the-art production facilities using internally developed proprietary manufacturing and welding techniques and sophisticated finishing processes. We have the capability to manufacture products from 37 different high-performance alloys, enabling us to satisfy product specifications for use in mission-critical applications. We believe that our unique technology and ability to work with a large number of alloys differentiate us from our competitors and provide significant flexibility to our customers. In addition, we believe that our expertise in manufacturing and welding techniques, quality control process, high level of customer service and relationships with suppliers enable us to meet the demands of customers within high margin end-markets.

Our predecessor, Rath Manufacturing Company Holdings, Inc., with operations in Janesville, Wisconsin, was combined with Gibson Tube Company, with operations in North Branch, New Jersey, in 1999. In 2003, we hired a new executive team that implemented a comprehensive set of operational initiatives at our Janesville, Wisconsin facility, which enhanced our efficiency and profitability. These included improved purchasing activities, the reduction of scrap generation and the upgrading of equipment to increase throughput and reduce labor costs. In October 2004, we integrated the management, business strategy, marketing and operations of our Janesville, Wisconsin and North Branch, New Jersey facilities and implemented the sharing of best practices between facilities.

On August 15, 2006, we acquired all of the outstanding equity interests of Greenville Tube Company, or Greenville, for approximately $37.3 million in cash (excluding a final purchase price adjustment for existing cash and indebtedness of Greenville) referred to as the ‘‘Greenville Acquisition.’’ Greenville is a manufacturer of specialty stainless steel and nickel alloy tubular products for use in various end-markets already served by us. Greenville has strategically focused on serving non-commodity niche tubing markets by providing tubing in odd sizes, odd lots and non-traditional grades, and delivering orders with short lead times as compared to the industry.

End-Markets Overview

We sell our products primarily to the following end-markets: (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial. The following table presents certain information about our sales to each of these end-markets:

	End Markets
	Chemical/Petrochemical and Power Generation	Energy	Food, Beverage & Pharma	General Commercial
	(dollars and feet shipped in millions)
Net Sales(1)	$90.6	$43.3	$29.5	$46.0
Feet Shipped(1)	31.8	38.6	17.8	36.8
Product Type	Straight Length	Coiled	Straight Length / Coiled	Straight Length
Key Product Categories	• Heat Exchanger • Nickel Alloy • Titanium	• Encapsulated Wire • Pressure Coils • Subsea Umbilical	• High Purity / Electro-polished • Beverage Coils	• Commercial Quality
Representative Customers/End Users	• Celanese • Dow Chemical • DuPont • ExxonMobil • Monsanto • Shell Oil	• Chevron • ExxonMobil • Forest Oil • Murphy Oil • Shell Oil	• Amgen • Bayer • Coca-Cola • Kraft • Merck	• Chicago Tube & Iron • Earle M. Jorgensen • Marmon Keystone • TW Metals

(1)	Data is for fiscal 2006.

Industry Overview

We primarily operate within certain niche sub-segments of the global welded stainless steel tube industry. We focus on stainless steel tubing products, which are premium products and offer higher margins than those products manufactured from carbon. Furthermore, we focus exclusively on tubing products, which are higher value-added products than standard length, heavier-walled pipe products.

Within the tubing industry, we selectively target certain end-markets that we believe offer attractive margins. Welded stainless steel and specialty alloy tubular products, if manufactured properly, are desirable in applications that require exceptional strength, resistance to corrosion and the ability to withstand intense heat and pressure, such as energy applications. Furthermore, the easy cleaning, tolerance of sterilizing cycles and non-contaminating characteristics of stainless steel tubing make it the first choice for hygienic environments, such as pharmaceutical and food processing facilities, hospitals and kitchens. In addition, the short customer lead times and custom lengths that characterize our products further distinguish us from lower quality, standardized steel tubing and pipe products.

Stainless steel tubing is typically either welded or seamless. Welded tubing, which we manufacture, has become increasingly popular globally for most applications due to its higher quality, including dimensional and wall thickness consistency and concentricity, increased corrosion resistance and mechanical strength, and lower cost relative to seamless tubing, primarily attributable to steadily improving process technology. Welded tubes are manufactured by using consecutively smaller precision dies to roll strips of material into tubular shapes, while various welding technologies connect the edges to form a longitudinal seam. The tubes are then heat treated and tested for product integrity during the manufacturing process. This operation is more cost effective than seamless tubing because it is continuous, with the rolling, welding and testing taking place on the same mill. In many stainless steel tubing applications, specifically those that require extremely long lengths of tubes, labor intensive orbital welds are required to combine lengths of tubes. Seamless tubing requires orbital welds every 80 to 100 feet. In contrast, welded tubing requires orbital welds every 2,500 to 10,000 feet, depending on diameter and wall thickness, which contributes to the price advantage that welded tubing enjoys over seamless tubing.

Competitive Strengths

Leading Market Position and Brand Recognition.    We believe that we are the market leader for the majority of the products we manufacture. Having been in business for over 50 years, we believe that our Rath™, Gibson Tube® and GTC® names have come to be recognized as industry standards for innovation, quality and service. We attribute our market leadership primarily to the breadth, quality and reliability of our product offering, as well as to our ability to provide customized products for our customers on a short time frame. As such, we believe that we are well positioned to capitalize on domestic and international opportunities and continue to grow our business.

Significant Barriers to Entry.    We believe that there are significant barriers to entry into our highly specialized sub-segments of the global welded stainless steel tube industry. In order to compete effectively, a new market entrant would need to develop technological capabilities and brand recognition for their products, make substantial investments in manufacturing and welding equipment, and develop expertise at manufacturing products from a large number of alloys to satisfy customer product specifications. New market entrants also would have to develop a network of customers and distributors. The quality and longevity of our products is substantiated by 20 years of corrosion data, and we believe that our customer base would be hesitant to purchase products that have not been rigorously tested due to the mission critical end use of many of our products. In addition, we believe that the lack of availability of specialty alloys and technology, the inability to satisfy short lead times and shipping costs present a barrier to foreign manufacturers seeking to compete in the United States in our industry sub-segments.

Diverse Customer Base and End-Markets.    We have long-standing relationships with a diverse group of the largest national and regional distributors, which serve large end-users of stainless steel and specialty alloy tubular products, such as Bayer, Celanese, Coca-Cola, DuPont, ExxonMobil, Halliburton, Monsanto and Shell Oil. In addition, we sell our products to OEMs and engineering firms in a variety of geographic locations and industries. During fiscal 2006, we shipped products to over 800 customers and our largest customer accounted for only 15% of net sales. Our five largest customers have been our customers for an average of 22 years.

Profitability Not Significantly Impacted by Changes in Raw Material Costs.    During our recent history, raw material price increases and decreases have not significantly impacted our profitability. For example, during recent periods of significant raw material price increases, we have successfully passed along material price increases to our customers. Additionally, as a large and growing consumer of stainless steel and specialty alloys, we have strong relationships with our raw material suppliers that have enabled us to negotiate favorable raw material pricing for long-dated customer orders, often many months before the orders are manufactured and shipped. We also have improved our profitability by reducing costs, increasing production efficiencies and shifting to the production of higher margin products.

Cash Flow Generation.    Between fiscal 2003 and fiscal 2006, we grew net sales from $102.9 million to $209.4 million. In fiscal 2006 and 2005, we made capital expenditures of $4.7 million and $7.2 million. During these periods, a majority of our capital expenditures were related to new products and margin enhancement programs. Our maintenance capital expenditures are typically approximately $1.5 million per year.

Experienced Management Team.    We have an experienced management team averaging 27 years of industry experience. Led by Harley Kaplan, our president and chief executive officer, Barry Nuss, our chief financial officer and Bill Anacker, our vice president, administration and a staff of experienced sales, operations and engineering professionals, our management team has implemented a series of initiatives since 2003 to grow our business and increase our profitability. Our management team has focused its efforts on increasing operational efficiencies, enhancing our product lines and expanding our business globally.

Business Strategy

Capitalize on Growing High Margin End-Markets.    We intend to continue to invest in highly engineered welded tubular products specifically targeting growing high margin end-markets, such as energy and power generation. We believe that we will continue to increase shipments in these markets through increased capacity and leading technology. We expect demand for our subsea umbilical and other energy-related products to continue to increase due to positive trends in the energy sector, including greater worldwide demand for oil and rebuilding efforts in the aftermath of Hurricanes Katrina and Rita. As a result of continued investment in our high-growth subsea umbilical products, we believe we are a world leader in state-of-the-art zinc-cladding technology and are well-positioned to capitalize on the growing energy end-market. In addition, we believe that the demand backlog for new power plants, particularly in Asia, and the refurbishment of existing facilities is also creating attractive growth opportunities for our power generation products.

Focus on New High Margin Products.    We intend to grow in part through a targeted effort to develop new products with attractive margins and focusing our sales efforts of new high margin products on existing end-market users of our products. We believe that we can strengthen our relationships with these end-market users by working with them to develop innovative products to satisfy their emerging demands. For example, in fiscal 2004 we began offering welded titanium tubing to customers demanding tubing that is resistant to oxidizing chloride solutions (including seawater). We sold over 500,000 feet of titanium tubing in fiscal 2004, 2.5 million feet in fiscal 2005, and 2.8 million feet in fiscal 2006, for net sales of $8.7 million in fiscal 2006. For fiscal 2006, we generated 7.1% of our net sales from newly developed products that we began selling during the last two fiscal years.

Expand International Presence.    The international welded tube market is substantially larger than the domestic market and provides a significant potential growth opportunity. We ship our products to approximately 30 countries across the globe. We achieved our most significant international success to date and see the greatest opportunity in Asia. Many of our existing customers have operations in Asia and there is a limited availability of high quality stainless steel and specialty alloy welded tubular products manufactured there. We are taking advantage of these attractive fundamentals through an increased Asian sales focus and the establishment of an Asia-based sales office, which opened in Shanghai, China in November 2004. Our brand names are recognizable in international markets, especially China, which we believe strongly positions us for increased international growth. For fiscal 2006, our sales to international customers grew by 36.8% to $14.3 million, as compared to $10.4 million for fiscal 2005.

Continue to Improve Productivity and Reduce Operating Costs.    We continually seek to improve productivity and reduce our operating costs. We believe that we pioneered laser welded tubing for pressure tubing applications, which enables us to produce a superior product at four times the speed of our tungsten inert gas mills. We currently have five laser welded tubing mills among our facilities and intend to add two new laser welding tubing mills in 2006. Since fiscal 2003, our management team has focused production improvements and cost reductions at our Janesville, Wisconsin facility, resulting in increased gross profit per foot in each such fiscal year through improved purchasing practices, scrap reduction and labor cost reductions.

Maintain Reputation as a Quality Manufacturer.    We believe that we have a reputation in our industry as a high quality manufacturer. We have won numerous supplier awards, such as Chicago Tube and Iron's ''Gold Vendor of the Year Award'' every year since 2001 and Marmon Keystone's ''Stainless Vendor of the Year Award'' in 2004 and 2005. We use proprietary manufacturing and welding techniques and sophisticated finishing processes to manufacture all of our tubing to comply with major industry standards, such as those of the American Society of Mechanical Engineers and the American Society for Testing Materials. We also seek to ensure high quality products by employing multiple non-destructive testing techniques, such as film based x-ray, digital radiography, ultrasonic testing, dual frequency eddy current testing, hydrostatic testing, air underwater testing and metallographic examination.

Products

We specialize in the manufacturing of premium highly engineered, welded stainless steel straight and coiled tubing products ranging from 1/16 of an inch to 4 inches in outside diameter in a variety of alloys.

The majority of our products are manufactured to order based on an agreed customer specification. We do not warranty our products for intended use, but rather to meet the agreed specifications and to be free of manufacturing defects. As customers' delivery requirements are often shorter than suppliers lead times, we carry significant inventories of raw materials.

The table below lists the alloys we use to manufacture our products.

Stainless Steel	Duplex Stainless Steel	Nickel Alloys	Titanium	Super Austenitic	Super Ferritics/ Ferritics
304/ 304L/ 304H	Duplex 2205	20	Grade 2	6-Moly	AL 29-4C®
	Lean Duplex
316/316L	Nitronic 19D®	200/201		825	E-Brite®
317/317L	Super Duplex 2507	C-276		G-31 Plus	439HP®
309S/309H	Lean Duplex 2003	Monel® 400		904L	444
310S/310H	Lean Duplex 2101	600		27-7 MO®
321/321H	Lean Duplex 2304	C22®		800/ 800H/ 800HT®
347/347H		625
		686CPT®
		59

The end-markets for our products consist primarily of the following segments of the tubing market: (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial.

Chemical/Petrochemical Processing and Power Generation

Our chemical/petrochemical processing and power generation products include stainless steel tubing used in heat exchangers and condensers as well as nickel alloy and titanium tubing. Heat exchangers are equipment that transfers heat from one fluid or gas to another using various media such as air, gas, water, steam, oil, refrigerant, heat transfer fluids, glycol or polymers and are used for many manufacturing processes. Our tubing is primarily utilized in shell and tube heat exchangers, which consist of a bundle of tubes, 30,000 feet on average, enclosed in a cylindrical shell. Shell and tube heat exchangers comprise approximately 30% of the market for heat exchangers. Demand in this market is primarily driven by both new and refurbishment capital spending by our chemical and petrochemical customers such as ExxonMobil, Shell Oil, DuPont and Monsanto.

•	Heat Exchanger Tubing. We manufacture high-performance straight austenitic stainless steel tubing in sizes ranging from ½ inch to 4 inches in outside diameter and wall thicknesses ranging from 25 to 8 gauge for use in various types of heat exchangers where strength, corrosion and temperature resistance are integral. In fiscal 2006, sales of heat exchanger tubing generated net sales of $37.5 million.

•	Nickel Alloy Tubing. We manufacture nickel alloy tubing, including super austenitic, duplex and nickel alloys. Nickel alloy tubing is used for high temperature environments in applications requiring extra strength and corrosion oxidation resistance. We manufacture our nickel alloy tubing in sizes ranging from ½ inch to 4 inches in outside diameter and from 22 to 8 gauge wall thicknesses and, upon special request, produce nickel alloy pipe in sizes ranging from ½ inch to 3½ inches in inside diameter and in wall thickness ranging from.060 to.250 inches. In fiscal 2006, sales of nickel alloy tubing generated net sales of $44.4 million.

•	Titanium Tubing. Titanium tubing is used in various heat exchanger and condenser applications. It exhibits a very high strength to density ratio, and has proven to be a cost effective solution for many end-use installations where weight and longevity are critical. While titanium is more costly than standard commercial grade stainless steel and is often only available in limited supply, its unique chemical tolerance characteristics often make it the alloy of choice. We manufacture titanium tubing in sizes ranging from ½ inch to 1 inch in outside diameter and from 22 to 14 gauge wall thickness. Primary end-users of titanium tubing include the power generation and heat exchanger industries, but these products are also utilized in swimming pool components and desalination applications due to superior resistance to corrosion. In fiscal 2006, sales of titanium tubing generated net sales of $8.7 million.

Energy

Our energy products include pressure coils, encapsulated wires and subsea umbilical tubing. Demand for these products is primarily driven by oil and gas exploration and production. One typical indicator of domestic demand is the average number of drilling rigs operating in the United States. According to the Baker Hughes rig count, the most commonly cited indicator of the level of domestic drilling activity, the average United States rig count rose to 1,380 rigs in 2005 compared to 1,190 in 2004, 1,032 in 2003 and 831 in 2002. We believe this trend of increasing drilling activity will continue to positively impact demand for our energy products.

•	Pressure Coils. We manufacture pressure coil tubing for use in a broad array of energy exploration and production applications as well as other industrial applications requiring premium pressure resistant tubing. We have been a key supplier to the energy industry for over three decades and we believe that our ability to produce pressure coils of up to 60,000 feet in length while minimizing the number of girth welds has made us an important supplier to energy customers around the world. Our coil tubing comes in sizes ranging from 1/16 of an inch to 1½ inches in outside diameter and wall thicknesses ranging from 25 to 12 gauge. In fiscal 2006, sales of pressure coils generated net sales of $28.0 million.

•	Encapsulated Wire Tubing. We manufacture encapsulated wire tubing for use in subterranean and subsea energy applications. Encapsulated wire tubing is similar to our pressure coils, but the tubing is continuously manufactured around a wire or fiber optic cable and is typically manufactured using a thinner wall thickness than pressure coils. These products are used in the energy industry to deliver various testing and technical functionality to subterranean and subsea oil wells. We manufacture this type of tubing in sizes ranging from 1/16 to 3/8 of an inch in outside diameter and typically a 25 gauge wall thickness. In fiscal 2006, sales of encapsulated wire tubing generated net sales of $9.2 million.

•	Subsea Umbilical Tubing. Subsea umbilical tubing also is used in subsea energy applications. Subsea umbilical tubing is subject to much more stringent quality and testing requirements than our other coiled tubing products. Subsea umbilical tubing is made of various lean duplex alloys which are typically zinc clad, which adds significant corrosion resistance to the product. Subsea umbilical tubing is made in sizes ranging from 3/8 of an inch to 1½ inches in outside diameter and wall thicknesses ranging from 20 to 12 gauge. In fiscal 2006, sales of subsea umbilical tubing generated net sales of $6.1 million.

Food, Beverage and Pharmaceuticals

Our food, beverage and pharmaceutical products include high purity/electro-polished and beverage coil tubing. High purity tubing is popular in the food and beverage equipment market because it meets stringent standards due to its surface finish and ease of cleaning. The internal and external surfaces of high purity tubes have enhanced smoothness which reduces the risk of contaminants adhering to the inside of the tubes. Demand for these products is driven by new pharmaceutical development and increased international demand for high purity products.

•	High Purity/Electro-Polished Tubing. This type of tubing is typically polished on both the outside and inside of the tube, eliminating irregularities on the surface where bacteria might otherwise accumulate. High purity tubing is also designed to withstand the high temperatures and caustic chemicals typical of cleansing operations in large processing plants. We market electro-polished, tubing in sizes ranging from ½ inch to 4 inches in outside diameter and in 16 and 14 gauge wall thicknesses. The electro-polishing process produces tubing with a mirror-like finish that is suitable for the high standards required for use in biotechnology, semi-conductor, pharmaceutical and research applications where smooth surfaces allow thorough cleaning and reduce bacterial content. In fiscal 2006, sales of high purity/electro-polished tubing generated net sales of $25.8 million.

•	Beverage Coils. We manufacture beverage coil tubing for use in a broad array of beverage processing and dispensing equipment in sizes ranging ¼ of an inch to ½ inch in outside diameter and wall thicknesses ranging from 25 to 22 gauge. Our beverage coil products typically are manufactured in 500 foot lengths using a chromium-nickel austenitic stainless steel alloy for use in beverage dispensing equipment commonly found in retail food service establishments. The tubes are coiled repeatedly and inserted in the bottom of an ice receptacle to maintain low temperatures for the dispensed beverages. In fiscal 2006, sales of beverage coils generated net sales of $3.7 million.

General Commercial

Our commercial quality tubing products are used by a variety of customers in various markets either for their pressure retention, mechanical properties or corrosion resistance. We produce tubing to perform in a wide variety of applications, including sprinkler systems and misting systems, thus reducing stocking requirements for the distributor and increasing their ability to satisfy end-users' requirements. As a result of their broad range of end-users, we believe demand for these products is driven by overall economic conditions.

•	Commercial Quality Tubing. We manufacture high-performance straight austenitic stainless steel tubing in sizes ranging from ½ inch to 4 inches in outside diameter and wall thicknesses ranging from 25 to 8 gauge. Our commercial quality tubing is primarily used by various end-users either for its pressure retention, mechanical properties or corrosion resistance. Corrosion resistant applications can most often be found in chemical plants, pulp and paper plants and power generation applications. Those customers using commercial tubing for its pressure retention qualities use it for the transmission of corrosives such as acids, solvents, caustic chemicals and various other solutions, often at high temperatures and pressures. Customers that use commercial tubing for its mechanical properties use it for structural purposes where strength is important and low internal pressure exists, such as conveyor belt rollers, corrosive fluid drain systems, car wash equipment and filling machines. In fiscal 2006, sales of commercial quality tubing generated net sales of $46.0 million.

Sales and Marketing

We primarily sell our products to tubing distributors that resell the products to end-users, bundle our products with complementary products or further form and/or reconfigure the products to resell complete tubing solutions. We also sell our products to a number of OEMs and engineering firms in the United States and internationally. Our chemical/petrochemical processing and power generation products are sold directly to end-users as well as through distributors. Our pressure coils are sold primarily through specialty distribution channels, our encapsulated wire tubing products are sold to OEMs and our subsea umbilical products are sold directly to umbilical bundlers. Our high purity/electro-polished products are primarily sold through distributors and our beverage coils are sold directly to beverage dispensing equipment manufacturers. Our commercial quality tubing products are primarily sold through distributors.

We market our products through a sales team, that includes direct sales representatives, application engineers, administrative personnel and customer support personnel, as well as outside sales representatives. Outside of North America, we utilize a combination of sales strategies, including domestically-based sales professionals and a dedicated Shanghai, China-based Sales Vice President responsible for developing key relationships with distributors and end-users throughout Asia. Our sales team works closely with distributors and end-users to assess customers' product needs, recommend appropriate solutions and ensure that customer product specifications are satisfied. We focus on building long-term professional relationships with the largest and fastest growing distributors and end-users in our targeted industries.

Our principal marketing strategies include advertisements in relevant trade publications, product pamphlets and technical literature, company brochures, industry trade show exhibits and presentations and maintenance of our web sites.

Manufacturing

Straight tubing products are manufactured primarily in our Janesville, Wisconsin and Clarksville, Arkansas facilities and coiled tubing products are manufactured in our North Branch, New Jersey facility. We operate 42 tube mills and 7 benches at our three production facilities. Our manufacturing process is highly automated, employing as of January 31, 2006 approximately 400 total hourly workers on two or three shifts within our manufacturing facilities.

Of the 16 tube mills within our Janesville, Wisconsin facility, 12 are designated for small straight length tube production between ½ inch and 2 inches in outside diameter, and four are designated for larger straight length tube sizes up to 4 inches in outside diameter. Within our North Branch, New Jersey facility, four of our mills are designed for our subsea umbilical product line, eight mills are designated for our pressure coil products, three mills are dedicated to our encapsulated wire products, nine mills are dedicated to the manufacturing of beverage and commercial tubing and two mills are dedicated to titanium products. At our Clarksville, Arkansas facility, we have 7 benches designated for our seamless and welded and drawn products.

We believe that we pioneered laser welded tubing for pressure tubing applications and produce a product that we believe is superior in the marketplace. Our five technologically advanced laser welding tube mills are capable of processing product up to four times faster than our tungsten inert gas mills.

We also believe that we pioneered a significant development in the manufacturing of tube by implementing an on-line annealing process allowing more than 80% of the manufacturing process to occur on the mill, which significantly reduces material handling. Annealing, the process of heating and slow cooling a material in order to reduce brittleness, is a critical production step and, if performed properly, can provide superior resistance for metal surfaces against staining, pitting, cracking and corrosion. Tube surfaces must be clean and free of foreign matter for annealing to be effective. In addition, the annealing atmosphere must be relatively free of oxygen, which is achieved by removing nearly all gas or by displacement of oxygen and nitrogen with dry-hydrogen or argon. We believe that our successful integration of this process into the tube mill is a competitive advantage.

Stainless steel coils cut to specified widths arrive daily at both plants from our slitter or our primary steel supplier. The slit material is passed through a series of consecutively smaller rolls that form it into a circular shape tube. The tube is then continuously welded using our Micro-Weld® tungsten inert gas or laser welding process. Following the welding process, the tube is cold worked or forged which reduces the weld bead. Our forging technique is an important element of total product quality and renders the weld virtually indistinguishable from the rest of the tube surface. The tube continues through the mill where it is annealed, straightened, and eddy current tested. The tube is then stenciled with pertinent information including size, wall thickness, American Society of Mechanical Engineers and American Society of Testing Materials specifications, stainless steel type, heat number, initials of the mill operator and the date of manufacture. The tube is then automatically cut and deburred, and then packaged for shipping. Our high purity, electro-polished, specialty alloy, and zinc clad umbilical products require additional finishing prior to packaging and shipment to the customer.

Quality Control

An important factor in retaining and obtaining customers is the quality of the product we deliver. Quality assurance is integrated into every step of our manufacturing process in order to ensure consistency in production. We develop specific process plans for larger projects such as subsea umbilical systems, downhole oil and gas control lines or steam condenser projects. Complex projects receive a ‘‘high profile project’’ designation in order to provide the customer the highest level of quality assurance. As part of our quality assurance process, we also employ multiple non-destructive testing techniques, such as film based x-ray, digital radiography, ultrasonic testing, dual frequency eddy current testing, hydrostatic testing, air underwater testing and metallographic examination.

Suppliers

The principal raw material inputs for our products include stainless steel, specialty alloys, titanium and industrial gases, such as hydrogen and argon. In fiscal 2006, we purchased approximately 74% of our raw materials, principally stainless steel and specialty alloys, from Allegheny Ludlum and 16% from Special Metals Corporation. We have multiple suppliers for all key raw materials. Our large volume of stainless steel purchases enables us to negotiate favorable purchasing terms from our suppliers of stainless steel.

In 2003, we implemented a plan to reduce the risk of a disruption in supply of raw materials and pass on pricing increases to our customers, which included (i) increasing the coordination of purchases between our facilities to achieve greater purchasing power, (ii) more quickly adjusting our product pricing to effectively reflect the current pricing of our raw materials, (iii) capitalizing on quick payment terms, and (iv) adjusting manufacturing operations to accommodate various grades and sizes of stainless steel.

Intellectual Property

We believe that our trademarks and service marks, which include marks relating to the RathGibson name, especially the marks Rath™, Gibson Tube®, Micro-Weld® and GTC®, are of economic importance to our business. Certain of these marks are registered in the U.S. Patent and Trademark Office. We do not have any patents or registered copyrights.

In addition, we rely on trade secrets, proprietary know-how and concepts related to our manufacturing process. We believe that we have taken reasonable measures consistent with industry practice to protect the secrecy, confidentiality and value of all trade secrets used in our business.

Competition

We primarily operate in certain niche sub-segments of the global welded stainless steel tube and pipe industry. Global production of welded stainless steel tube and pipe products in our industry sub-segments is largely concentrated in the United States. However, we also compete with a limited number of European and Asian manufacturers, primarily with respect to our foreign sales. Domestically, we face limited competition from foreign manufacturers due to shipping costs, longer lead times and the limited experience of most foreign manufacturers working with specialty alloys and producing the fully finished tubular products that customers for our industry sub-segments demand.

We compete primarily on the basis of price, quality, service and ability to fill orders on a timely basis. We face competition in the markets for each of the products we manufacture. Our primary competitors are specialty manufacturers of tubular products that we believe have annual net sales in our product lines that are significantly less than ours. These specialty manufacturers typically manufacture one or two products with which our products compete, and we therefore often have different competitors in the markets for each of our products. In addition, James Gibson has recently established a business that expects to sell tubular products. Mr. Gibson is the founder of Gibson Tube Company, which was combined with Rath Manufacturing Company Holdings, Inc. to form RathGibson.

In some cases, we compete with divisions of larger domestic steel manufacturers that operate within one or more of our industry sub-segments, including Webco Industries, Inc. and Maverick Tube Corporation. We believe that these larger steel manufacturers derive a small portion of their annual net sales from sales of products with which our products compete, and that our sales volume is significantly greater than the volume of comparable products sold by these manufacturers.

Employees

As of July 31, 2006, we employed approximately 500 people. None of our employees are represented by a union. We believe that our relations with our employees are generally good.

Facilities

We manufacture our products at our Janesville, Wisconsin, North Branch, New Jersey and Clarksville, Arkansas facilities. The following table sets forth additional information concerning our significant facilities:

Location	Purpose	Approximate Square Footage	Acres	Annual Rent	Owned/ Leased/Licensed	Lease Expiration
Janesville, Wisconsin	Manufacturing/ Distribution/Executive Offices	190,000	6	—	Owned	—
Janesville, Wisconsin	Warehousing	93,464	—	$257,026	Leased	January 31, 2013
North Branch, New Jersey	Manufacturing/ Distribution/Executive Offices	255,000	20	$1,122,000	Leased	October 31, 2009
Clarksville, Arkansas	Manufacturing/ Distribution	110,000	36.9	$100,000	Leased	June 30, 2011

Legal Proceedings

Our leased Clarksville, Arkansas facility is contaminated as a result of historical industrial operations at such facility and is the subject of a Consent Order from the Arkansas Department of Environmental Quality. We may be subject to liability, including liability for remediation costs, relating to the contamination of this facility. The owners of this facility have agreed to indemnify us for certain environmental liabilities relating to this facility. We do not believe that the ultimate resolution of this matter will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

In addition, we are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

Government Regulation

Our manufacturing facilities are subject to many federal, state and local environmental laws, ordinances and regulations that limit discharges into the environment, establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of hazardous materials, substances and waste, and require cleanup of contaminated soil and groundwater. These laws, ordinances and regulations are complex, change frequently and have tended to become more stringent over time. Many of them provide for substantial fines and penalties, orders (including orders to cease operations) and criminal sanctions for violations. They may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances.

Certain of these laws may require the investigation and cleanup of an entity's or its predecessor's current or former properties, even if the associated contamination was caused by the operations of a third party. These laws also may require the investigation and cleanup of third-party sites at which an entity or its predecessor sent hazardous wastes for disposal, notwithstanding that the original disposal activity was in accord with all applicable requirements. Liability under such laws may be imposed jointly and severally, and regardless of fault. See ‘‘Risk Factors — Risks Relating to Our Business — Compliance with and changes in environmental, health and safety laws regulating the operation of our business could increase the costs of producing our products and expose us to environmental claims.’’

We continually examine ways to reduce emissions and waste and reduce costs related to environmental compliance. We believe that we are in material compliance with all environmental laws, do not anticipate any material expenditure to meet current or pending environmental requirements, and generally believe that our processes and products do not present any unusual environmental concerns. We are unaware of any existing, pending, or threatened contingent liability that may have a material adverse effect on our ongoing business operations.

Our operations are also governed by laws and regulations relating to workplace safety and worker health and regulations which, among other requirements, establish lifting, noise and dust standards. We believe we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition. We also believe that we are in material compliance with all applicable labor regulations.

Seasonality

There is generally no significant seasonality in demand for our products or our operations as a whole.

Sales Order Backlog

Sales order backlog represents the dollar amount of all firm open orders for which all terms and conditions pertaining to the sale have been approved such that a future sale is reasonably expected. Our sales order backlog was $76.2 million at July 31, 2006 compared to $57.1 million at July 31, 2005. We anticipate fulfilling approximately 85% of the backlog within the current fiscal year. There is no seasonality with respect to our sales order backlog.

MANAGEMENT

The following table sets forth certain information regarding our board of directors, the board of directors of our parent and the board of directors of the buyer parent as of the closing of this offering. In addition, the table sets forth information regarding our senior management. Each of the individuals has served as a member of the applicable board of directors and/or as an employee of our company, as the case may be, since the dates indicated below in their biographical data.

Name	Age	Position
Harley B. Kaplan	52	President and Chief Executive Officer of RathGibson and Greenville; Member of our board of directors, the board of directors of Greenville, the board of directors of the buyer and the board of directors of the buyer parent
Barry Nuss	53	Chief Financial Officer of RathGibson and Greenville
William S. Anacker	51	Vice President, Administration of RathGibson
C. Michel Griffith, Jr.	59	Vice President Sales, Domestic and International of RathGibson
David G. Pudelsky	58	Vice President, Sales and Market Development of RathGibson
Nicholas K. Cray	49	Vice President of Operations of RathGibson
David O'Donnell	47	Director of Process and Product Development of RathGibson
Anthony L. Massini	49	Director of Continuous Improvement of RathGibson
John W. Farr	59	Chief Information Officer of RathGibson
John K. Castle	65	Member of the board of directors of the buyer parent
William M. Pruellage	33	Member of the board of directors of the buyer and the board of directors of the buyer parent
John Morningstar	30	Member of the board of directors of the buyer and the board of directors of the buyer parent
Samuel Urcis	72	Member of the board of directors of the buyer parent
Frank Spinola	62	Member of the board of directors of the buyer parent

Harley B. Kaplan joined us in September 2003 as President of Rath and was promoted to President and Chief Executive Officer of RathGibson in 2005. Mr. Kaplan has been a member of our board of directors since September 2004, became a member of the board of directors of the buyer and the buyer parent upon the consummation of the Acquisition and became President and Chief Executive Officer and a director of Greenville upon the consummation of the Greenville Acquisition. Mr. Kaplan was a Group Executive at IDEX Corporation from March 2002 through April 2003, and served as President and CEO of Wells Lamont Corporation from April 2001 through March 2002. Mr. Kaplan's prior experience also includes President of Koehler-Bright Star, Inc. and President of Lighting Systems Division at Goodrich. In addition, Mr. Kaplan worked for Berkshire Hathaway Corporation's Scott Fetzer Manufacturing Group for nine years. Mr. Kaplan received a B.S. in Engineering and a B.A. in Accounting from the University of Cincinnati.

Barry Nuss joined us in April 2006 as Chief Financial Officer of RathGibson and became Chief Financial Officer of Greenville upon the consummation of the Greenville Acquisition. Mr. Nuss' prior experience includes Senior Vice President and Chief Financial Officer of Metallurg, Inc. from 2002 to 2006 and Vice President Finance and Chief Financial Officer from 1994 to 2002, Vice President Finance of Shieldalloy Metallurgical Corporation (a subsidiary of Metallurg, Inc.) from 1988 to 1993 and Controller, North American Operations, for Metallurg, Inc. From 1983 to 1987. Prior to this, Mr. Nuss served as Divisional Controller for Cabot Mineral Resources in 1983 and Senior Auditor at Deloitte, Haskins & Sells (now Deloitte & Touche LLP) from 1976 to 1981. Mr Nuss received a B.S. in Accounting at Farleigh Dickinson University.

William S. Anacker joined our Accounting Department in 1977 and was given the role of Controller in 1982. Mr. Anacker served as Chief Financial Officer from 1991 until April 2006. Mr. Anacker has served as Vice President, Administration since April 2006. Mr. Anacker received a B.A. in Accounting from the University of Wisconsin — Oshkosh.

C. Michel Griffith, Jr. joined us in 1987 as a National Sales Manager and was promoted to Vice President, Marketing in 1991. In January 2005, Mr. Griffith became the Vice President Sales, Domestic and International, responsible for straight length products. Prior to joining us, Mr. Griffith was Marketing Director for Allegheny Ludlum Corporation. Mr. Griffith received a B.A. from Pennsylvania State University.

David G. Pudelsky joined us in 2001 as the Vice President, Sales and Marketing for the North Branch, New Jersey facility. In May 2005, Mr. Pudelsky became Vice President, Sales and Market Development. Mr. Pudelsky's prior experience includes Vice President of Commercial Products at J&L Specialty Steel Corporation, Marketing Director of Sheet Products at Allegheny Ludlum Corporation and Stainless Steel and Strip Product Manager at the Crucible Stainless Division of Colt Industries. Mr. Pudelsky received a B.S. in Marketing and an M.B.A in Marketing and Finance from Bradley University.

Nicholas K. Cray joined us in 2004 as the Vice President of Operations for the Janesville, Wisconsin facility and became our Vice President of Operations in December 2005. From 2002 to 2004 Mr. Cray was Vice President of Operations at R.S. Owens & Company and from 2001 to 2002 Mr. Cray was Director of Technology of Reinforced Plastics at Werner Company. Mr. Cray received a B.S. and M.S. in Mechanical Engineering from the Illinois Institute of Technology and an M.B.A. from Northwestern University.

David O'Donnell joined our Engineering and Quality department in 1996. He was promoted to Director of Process and Product Development for both the Janesville, Wisconsin and North Branch, New Jersey facilities in 2005. Mr. O'Donnell's prior experience includes Metallurgist in the Research and Development Division of Inco Alloys International Inc. Mr. O'Donnell received a B.S. in Welding Engineering from the Ohio State University.

Anthony L. Massini joined us in 2004 as the Director of Continuous Improvement for both the Janesville, Wisconsin and North Branch, New Jersey facilities. Mr. Massini was a Microsystems Research Engineer for the University of South Florida and an independent consultant from October 2003 through August 2004 and also worked as an independent consultant from January 2003 through August 2004. From July 1991 through December 2002, Mr. Massini was a Program Manager for Paradyne Corp. Mr. Massini received a B.S. in Mechanical Engineering from the University of Massachusetts and an M.S. in Industrial Engineering from Purdue University.

John W. Farr joined us in March 2005 as the Chief Information Officer with responsibility over the Company's hardware, software, and telecommunications infrastructure. Mr. Farr was a self-employed business consultant from 2002 until March 2005 and was Chief Information Officer at Wells Lamont from 1994 through 2001. Mr. Farr also held the position of Chief Information Officer at Leica Inc., and was Director of Information Systems at Bell & Howell and Genisco Technology. Mr. Farr received a B.S. in Business Administration and Finance from the Eastern Illinois University.

John K. Castle is a member of the buyer parent's board of directors. Mr. Castle is Chairman and Chief Executive Officer of Castle Harlan. Prior to forming Castle Harlan in 1987, Mr. Castle was President and Chief Executive Officer of Donaldson, Lufkin & Jenrette, Inc., one of the nation's leading investment banking firms. He also served as director of the Equitable Life Assurance Society of the U.S. Mr. Castle is a board member of CHAAS Holdings LLC (the parent of Advanced Accessory Holdings Corporation, which is a parent of CHAAS Acquisitions LLC), CHATT Holdings LLC (an indirect parent of ATT Holding Co., which is the parent of Ames True Temper, Inc.), Morton's Restaurant Group, Inc., Horizon Lines, Inc., and TRC Holding LLC, an indirect parent of Perkins & Marie Callender's Inc. Mr. Castle has also been elected to serve as a Life Member of the Corporation of the Massachusetts Institute of Technology. He has served for 22 years as a Trustee of New York Medical College, including 11 of those years as Chairman of the Board. He is a member of the Board of the Whitehead Institute for Biomedical Research, and was Founding Chairman of the Whitehead Board of Associates. He is also a member of The New York Presbyterian Hospital Board of Trustees. Mr. Castle received his bachelors degree from the Massachusetts Institute of Technology, his M.B.A. as a Baker Scholar with High Distinction from Harvard, and two Honorary Doctorate degrees of Humane Letters.

William M. Pruellage is a member of the board of directors of the buyer and the buyer parent. Mr. Pruellage is a Managing Director of Castle Harlan. Mr. Pruellage is also a board member of Universal Compression, Inc., CHAAS Holdings LLC (the parent of Advanced Accessory Holdings Corporation, which is a parent of CHAAS Acquisitions LLC), CHATT Holdings LLC (an indirect parent of ATT Holding Co., which is the parent of Ames True Temper, Inc.) and TRC Holding LLC, an indirect parent of Perkins & Marie Callender's Inc. Prior to joining Castle Harlan in July 1997, Mr. Pruellage worked in the Mergers & Acquisitions group of Merrill Lynch & Co., where he assisted clients in strategic planning and corporate mergers. Mr. Pruellage is a Summa Cum Laude graduate of Georgetown University.

John Morningstar is a member of the board of directors of the buyer and the buyer parent. Mr. Morningstar is a Vice President of Castle Harlan. Mr. Morningstar is also a board member of APEI Holding Corporation (the indirect parent of Associated Packaging Technologies, Inc), CHATT Holdings LLC (an indirect parent of ATT Holding Co., which is the parent of Ames True Temper, Inc.) and Polypipe Building Products Ltd. Prior to joining Castle Harlan in July 2000, Mr. Morningstar worked in the Retail Investment Banking department of Merrill Lynch & Co., where he assisted clients with corporate finance matters and strategic mergers. Mr. Morningstar graduated from the University of Virginia with a major in Finance and holds an M.B.A. from the Wharton School of the University of Pennsylvania.

Samuel Urcis is a member of the buyer parent's board of directors. Mr. Urcis is an investor and advisor in the energy field. From 1982 to 2000 he was a General Partner of Alpha Partners, a venture capital firm which he co-founded. From 1979 to 1982, and since 1997, Mr. Urcis has been an investor and advisor in the energy field, primarily in the oilfield services and equipment sector. From 1972 to 1979, Mr. Urcis was with Geosource Inc., a diversified services and equipment company, which he conceptualized and co-founded. Mr. Urcis served in the capacity of Chief Operating Officer and Vice President of Corporate Development for Geosource, Inc. From 1955 to 1972, Mr. Urcis served in various technical and management capacities at Rockwell International, Hughes Aircraft, Aerolab Development Company and Sandberg-Serrell Corporation. Mr. Urcis has served as a Director of the Glaucoma Research Foundation, as a Trustee of the Monterey Institute of International Studies and currently is on the Board of Governors and Audit Committee of the Cedars-Sinai Health Center. Mr. Urcis served on the board of directors of Universal Compression Holdings, Inc. from February 1998 to April 2006 .

Frank M. Spinola is a member of the buyer parent's board of directors. Mr. Spinola's prior experience includes serving as President and Chief Executive Officer of INDSPEC Chemical Corp., a specialty chemicals producer, from 1988 to 1999. Mr. Spinola worked for Occidental Chemical Corp. as an Executive Vice President from 1996 to 1999 and for Koppers Co. in various production and management roles from 1966 to 1988. He has served on the Boards of INDSPEC Chemical Corp., Three Rivers Medical Corp. and Castle Rubber Co. At the present time, Mr. Spinola provides consulting services to the chemical industry and financial investment community. He received a B.S. in Chemical Engineering from the University of Massachusetts and an M.B.A. from the University of Chicago.

Executive Compensation

Summary Compensation Table

The following table sets forth our information regarding compensation for the last three fiscal years awarded to, earned by, or paid to our chief executive officer and our four other most highly compensated executive officers at the end of fiscal 2006(1),excluding any pre-acquisition equity based compensation:

	Annual Compensation
Name and Principal Position	Year	Salary	Bonus(2)	Other Annual Compensation		All Other Compensation(3)
Harley B. Kaplan (4)	2006	$400,000	$440,000	$66,310	(5)(6)(7)	$9,674
Chief Executive Officer and President	2005	$338,462	$358,333	$52,524	(5)(6)(7)	—
	2004	115,385	75,000	11,886	(6)(7)	—
William S. Anacker	2006	$180,000	$195,250	$5,209	(8)	$9,674
Vice President, Administration	2005	$160,351	$150,000	$5,200	(8)	$7,632
	2004	153,983	85,358	—		5,318
C. Michel Griffith, Jr.	2006	$230,000	$236,500	$5,209	(8)	$9,674
Vice President Sales, Domestic and	2005	$215,000	$215,000	$5,200	(8)	$7,632
International	2004	215,000	109,446	4,856	(8)	6,328
David G. Pudelsky	2006	$219,270	$162,336	$16,838	(8)	$10,500
Vice President, Sales and Marketing	2005	$189,540	$135,195	$20,064	(8)	$10,250
	2004	181,385	99,138	9,822	(8)	10,000
Nicholas K. Cray(9)	2006	$168,846	$186,083	$2,199	(5)	$9,674
Vice President of Operations	2005	$160,668	$150,000	$104,699	(5)	$—
	2004	5,905	—	—		—

(1)	Barry Nuss, our Chief Financial officer, joined our company in April 2006 at a base salary of $275,000.

(2)	Bonus amounts presented are reported for the fiscal year in which they are earned, though they may have been paid in the following fiscal year.

(3)	Reflects contributions made by us under a 401(k) plan.

(4)	Mr. Kaplan joined our company in September 2003.

(5)	Reflects relocation costs and a housing allowance paid by us for $33,700 on behalf of Mr. Kaplan and $104,699 on behalf of Mr. Cray in fiscal 2005 and $38,813 on behalf of Mr. Kaplan and $2,199 on behalf of Mr. Cray in fiscal 2006.

(6)	Reflects country club membership dues paid by us for $5,424 in fiscal 2004, $5,200 in fiscal 2005 and $5,209 in fiscal 2006 on behalf of Mr. Kaplan.

(7)	Reflects compensation for eligible dependents participating in our college reimbursement scholarship program of $6,462 in fiscal 2004, $13,624 in fiscal 2005, and $22,288 paid by us on behalf of Mr. Kaplan.

(8)	Reflects country club membership dues paid by us.

(9)	Mr. Cray joined our company in January 2004.

Compensation of Directors

Members of our buyer parent's board of directors who are not employees of RathGibson or Castle Harlan receive a fee of $7,500 for each meeting they attend. In addition, all members of our, our parent's and the buyer parent's board of directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the respective boards on which they serve and of committees thereof.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Code of Ethics

Our board of directors has not adopted a code of ethics for our senior financial officers because we are not currently subject to the reporting requirements of the Exchange Act. We expect to adopt a code of ethics for our senior financial officers upon becoming subject to the reporting requirements of the Exchange Act.

Audit Committee Financial Expert

Our board of directors has not made any determinations with respect to whether any of our directors is an ‘‘audit committee financial expert’’ because we are not currently subject to the reporting requirements of the Exchange Act. We expect to determine whether any of our directors is an ‘‘audit committee financial expert’’ upon becoming subject to the reporting requirements of the Exchange Act.

Employment Agreements

On February 7, 2006, we entered into an employment agreement with Mr. Kaplan to serve as the president and chief executive officer of us, the buyer and the buyer parent. The initial term of Mr. Kaplan's employment agreement is three years, unless earlier terminated, and will renew for successive one-year terms after that, unless either party provides notice of non-renewal in accordance with the agreement. Mr. Kaplan receives an initial base salary of $424,000, subject to increase, as determined by the board of directors of the buyer parent, and an annual bonus, as determined by the compensation committee of the board of directors of the buyer parent. The annual bonus opportunity is expected to be no less favorable than the bonus opportunity provided to Mr. Kaplan under our pre-Acquisition bonus plan. Mr. Kaplan is entitled, to the extent eligible, to participate in all of our benefit plans which may be available to our other senior executives, receive the same perquisites as he was entitled to receive as of the date of the stock purchase agreement and receive a gross up payment to account for any incremental tax liability incurred by him with respect to the perquisites.

Upon a termination of Mr. Kaplan's employment by us without ‘‘cause,’’ as defined in the employment agreement, or a termination by Mr. Kaplan for ‘‘good reason,’’ as defined in the employment agreement, Mr. Kaplan will be entitled to the following: his accrued but unpaid base salary and benefits to the date of termination; accrued and unpaid vacation, if any, to the date of termination; continued base salary for 24 months after the date of termination, payable in monthly installments, a prorated bonus for the year of his termination, and continued medical and dental coverage for 24 months after the date of termination. In the event of a termination of Mr. Kaplan's employment by us for ‘‘cause,’’ by Mr. Kaplan without ‘‘good reason,’’ or due to Mr. Kaplan's death or disability or election not to renew the term of his employment, Mr. Kaplan would only be entitled to accrued amounts owed to him as of the date of the termination. In the event of a termination of Mr. Kaplan's employment due to our election not to renew the term of his employment, Mr. Kaplan would, additionally, be entitled to receive continued base salary for 12 months after the date of termination, payable in monthly installments.

The agreement contains customary confidentiality, nondisparagement, non-solicitation and no-hire provisions and requires Mr. Kaplan, for 24 months after the date of his termination for any reason, to adhere to non-competition and non-solicitation restrictions.

On April 17, 2006, we entered into an employment agreement with Mr. Nuss to serve as the chief financial officer of us, the buyer and the buyer parent. The initial term of Mr. Nuss' employment agreement is two years, unless earlier terminated, and will renew for additional two-year periods unless either party provides notice of non-renewal in accordance with the agreement. Mr. Nuss receives an initial base salary of $275,000 and an annual bonus of up to 100% of the base salary under a plan established by us or the board of directors of the buyer parent or a committee thereof. Mr. Nuss is entitled, to the extent eligible, to participate in all of our benefit plans which may be available to our other senior executives.

Upon a termination of Mr. Nuss' employment by us without ‘‘cause,’’ as defined in the employment agreement, or a termination by Mr. Nuss for ‘‘good reason,’’ as defined in the employment agreement, Mr. Nuss will be entitled to the following: continued ‘‘base salary’’ for 12 months after the date of termination, payable in monthly installments; continued medical and dental coverage for 12 months after the date of termination; his accrued but unpaid base salary and benefits to the date of termination; and accrued and unpaid vacation if any, to the date of termination. In the event of a termination of Mr Nuss' employment by us for ‘‘cause,’’ by Mr. Nuss without ‘‘good reason,’’ or due to Mr. Nuss' death or disability, Mr. Nuss would be entitled to receive his accrued but unpaid base salary and benefits to the date of termination.

Mr. Nuss is also subject to certain nondisparagement, confidentiality, non-solicitation, no-hire and non-competition covenants pursuant to the employment agreement.

On February 7, 2006, we entered into an employment agreement with Mr. Anacker to serve as the chief financial officer of us, the buyer and the buyer parent. On April 17, 2006, Mr. Anacker was appointed to the position of vice president–administration. The initial term of Mr. Anacker's employment is two years, unless earlier terminated, and will renew for successive two-year terms unless either party provides notice of non-renewal in accordance with the agreement. Mr. Anacker receives an initial base salary of $184,500, and an annual bonus, as determined by the compensation committee of the board of directors of the buyer parent. Mr. Anacker will be entitled, to the extent eligible, in all of our benefit plans which may be available to our other senior executives, receive the same perquisites as he was entitled to receive as of the date of the stock purchase agreement.

Upon a termination of Mr. Anacker's employment by us without ‘‘cause,’’ as defined in the employment agreement, or a termination by Mr. Anacker for ‘‘good reason,’’ as defined in the employment agreement, Mr. Anacker will be entitled to receive the following: his accrued but unpaid base salary and benefits to the date of termination; accrued and unpaid vacation if any, to the date of termination; continued base salary for 12 months after the date of termination, payable in monthly installments; and continued medical and dental coverage for 12 months after the date of termination. In the event of a termination of Mr. Anacker's employment by us for ‘‘cause,’’ by Mr. Anacker without ‘‘good reason,’’ or due to Mr. Anacker's death or disability, Mr. Anacker would only be entitled to accrued amounts owed to him as of the date of the termination.

Mr. Anacker is also subject to certain nondisparagement, confidentiality, non-solicitation, no-hire and non-competition covenants pursuant to the employment agreement.

On February 7, 2006, we entered into an employment agreement with Mr. Griffith to serve as the vice president sales, domestic and international of us, the buyer and the buyer parent. The initial term of Mr. Griffith's employment agreement is two years, unless earlier terminated, and will renew for successive two-year terms unless either party provides notice of non-renewal in accordance with the agreement. Mr. Griffith receives an initial base salary of $241,500, and an annual bonus, as determined by the compensation committee of the board of directors of the buyer parent. Mr. Griffith is entitled, to the extent eligible, in all of our benefit plans which may be available to our other senior executives, receive the same perquisites as he was entitled to receive as of the date of the stock purchase agreement.

Upon a termination of Mr. Griffith's employment by us without ‘‘cause,’’ as defined in the employment agreement, or a termination by Mr. Griffith for ‘‘good reason,’’ as defined in the employment agreement, Mr. Griffith will be entitled to the following: his accrued but unpaid base salary and benefits to the date of termination; accrued and unpaid vacation if any, to the date of termination; continued base salary for 12 months after the date of termination, payable in monthly installments; and continued medical and dental coverage for 12 months after the date of termination. In the event of a termination of Mr. Griffith's employment by us for ‘‘cause,’’ by Mr. Griffith without ‘‘good reason,’’ or die to Mr. Griffith's death or disability, Mr. Griffith would only be entitled to accrued but unpaid base salary and benefits to the date of the termination.

Mr. Griffith is also subject to certain nondisparagement, confidentiality, non-solicitation, no-hire and non-competition covenants pursuant to the employment agreement.

Equity Incentive Plan

The buyer parent has established an equity incentive plan consisting of approximately 10% of the common equity interests of the buyer parent, in the form of Class B Units, for issuance to members of our management, consultants and members of our board of directors or the boards of directors of buyer or buyer parent.

The Class B Units are subject to vesting based on a combination of the lapse of time, performance targets to be established by our buyer's parent's board of directors (or compensation committee) and CHP IV and its affiliates achieving certain target internal rates of return on their investment in us. The Class B Units are also subject to a right of repurchase in the event of an employee's termination of employment with us.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS
AND MANAGEMENT

All of our issued and outstanding capital stock is held by the buyer. The buyer is a direct wholly owned subsidiary of the buyer parent and approximately 96% and 3%, respectively, of the equity interests of buyer parent are owned by CHP IV and its affiliates, and certain members of management.

The following table sets forth information with respect to the beneficial ownership of buyer parent's equity interests by:

•	each person who is known by us to beneficially own 5% or more of buyer parent's outstanding equity;

•	each member of the buyer parent's board of directors;

•	each of the our executive officers named in the table under ‘‘Management — Summary Compensation Table’’; and

•	all members of the buyer parent's board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Accordingly, the following table does not reflect certain Class B management incentive units that are subject to vesting. To our knowledge, each of the holders of units of ownership interests listed below has sole voting and investment power as to the units owned unless otherwise noted. The holders of Class A units will not ordinarily have the right to vote on matters to be voted on by unitholders. Holders of Class A and Class B units will also have different rights with respect to distributions.

Name and Address of Beneficial Owner	Number of Class A Units	Percentage of Total Class A Units (%)	Number of Class B Units	Percentage of Total Class B Units (%)
Castle Harlan Partners IV, LP (1)(2)	651,484	96%	651,484	96%
John K. Castle(1)(3)	651,484	96%	651,484	96%
Harley B. Kaplan(1)	8,999	1.3%	8,999	1.3%
Barry Nuss(1)	0	0	0	0
William S. Anacker (1)	2,499	*	2,499	*
C. Michel Griffith, Jr (1)	4,499	*	4,499	*
David G. Pudelsky (1)	999	*	999	*
Nicholas K. Cray (1)	299	*	299	*
William M. Pruellage(1)	0	0	0	0
John Morningstar(1)	0	0	0	0
Samuel Urcis(1)	2,499	*	3,999	*
Frank Spinola(1)	499	*	999	*
All directors and executive officers as a group (including those listed above)	678,032	100%	678,032	100%

*	Denotes beneficial ownership of less than 1% of the class of units.

(1)	The address for CHP IV and Messrs. Castle, Pruellage and Morningstar is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155. The address for Mr. Kaplan, our other executive officers named in the table and Messrs. Urcis and Spinola is 2505 Foster Avenue, Janesville, Wisconsin 53547.

(2)	Includes units of ownership interests held by related entities and persons, all of which may be deemed to be beneficially owned by CHP IV. CHP IV disclaims beneficial ownership of these units.

(3)	John K. Castle, a member of buyer parent's board of directors, is the controlling stockholder of Castle Harlan Partners IV, G.P., Inc., the general partner of the general partner of CHP IV, the direct parent of the buyer parent, and as such may be deemed a beneficial owner of the units of the buyer parent owned by CHP IV and its affiliates. Mr. Castle disclaims beneficial ownership of all units in excess of his proportionate partnership share of CHP IV.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

We have entered into a management agreement with Castle Harlan, as manager, under which Castle Harlan provides business and organizational strategy, financial and investment management, advisory, merchant and investment banking services to the buyer parent, the buyer and us. As compensation for those services, we pay to Castle Harlan (1) for services rendered during the first year of the term of the agreement, a management fee equal to 3% of the aggregate equity contributions made upon closing of the Acquisition by CHP IV and its affiliates (including their limited partners), which was paid in the amount of approximately $2.0 million on the date of the closing of the Acquisition and will be amortized to selling, general and administrative expenses within the fiscal 2007 consolidated statements of operations, and (2) for services rendered after the first full year of the agreement, an annual management fee equal to 3% of the aggregate equity contributions made by CHP IV and its affiliates (including their limited partners), or $2.0 million payable quarterly in advance. Under the management agreement, we paid Castle Harlan, for services rendered in connection with the Transactions, a one-time transaction fee on the date of the closing of the Acquisition equal to 1% of the aggregate equity contributions made on the closing of the Acquisition by CHP IV and its affiliates (including their limited partners) in the amount of approximately $0.8 million. In addition, if at any time after the closing of the Acquisition, CHP IV or its affiliates (including their limited partners) make any additional equity contributions to any of us, the buyer or the buyer parent, we will pay Castle Harlan an annual management fee equal to 3% of each such equity contribution. We will also pay or reimburse Castle Harlan for all out-of-pocket fees and expenses incurred by Castle Harlan and any advisors, consultants, legal counsel and other professionals engaged by Castle Harlan to assist in the provision of services under the management agreement.

The management agreement is for an initial term expiring December 31, 2013 and is subject to renewal for consecutive one-year terms unless terminated by Castle Harlan or us upon 90 days notice prior to the expiration of the initial term or any annual renewal. We also indemnify the manager, its officers, directors and affiliates from any losses or claims suffered by them as a result of services they provide us. The right to receive such management fees will not be subordinated to the notes in the event of a bankruptcy, insolvency or reorganization and will not be subject to blockage if there is a default under the indenture governing the notes.

Management Equity

In connection with the Acquisition, three members of our senior management, Messrs. Kaplan, Anacker and Griffith were required to exchange approximately $1.6 million of our stock for an equivalent dollar amount of equity interests in the buyer parent, in lieu of cash consideration that they otherwise would have been entitled to receive in the Acquisition. The equity investment by CHP IV and affiliates was reduced by an amount equal to the value of our stock exchanged by Messrs. Kaplan, Anacker and Griffith for equity interests in the buyer parent. See ‘‘The Acquisition — Rollover of Equity; Management Equity Investment.’’ Certain other members of our senior management have acquired equity interests in the buyer parent for cash since the closing of the Acquisition.

The buyer parent has established an equity incentive plan consisting of approximately 10% of the common equity interests of the buyer parent for issuance to members of our management, consultants and members of our board of directors or the boards of directors of buyer or buyer parent. See ‘‘Management — Executive Compensation.’’

Reimbursement and Cooperation Agreement

We, the buyer and CHP IV entered into a reimbursement and cooperation agreement which provides for us and the buyer, jointly and severally, to reimburse CHP IV for any payments made by CHP IV pursuant to the earnout, plus interest accruing at a rate of 10% per annum, compounded annually, until payment is due. The agreement also grants participation and consent rights to CHP IV with respect to the process for determining, and resolving any disputes with the sellers' representative, with respect to the amount of any earnout payment that may be due under the stock purchase agreement and with respect to any waivers or amendments of, or claims under, the stock purchase agreement relating to such determination.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following summary of material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits to our registration statement filed in connection with this exchange offer.

Senior Secured Credit Facility

On February 7, 2006, simultaneously with the consummation of the issuance of the Original Notes, we entered into the senior secured credit facility. Concurrently with the closing of the Greenville Acquisition on August 15, 2006, we entered into an amendment to the senior secured credit facility for which the borrowing capacity was increased by $10.0 million to $60.0 million, subject to borrowing base availability. The following summarizes our senior secured credit facility, as amended.

The Facility.    The senior secured credit facility consists of a $60.0 million revolving credit facility and includes subfacilities for swingline loans and letters of credit. Our borrowing availability is equal to the lesser of the maximum amount of the facility or the amount determined pursuant to a borrowing base. The borrowing base is equal to the sum of (i) 85% of eligible accounts receivable, (ii) the lesser of 55% of eligible inventory or 85% of the net orderly liquidation value of eligible inventory, (iii) 85% of the net orderly liquidation value of eligible equipment, and (iv) 50% of the fair market value of eligible owned real estate, less reserves that may be established by the agent from time to time. A portion of the revolving credit facility would be unavailable at any time that we have failed to maintain a fixed charge coverage ratio to be determined for the most recently ended period of four fiscal quarters.

Availability.    Amounts available under the senior secured credit facility may be borrowed, repaid and reborrowed after the closing date of the senior secured credit facility until the maturity date thereof and may be used to refinance existing indebtedness (including the payment of transaction costs associated therewith) and for working capital and general corporate purposes.

Maturity, Voluntary Prepayment and Reductions in Commitment.    The senior secured credit facility will mature on the fifth anniversary of the closing date, or February 7, 2011. Advances under the revolving credit facility may be prepaid at our option, upon notice and in mutually agreed upon minimum principal amounts and multiples, without premium or penalty (except, in the case of LIBOR borrowings, breakage costs related to prepayments not made on the last day of the relevant interest period).

Guaranties and Security.    The senior secured credit facility is (a) secured by a first priority security interest in (i) substantially all of our assets, including the assets of each of our future direct and indirect subsidiaries, (ii) 100% of the stock of each of our future domestic subsidiaries and 65% of the stock of each of our first-tier future foreign subsidiaries (iii) all intercompany debt, if any, and (iv) all proceeds and products of the property and assets described in clauses (i), (ii) and (iii) above, and (b) guaranteed by the parent, Greenville and each of our future domestic subsidiaries.

Interest.    Borrowings under the senior secured credit facility may be made as index rate loans (the greater of prime rate or the overnight federal funds rate plus ½%) or LIBOR loans at our election. The interest rates payable under the senior secured credit facility is based upon the index rate or LIBOR, depending on the type of loan we choose, plus an applicable margin. The applicable margin for our LIBOR loans is 2.0% and for our index rate loans will be 1.0%.

We may select interest periods of one, two, three or six months for LIBOR borrowings. Interest is calculated on the basis of a 360-day year (365/366 day year with respect to index rate loans) and is payable quarterly for index rate loans and at the end of each interest period for LIBOR loans (but not less frequently than quarterly). During the continuance of any payment or bankruptcy event of default, to the extent permitted by applicable law, all obligations will, and during the continuance of any other event of default, all obligations may at the election of the required lenders bear interest at a rate per annum equal to 2.0% in excess of the otherwise applicable interest rate then in effect, which shall be payable upon demand.

Fees.    The senior secured credit facility contains certain customary fees, including letter of credit fees and an unused facility fee for our revolving credit facility based upon non-use of available funds.

Covenants.    The senior secured credit facility contains various covenants customary for similar credit facilities, including, but not limited to covenants pertaining to:

•	incurrence of indebtedness;

•	incurrence of liens;

•	investments;

•	contingent obligations;

•	restricted payments;

•	restrictions on fundamental changes;

•	disposal of assets or subsidiary stock;

•	transactions with affiliates;

•	conduct of business;

•	changes related in indebtedness;

•	sales and lease-backs;

•	voluntary prepayment of certain indebtedness;

•	compliance with laws and contractual obligations;

•	insurance;

•	inspection and visitation rights;

•	organizational existence; and

•	providing various notices and financial reporting.

Events of Default.    The senior secured credit facility contains customary events of default, including, without limitation, defaults related to:

•	failure to make payments when due;

•	default in certain other agreements;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	certain bankruptcy related events;

•	judgments in excess of specified amounts;

•	dissolutions;

•	invalidity of certain documents related to the senior secured credit facility;

•	damage to collateral in respect of the senior secured credit facility in excess of certain amounts;

•	change of control; and

•	failure to comply with the terms of subordination or intercreditor agreements in respect of certain subordinated indebtedness.

DESCRIPTION OF NEW NOTES

General

You can find the definitions of certain terms used in this description under the subheading ‘‘Certain Definitions.’’ In this description, the word ‘‘RathGibson’’ refers only to RathGibson, Inc. and not to any of its subsidiaries.

RathGibson issued the Original Notes on February 7, 2006 and will issue the New Notes under an indenture between itself and The Bank of New York, as trustee. The terms of the New Notes are identical in all material respects to the terms of the Original Notes, except for the transfer restrictions and registration rights relating to the Original Notes. The terms of the New Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. References to the ‘‘Notes’’ in this section of the prospectus refer to both the ‘‘Original Notes’’ and the ‘‘New Notes’’, unless otherwise indicated by the context.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the New Notes. Copies of the indenture and the registration rights agreement are available as set forth below under ‘‘— Additional Information.’’ Certain defined terms used in this description but not defined below under ‘‘— Certain Definitions’’ have the meanings assigned to them in the indenture.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the New Notes and the Note Guarantees

The New Notes

The New Notes:

•	will be general unsecured obligations of RathGibson;

•	will be effectively subordinated to all borrowings under our senior secured credit facility, which will be secured by substantially all of the assets of RathGibson, the Guarantor and any future Guarantors;

•	will be effectively subordinated to any existing and future Indebtedness and other liabilities of any future Foreign Subsidiaries and Unrestricted Subsidiaries of RathGibson;

•	will be pari passu in right of payment with all existing and future unsecured unsubordinated Indebtedness of RathGibson;

•	will be senior in right of payment to any future subordinated Indebtedness of RathGibson; and

•	will be unconditionally guaranteed, jointly and severally, by the Guarantor and by any future Guarantors;

The Note Guarantees

The New Notes will be guaranteed by the Guarantor and all of RathGibson's future Domestic Subsidiaries. The Guarantors, as primary obligors will jointly and severally and unconditionally guarantee, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of RathGibson under the indenture and the New Notes, whether for payment of principal of or interest on or Liquidated Damages in respect of the New Notes, expenses, indemnification or otherwise, on the terms set forth in the indenture.

Each guarantee of the New Notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be effectively subordinated to the guarantee of that Guarantor under the senior secured credit facility, which will be secured by substantially all of the assets of the Guarantors;

•	will be pari passu in right of payment with all existing and future unsecured unsubordinated Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

None of RathGibson's Unrestricted Subsidiaries or Foreign Subsidiaries will guarantee the New Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As a result, the New Notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our non-guarantor Subsidiaries.

Under the circumstances described below under the caption ‘‘— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,’’ we will be permitted to designate certain of our future Subsidiaries as ‘‘Unrestricted Subsidiaries.’’ Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the New Notes.

Principal, Maturity and Interest

RathGibson will issue $200.0 million in aggregate principal amount of New Notes in this offering. RathGibson may issue additional notes under the indenture from time to time after this offering. Any issuance of additional Notes is subject to all of the covenants in the indenture, including the covenant described below under the caption ‘‘— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.’’ The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. RathGibson will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on February 15, 2014.

Interest on the Notes will accrue at the rate of 11.25% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2006. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the Notes. RathGibson will make each interest payment to the holders of record on the February 1 and August 1 immediately preceding the applicable interest payment date.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the New Notes

If a holder of Notes has given wire transfer instructions to RathGibson, RathGibson will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless RathGibson elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the New Notes

The trustee will initially act as paying agent and registrar. RathGibson may change the paying agent or registrar without prior notice to the holders of the Notes, and RathGibson or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes or similar government charges due on transfer or exchange. RathGibson will not be required to transfer or exchange any Note selected for redemption. Also, RathGibson will not be required to transfer or exchange any Note for (1) a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed or (2) between a record date and the next succeeding interest payment date.

Note Guarantees

The New Notes will be guaranteed by the Guarantor and by each of RathGibson's future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See ‘‘Risk Factors — Federal and state statutes allow courts, under certain specific circumstances, to void guarantees and/or require note holders to return payments received from guarantors.’’

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than RathGibson or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) RathGibson or a Restricted Subsidiary of RathGibson, if the sale or other disposition complies with the ‘‘Asset Sale’’ provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) RathGibson or a Restricted Subsidiary of RathGibson, if the sale or other disposition complies with the ‘‘Asset Sale’’ provisions of the indenture;

(3)	if RathGibson designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions ‘‘— Legal Defeasance and Covenant Defeasance’’ and ‘‘— Satisfaction and Discharge.’’

See ‘‘— Repurchase at the Option of Holders — Asset Sales,’’ ‘‘— Designation of Restricted and Unrestricted Subsidiaries,’’ ‘‘— Legal Defeasances and Covenant Defeasance’’ and ‘‘— Satisfaction and Discharge.’’

Optional Redemption

At any time prior to February 15, 2009, RathGibson may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 111.250% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by RathGibson or a contribution to RathGibson's common equity capital made with the net cash proceeds of one or more Equity Offerings by a direct or indirect parent of RathGibson; provided that:

(1)	at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding Notes held by RathGibson and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering or equity contribution.

At any time prior to February 15, 2010, RathGibson may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the ‘‘Redemption Date’’), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at RathGibson's option prior to February 15, 2010. RathGibson is not prohibited by the terms of the indenture, however, from acquiring the Notes by means other than a redemption, whether pursuant to an issuer tender offer, in open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

On or after February 15, 2010, RathGibson may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2010	105.625%
2011	102.813%
2012 and thereafter	100.000%

Unless RathGibson defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

If less than all of the Notes are to be redeemed, the procedures described below under ‘‘— Selection and Notice’’ will apply.

Mandatory Redemption

RathGibson is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require RathGibson to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder's Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, RathGibson will offer a payment in cash (a ‘‘Change of Control Payment’’) equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within thirty days following any Change of Control, RathGibson will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the payment date specified in the notice (a ‘‘Change of Control Payment Date’’), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. RathGibson will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, RathGibson will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, RathGibson will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered and not withdrawn; and

(3)	deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by RathGibson.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Notes equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each new Notes will be in denominations of $2,000 and integral multiples of $1,000 in excess thereof. RathGibson will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. A Change in Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

The provisions described above that require RathGibson to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that RathGibson repurchase or redeem the Notes in the event of a takeover, recapitalization, spin-off or similar transaction.

RathGibson will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by RathGibson and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, (2) notice of redemption has been given pursuant to the indenture as described above under the caption ‘‘— Optional Redemption,’’ unless and until there is a default in payment of the applicable redemption price, or (3) in connection with or in contemplation of any Change of Control, they or a third party has made an offer to purchase (an ‘‘Alternate Offer’’) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered and not withdrawn in accordance with the terms of such Alternate Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of ‘‘all or substantially all’’ of the properties or assets of RathGibson and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase ‘‘substantially all,’’ there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require RathGibson to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of RathGibson and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	RathGibson (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by RathGibson or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on RathGibson's most recent consolidated balance sheet, of RathGibson or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases RathGibson or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by RathGibson or any such Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by RathGibson or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(c)	any stock or assets of the kind referred to in clauses (3) or (5) of the next paragraph of this covenant;

(d)	any Designated Noncash Consideration received by RathGibson or any Restricted Subsidiary thereof in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed $5.0 million at the time of receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value; and

(e)	cash held in escrow as security for any purchase price settlement, for damages in respect of a breach of representations and warranties or certain covenants or for payment of other contingent obligations in connection with the Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (provided that if during such 365-day period RathGibson (or the applicable Restricted Subsidiary) enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clauses (3) and (5) of this paragraph after such 365th day, such 365-day period will be extended with respect to the amount of Net Proceeds so committed for a period not to exceed 180 days until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement)), RathGibson (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)	to permanently repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	if such assets were sold by a Restricted Subsidiary that is not a Guarantor, to repay any Indebtedness of such Restricted Subsidiary or any other Restricted Subsidiary that is not a Guarantor;

(3)	to acquire all or substantially all of the assets of, or any Capital Stock of any Person engaged in, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of RathGibson;

(4)	to make a capital expenditure that is used or useful in a Permitted Business; or

(5)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, RathGibson may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute ‘‘Excess Proceeds.’’ When the aggregate amount of Excess Proceeds exceeds $10.0 million, within ten days thereof, RathGibson will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, RathGibson may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and RathGibson or such other applicable party shall select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

RathGibson will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, RathGibson will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing RathGibson's other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the Notes. The exercise by the holders of Notes of their right to require RathGibson to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on RathGibson. In the event a Change of Control or Asset Sale occurs at a time when RathGibson is prohibited from purchasing Notes, RathGibson could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If RathGibson does not obtain a consent or repay those borrowings, RathGibson will remain prohibited from purchasing Notes. In that case, RathGibson's failure to purchase tendered Notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the agreements governing such other Indebtedness. Finally, RathGibson's ability to pay cash to the holders of Notes upon a repurchase required as a result of a Change of Control or an Asset Sale may be limited by RathGibson's then existing financial resources. See ‘‘Risk Factors — We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.’’

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be purchased or redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any Note is to be purchased or redeemed in part only, the notice of purchase or redemption that relates to that Note will state the portion of the principal amount of that Note that is to be purchased or redeemed. A new Note in principal amount equal to the unpurchased or unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for purchase or redemption become due on the date fixed for purchase or redemption. On and after the purchase or redemption date, interest ceases to accrue on Notes or portions of Notes called for purchase or redemption.

Certain Covenants

Restricted Payments

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of RathGibson's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving RathGibson or any of its Restricted Subsidiaries) or to the direct or indirect holders of RathGibson's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of RathGibson and other than dividends or distributions payable to RathGibson or a Restricted Subsidiary of RathGibson);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving RathGibson) any Equity Interests of RathGibson or any direct or indirect parent of RathGibson;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of RathGibson or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among RathGibson and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as ‘‘Restricted Payments’’),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	RathGibson would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock;’’ and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by RathGibson and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9) and (14) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of RathGibson for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of RathGibson's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate Qualified Proceeds received by RathGibson since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of RathGibson (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of RathGibson that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of RathGibson), together with the aggregate cash and Cash Equivalents received by RathGibson or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or, is otherwise disposed of or is repurchased, redeemed, liquidated or repaid for cash, the Fair Market Value of other property so received with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of RathGibson designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of RathGibson's Investment in such Subsidiary as of the date of such redesignation; plus

(e)	50% of any dividends received by RathGibson or a Restricted Subsidiary of RathGibson after the date of the indenture from an Unrestricted Subsidiary of RathGibson, to the extent that such dividends were not otherwise included in the Consolidated Net Income of RathGibson for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of RathGibson) of, Equity Interests of RathGibson (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to RathGibson; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of RathGibson or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of RathGibson to the holders of its Equity Interests on a pro rata basis;

(5)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of RathGibson or any Restricted Subsidiary of RathGibson and any distribution, dividend, loan or advance to Parent or any direct or indirect parent of Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent or any direct or indirect parent of Parent, in each case, held by any current or former officer, director, consultant or employee of RathGibson or any of its Restricted Subsidiaries or, in each case to the extent applicable, their respective estates, spouses, former spouses or family members, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.5 million in any calendar year period; provided further that RathGibson may carry over and make in subsequent calendar year periods, in addition to the amounts permitted for such calendar year period, the amount of such repurchases, redemptions or other acquisitions or retirements for value, distributions, loans or advances permitted to have been made but not made in any preceding calendar year period up to a maximum of $3.0 million in any calendar year period; provided further that such amount in any calendar year may be increased by an amount not to exceed (i) the net cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of RathGibson (or any direct or indirect parent of RathGibson to the extent such net cash proceeds are contributed to the common equity of RathGibson) to employees, officers, directors or consultants of RathGibson and its Restricted Subsidiaries that occurs after the date of the Indenture (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments (including pursuant to clause (3)(b) of the preceding paragraph)) plus (ii) the cash proceeds of key man life insurance policies received by RathGibson and its Restricted Subsidiaries after the date of the Indenture less any amounts previously applied to the payment of Restricted Payments pursuant to this clause (5); provided further that cancellation of Indebtedness owing to RathGibson from employees, officers, directors and consultants of RathGibson or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of RathGibson from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Indenture; and provided further that the net cash proceeds from such sales of Equity Interests described in subclause (i) of this clause (5) shall be excluded from clause (3)(b) of the preceding paragraph to the extent such proceeds have been or are applied to the payment of Restricted Payments pursuant to this clause (5);

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(7)	so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of RathGibson or any Restricted Subsidiary of RathGibson issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock;’’

(8)	payments in connection with or as a result of the Acquisition (including, without limitation, to make payments in respect of earnout obligations) as described in this prospectus;

(9)	Permitted Payments to Parent;

(10)	so long as no Default has occurred and is continuing or would be caused thereby, upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase Notes pursuant to the covenant described above under the caption ‘‘— Repurchase at the Option of Holders — Change of Control’’ (including the purchase of all Notes tendered), any purchase or redemption of Indebtedness of RathGibson that is contractually subordinated to the Notes or any Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest); provided that, prior to such repayment or repurchase, RathGibson shall have made the Change of Control Offer with respect to the Notes as required by the indenture, and RathGibson shall have repurchased all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer;

(11)	so long as no Default has occurred and is continuing or would be caused thereby, within 60 days after the completion of an Asset Sale Offer pursuant to the covenant described under the caption ‘‘— Repurchase at the Option of the Holders — Asset Sales’’ (including the purchase of all Notes tendered), any purchase or redemption of Indebtedness of RathGibson that is contractually subordinated to the Notes or any Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest) with any Excess Proceeds that remain after consummation of an Asset Sale Offer; provided that, prior to such repayment or repurchase, RathGibson shall have made the Asset Sale Offer with respect to the Notes as required by the indenture, and RathGibson shall have repurchased all Notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer;

(12)	the redemption, repurchase or other acquisition for value of any common Equity Interests of any Foreign Subsidiary of RathGibson that are held by a Person that is not an Affiliate of RathGibson to the extent required to satisfy applicable laws, rules or regulations in an aggregate amount since the date of the indenture not to exceed $1.0 million; provided that the consideration for such redemption, repurchase or other acquisition is not in excess of an amount equal to the lesser of (x) the Fair Market Value of such common Equity Interests or (y) such amount required by applicable laws, rules or regulations;

(13)	so long as no Default has occurred and is continuing or would be caused thereby, the declaration or payments of dividends on the common Capital Stock of RathGibson following a public equity offering of such common stock or the common Capital Stock of a direct or indirect parent of RathGibson of up to 6% per annum of the net cash proceeds received by RathGibson in or as a result of such public equity offering;

(14)	so long as no Default has occurred and is continuing or would be caused thereby, payments not to exceed $100,000 in the aggregate since date of the indenture to enable RathGibson to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock;

(15)	so long as no Default has occurred and is continuing or would be caused thereby, the payment of intercompany Indebtedness that is expressly subordinated to the Notes or any Guarantee, the incurrence of which is permitted under clause (7) of the second paragraph of the covenant described under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock;’’ and

(16)	so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $7.5 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by RathGibson or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of RathGibson whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, ‘‘incur’’) any Indebtedness (including Acquired Debt), and RathGibson will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that RathGibson may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for RathGibson's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least (a) 2.0 to 1.0, if the date of such incurrence or issuance is on or prior to February 15, 2008, or (b) 2.25 to 1.0, if the date of such incurrence or issuance is after February 15, 2008, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, ‘‘Permitted Debt’’):

(1)	the incurrence by RathGibson (and the Guarantee thereof by any Guarantor) of Indebtedness and letters of credit under Credit Facilities which excludes the Notes issued on the date of and pursuant to the indenture in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of RathGibson and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $50.0 million or (y) the amount of the Borrowing Base as of the date of such incurrence; plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility under which Indebtedness is incurred pursuant to this clause (1);

(2)	the incurrence by RathGibson and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by RathGibson and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the indenture and the exchange Notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by RathGibson or any of its Restricted Subsidiaries of Attributable Debt in connection with a sale and leaseback of the facility located in Janesville, Wisconsin and owned by RathGibson on the date of the indenture, in an aggregate principal amount for all Attributable Debt, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Attributable Debt incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

(5)	the incurrence by RathGibson or any of its Restricted Subsidiaries of (i) Attributable Debt in connection with a sale and leaseback transaction or (ii) Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement of property, plant or equipment used in the business of RathGibson or any of its Restricted Subsidiaries (whether through the direct acquisition or otherwise of such Equity Interests of any Person owning such assets), in an aggregate principal amount for all Attributable Debt and all Indebtedness, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Attributable Debt and other Indebtedness incurred pursuant to this clause (5), not to exceed $5.0 million at any time outstanding;

(6)	the incurrence by RathGibson or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (6), (12), (15) or (18) of this paragraph;

(7)	the incurrence by RathGibson or any of its Restricted Subsidiaries of intercompany Indebtedness between or among RathGibson and any of its Restricted Subsidiaries; provided, however, that:

(a)	if RathGibson or any Guarantor is the obligor on such Indebtedness and the payee is not RathGibson or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of RathGibson, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than RathGibson or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness (other than solely as a result of the creation of a Permitted Lien upon such intercompany Indebtedness) to a Person that is not either RathGibson or a Restricted Subsidiary will be deemed, in each case, to constitute an incurrence of such Indebtedness by RathGibson or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the issuance by any of RathGibson's Restricted Subsidiaries to RathGibson or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than RathGibson or a Restricted Subsidiary; and

(b)	any sale or other transfer of any such preferred stock (other than solely as a result of the creation of a Permitted Lien upon such Equity Interests) to a Person that is not either RathGibson or a Restricted Subsidiary, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (8);

(9)	the incurrence by RathGibson or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(10)	the guarantee by RathGibson or any of the Guarantors of Indebtedness of RathGibson or a Restricted Subsidiary of RathGibson that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11)	the incurrence by RathGibson or any of its Restricted Subsidiaries of obligations in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance, completion and surety bonds, completion guarantees and similar obligations in the ordinary course of business;

(12)	the incurrence by RathGibson or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(13)	the incurrence by RathGibson or a Restricted Subsidiary of Indebtedness arising from agreements of RathGibson or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the sale or other disposition of any business, assets or Capital Stock of RathGibson or any Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, whether or not cash, actually received by RathGibson and its Restricted Subsidiaries in connection with such disposition and (B) such Indebtedness is not reflected in the balance sheet of RathGibson or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (B));

(14)	the incurrence by RathGibson or any of its Restricted Subsidiaries of contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(15)	the incurrence by a Foreign Subsidiary of additional Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $5.0 million at any time outstanding;

(16)	the incurrence by RathGibson or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance; provided, however, that, upon the drawing of such instruments or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(17)	Indebtedness of RathGibson or any of its Restricted Subsidiaries to the extent the proceeds thereof are substantially concurrently used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the indenture; and

(18)	the incurrence by RathGibson or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (18), not to exceed $10.0 million.

RathGibson will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of RathGibson or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of RathGibson or any such Guarantor, as applicable, solely by reason of any Liens or guarantees arising or created in respect thereof or, by virtue of being unsecured or by reason of being secured on a first or junior Lien basis.

For purposes of determining compliance with this ‘‘Incurrence of Indebtedness and Issuance of Preferred Stock’’ covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, RathGibson (in its sole discretion) will be permitted to divide and classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of RathGibson as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that RathGibson or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness subject to such Lien of the other Person;

(4)	with respect to Indebtedness of others supported by a guarantee of RathGibson or a Restricted Subsidiary, the lesser of the amount of the primary indebtedness and any stated limit on recourse under the guarantee; and

(5)	the amount of the Indebtedness in respect of any Hedging Obligations at any time shall be equal to the amount payable as a result of the termination of such Hedging Obligations at such time.

Liens

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind (other than Permitted Liens) upon any asset (‘‘Primary Lien’’), now owned or hereafter acquired, unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the holders of the Notes pursuant to the immediately preceding paragraph shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

Limitation on Sale and Leaseback Transactions

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that RathGibson may enter into a sale and leaseback transaction if:

(1)	RathGibson could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock’’ or pursuant to clause (4) or clause (5) of the definition of ‘‘Permitted Debt’’ and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption ‘‘— Liens;’’

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of RathGibson and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and RathGibson applies the proceeds of such transaction in compliance with, the covenant described above under the caption ‘‘— Repurchase at the Option of Holders — Asset Sales.’’

Dividend and Other Payment Restrictions Affecting Subsidiaries

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to RathGibson or any of its Restricted Subsidiaries or pay any liabilities owed to RathGibson or any of its Restricted Subsidiaries;

(2)	make loans or advances to RathGibson or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to RathGibson or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the Notes and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by RathGibson or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary or an agreement entered into for the sale of assets that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption ‘‘— Liens’’ that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, limited liability company operating agreements, partnership agreements, asset sale agreements, sale-leaseback agreements, options, stock sale agreements, lease agreements, licenses and other similar agreements entered into with the approval of RathGibson's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(12)	provisions in agreements or instruments that prohibit the payment of dividends or the making of other distributions with respect to any Capital Stock of a Person on other than a pro rata basis;

(13)	any encumbrance or restriction contained in any Indebtedness incurred by a Foreign Subsidiary pursuant to clause (15) of the definition of Permitted Debt that applies only to such Foreign Subsidiary;

(14)	any other Indebtedness, Disqualified Stock or preferred stock of any Restricted Subsidiary permitted to be incurred or issued, as applicable, subsequent to the date of the Indenture pursuant to the provisions of the covenant described under ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock’’ and any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient to make scheduled payments of cash interest on the Notes when due; and

(15)	in the case of clause (3) of the first paragraph of this covenant:

(a)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(b)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of RathGibson or any of its Restricted Subsidiaries not otherwise prohibited by the indenture, or

(c)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of RathGibson or any of its Restricted Subsidiaries in any manner material to RathGibson or any of its Restricted Subsidiaries; and

(16)	any encumbrances or restrictions imposed by any amendments, modifications restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (15) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, in the good faith judgment of the Board of Directors of RathGibson, taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

RathGibson will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not RathGibson is the surviving corporation); or (2) sell, assign, transfer, convey (not including any conveyance, if any, resulting solely from the creation of any Lien) or otherwise dispose of all or substantially all of the properties or assets of RathGibson and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) RathGibson is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than RathGibson) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, that, in the case such Person is not a corporation, a co-obligor of the Notes is a corporation;

(2)	the Person formed by or surviving any such consolidation or merger (if other than RathGibson) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of RathGibson under the Notes, the indenture and the registration rights agreement pursuant to a supplemental indenture and such other agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	RathGibson or the Person formed by or surviving any such consolidation or merger (if other than RathGibson), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(a)	be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock,’’ or

(b)	would have a Fixed Charge Coverage Ratio that is equal to or greater than the Fixed Charge Coverage Ratio of RathGibson immediately prior to such transaction.

In addition, RathGibson will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This ‘‘Merger, Consolidation or Sale of Assets’’ covenant will not apply to:

(1)	a merger of RathGibson with an Affiliate solely for the purpose of reincorporating RathGibson in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among RathGibson and its Restricted Subsidiaries.

Transactions with Affiliates

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of RathGibson (each, an ‘‘Affiliate Transaction’’), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to RathGibson or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by RathGibson or such Restricted Subsidiary with an unrelated Person; and

(2)	RathGibson delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of RathGibson set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of RathGibson; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to RathGibson or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any consulting or employment agreement or arrangement, incentive compensation plan, stock option or stock ownership plan, employee benefit plan, severance arrangements, officer or director indemnification agreement or any similar arrangement entered into by RathGibson or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among RathGibson and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of RathGibson) that is an Affiliate of RathGibson solely because RathGibson owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors fees to directors of RathGibson or any direct or indirect parent or any Restricted Subsidiary of RathGibson and the provision of customary indemnification to directors, officers and employees of RathGibson or direct or indirect parent or any Restricted Subsidiary of RathGibson;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of RathGibson to Affiliates of RathGibson or any contribution to the capital of RathGibson (other than as Disqualified Stock);

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption ‘‘— Restricted Payments;’’

(7)	payment of fees and reimbursement of expenses not in excess of the amounts specified in, or determined pursuant to, the Management Agreement as in effect on the date of the indenture;

(8)	Permitted Payments to Parent;

(9)	any agreement or arrangements as in effect on the date of the indenture and described in this prospectus under the heading ‘‘Certain Relationships and Related Party Transactions,’’ and any renewals, extensions or replacements of any such agreement or arrangements (so long as such renewals, extensions or replacements are not, taken as a whole, materially less favorable to the holders of the Notes as determined by the Board of Directors in its reasonable good faith judgment) and the transactions contemplated thereby;

(10)	loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding and expense reimbursements to employees in the ordinary course of business;

(11)	sales or purchases of goods or services, in each case in the ordinary course of business, on terms no less favorable to RathGibson or the applicable Restricted Subsidiary than those that are actually being obtained substantially contemporaneously in comparable transactions with Persons that are not Affiliates of RathGibson, and otherwise in compliance with the terms of the indenture; and

(12)	repurchases of Notes if repurchased on the same terms as offered to Persons that are not Affiliates of RathGibson.

Business Activities

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to RathGibson and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If RathGibson or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 20 business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of RathGibson may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by RathGibson and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted (after giving effect to any sale of Equity Interests of such Subsidiary in connection with such designation) will be deemed to be an Investment made as of the time of the designation and will either reduce the amount available for Restricted Payments under the covenant described above under the caption ‘‘— Restricted Payments’’ or under one or more clauses of the definition of Permitted Investments, as determined by RathGibson. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of RathGibson may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of RathGibson as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption ‘‘— Restricted Payments.’’ If, at any time, any Unrestricted Subsidiary would no longer meet the preceding requirements for designation as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of RathGibson as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock,’’ RathGibson will be in default of such covenant. The Board of Directors of RathGibson may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of RathGibson; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of RathGibson of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption ‘‘— Incurrence of Indebtedness and Issuance of Preferred Stock,’’ calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

RathGibson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, RathGibson will furnish to the holders of Notes or cause the trustee to furnish to the holders of Notes, within the time periods specified in the SEC's rules and regulations (together with extensions granted by the SEC):

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if RathGibson were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if RathGibson were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on RathGibson's consolidated financial statements by RathGibson's certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, RathGibson will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, RathGibson is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, RathGibson will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. RathGibson will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept RathGibson's filings for any reason, RathGibson will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if RathGibson were required to file those reports with the SEC.

If RathGibson has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ of the financial condition and results of operations of RathGibson and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of RathGibson.

In the event that (1) the rules and regulations of the SEC permit RathGibson and any direct or indirect parent entity of RathGibson to report at such entity's level on a consolidated basis, (2) such direct or indirect parent entity is not engaged in any business other than the Permitted Business of RathGibson and (3) such direct or indirect parent entity's consolidated capitalization (including cash and cash equivalents) does not differ materially from that of RathGibson and its Subsidiaries on a consolidated basis, the information and reports required by this covenant may be those of such parent entity on a consolidated basis; provided that such information and reports distinguish in all material respects between RathGibson and its Subsidiaries and such direct or indirect parent entity and its other subsidiaries, if any.

In addition, RathGibson agrees that, for so long as any Notes remain outstanding, if at any time it they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an ‘‘Event of Default’’:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3)	failure by RathGibson or any of its Restricted Subsidiaries to comply with the provisions described under the captions ‘‘— Repurchase at the Option of Holders — Change of Control,’’ ‘‘— Repurchase at the Option of Holders — Asset Sales,’’ or ‘‘— Certain Covenants — Merger, Consolidation or Sale of Assets;’’

(4)	failure by RathGibson or any of its Restricted Subsidiaries for 60 days after notice to RathGibson by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by RathGibson or any of its Restricted Subsidiaries (or the payment of which is guaranteed by RathGibson or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a ‘‘Payment Default’’); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6)	failure by RathGibson or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million (net of any amounts covered by insurance or pursuant to which RathGibson is indemnified to the extent that the third party under such agreement honors its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7)	except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to RathGibson or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to RathGibson, any Restricted Subsidiary of RathGibson that is a Significant Subsidiary or any group of Restricted Subsidiaries of RathGibson that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture and the Trust Indenture Act. Subject to certain limitations to be set forth in the indenture, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of Notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a Note may pursue any remedy with respect to the indenture or the Notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding Notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the Notes.

RathGibson is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, RathGibson is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, partner, manager, agent, member, incorporator (or Person forming any limited liability company) or stockholder of RathGibson or any

Guarantor, as such, will have any liability for any obligations of RathGibson or the Guarantors under the Notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note and a Note Guarantee waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

RathGibson may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (‘‘Legal Defeasance’’) except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such Notes when such payments are due from the trust referred to below;

(2)	RathGibson's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and RathGibson's and the Guarantors' obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, RathGibson may, at its option and at any time, elect to have the obligations of RathGibson and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (‘‘Covenant Defeasance’’) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under ‘‘— Events of Default and Remedies’’ will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	RathGibson must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and RathGibson must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, RathGibson must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) RathGibson has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, RathGibson must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which RathGibson or any of its Subsidiaries is a party or by which RathGibson or any of its Subsidiaries is bound;

(6)	RathGibson must deliver to the trustee an officers' certificate stating that the deposit was not made by RathGibson with the intent of preferring the holders of Notes over the other creditors of RathGibson with the intent of defeating, hindering, delaying or defrauding any creditors of RathGibson or others; and

(7)	RathGibson must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the Notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the Notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1)	reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the date of or redemption price payable in connection with the redemption of the Notes (other than provisions relating to the covenants described above under the caption ‘‘— Repurchase at the Option of Holders’’);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the Notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption ‘‘— Repurchase at the Option of Holders’’);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, RathGibson, the Guarantors and the trustee may amend or supplement the indenture, the Notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of RathGibson's or a Guarantor's obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of RathGibson's or such Guarantor's assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the Note Guarantees or the Notes to any provision of this Description of New Notes to the extent that such provision in this Description of New Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the Notes;

(7)	to provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(9)	to comply with the rules of any applicable securities depositary;

(10)	to provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture; or

(11)	to add a co-issuer or co-obligor of the Notes.

The consent of the holders of the Notes is not necessary under the indenture to approve the particular form of any proposed amendment, waiver or consent. It is sufficient if the consent approves the substance of the proposed amendment, waiver or consent.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to RathGibson, have been delivered to the trustee for cancellation; or

(b)	all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and RathGibson or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(3)	RathGibson or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	RathGibson has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, RathGibson must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of RathGibson or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions to be specified in the indenture. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of such Person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to RathGibson, Inc., 2505 Foster Avenue, P.O. Box 389, Janesville, WI 53547-0389, Attention: Chief Financial Officer.

Governing Law

The indenture, the Notes and the guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

‘‘Acquired Debt’’ means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

‘‘Acquisition’’ means the transactions contemplated by the Stock Purchase Agreement dated as of December 6, 2005 among RathGibson, the sellers named therein, RGCH Holdings LLC and the representative named therein, and the financing of such transactions, including the borrowings under the Credit Agreement and the offering of the Notes.

‘‘Affiliate’’ of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ‘‘control,’’ as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms ‘‘controlling,’’ ‘‘controlled by’’ and ‘‘under common control with’’ have correlative meanings.

‘‘Applicable Premium’’ means, as calculated by RathGibson, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at February 15, 2010, (such redemption price being set forth in the table appearing above under the caption ‘‘— Optional Redemption’’) plus (ii) all required interest payments due on the note through February 15, 2010, (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note, if greater.

‘‘Asset Acquisition’’ means, with respect to any Person, (1) an Investment by such Person or any Restricted Subsidiary of such Person in any third Person pursuant to which such third Person shall become a Restricted Subsidiary of such Person or any Restricted Subsidiary of such Person, or shall be merged with or into such Person or any Restricted Subsidiary of such Person, or (2) the acquisition by such Person or any Restricted Subsidiary of such Person of the assets of any third Person (other than a Restricted Subsidiary of such Person) which constitutes all or substantially all of the assets of such third Person or comprises any division or line of business of such third Person or any other properties or assets of such third Person other than in the ordinary course of business.

‘‘Asset Sale’’ means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of RathGibson and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption ‘‘— Repurchase at the Option of Holders — Change of Control’’ and/or the provisions described above under the caption ‘‘— Certain Covenants — Merger, Consolidation or Sale of Assets’’ and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of RathGibson's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors' qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than RathGibson or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of assets between or among RathGibson and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of RathGibson to RathGibson or to a Restricted Subsidiary of RathGibson;

(4)	the licensing of intellectual property or other general intangibles to third persons on customary terms as determined by the Board of Directors in good faith and the ordinary course of business;

(5)	the sale or disposition in the ordinary course of business of any property or equipment that has become damaged, worn-out, obsolete, or otherwise unsuitable or not required for the ordinary course of business of RathGibson or its Restricted Subsidiaries;

(6)	the sale or other disposition of cash or Cash Equivalents;

(7)	a Restricted Payment that does not violate the covenant described above under the caption ‘‘— Certain Covenants — Restricted Payments’’ or a Permitted Investment;

(8)	the sale, lease, sub-lease, license, sub-license, consignment, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business, including leases with respect to facilities that are temporarily not in use or pending their disposition, or accounts receivable in connection with the compromise, settlement or collection thereof;

(9)	the creation of a Lien (but not the sale or other disposition of property subject to such Lien);

(10)	the issuance of Equity Interests by a Restricted Subsidiary of RathGibson in which RathGibson's percentage interest (direct or indirect) in the Equity Interests of such Restricted Subsidiary, after giving effect to the issuance, is at least equal to its percentage interest prior thereto;

(11)	leases or subleases to third persons not interfering in any material respect with the business of RathGibson or any of its Restricted Subsidiaries; and

(12)	the good faith surrender or waiver of contract rights or the settlement, release or surrender of claims of any kind.

‘‘Asset Sale Offer’’ has the meaning assigned to that term in the indenture governing the Notes.

‘‘Attributable Debt’’ in respect of a sale and leaseback transaction means, as at the time of determination, the present value of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of ‘‘Capital Lease Obligation.’’

‘‘Beneficial Owner’’ has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular ‘‘person’’ (as that term is used in Section 13(d)(3) of the Exchange Act), such ‘‘person’’ will be deemed to have beneficial ownership of all securities that such ‘‘person’’ has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms ‘‘Beneficially Owns’’ and ‘‘Beneficially Owned’’ have a corresponding meaning.

‘‘Board of Directors’’ means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee or Board of Directors of such company or of the sole member or of the managing member thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

‘‘Borrowing Base’’ means, as of any date, an amount equal to:

(1)	85% of the face amount of all accounts receivable owned by RathGibson and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2)	55% of the book value of all inventory, net of reserves, owned by RathGibson and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date.

‘‘Capital Lease Obligation’’ means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

‘‘Capital Stock’’ means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

‘‘Cash Equivalents’’ means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of ‘‘B’’ or better at the time of acquisition;

(4)	repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within nine months after the date of acquisition;

(6)	securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and at the time of acquisition thereof, having one of the two highest ratings obtainable from either Moody's or S&P;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition;

(8)	local currencies held by RathGibson or any of its Restricted Subsidiaries, from time to time in the ordinary course of business.

‘‘Change of Control’’ means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of RathGibson and its Subsidiaries taken as a whole to any ‘‘person’’ (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of RathGibson;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any ‘‘person’’ (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of RathGibson, measured by voting power rather than number of shares; or

(4)	after an initial public offering of RathGibson or any direct or indirect parent of RathGibson, the first day on which a majority of the members of the Board of Directors of RathGibson are not Continuing Directors; provided, however, that Principals and their Related Parties and any limited partners of the Equity Sponsor do not, at such time, in the aggregate, (a) Beneficially Own, directly or indirectly, Voting Stock of RathGibson representing more than 50% of the total voting power of the Voting Stock of RathGibson or (b) have the right or ability by voting power, contract or otherwise to elect or designate a majority of the Board of Directors of RathGibson.

‘‘Change of Control Offer’’ has the meaning assigned to that term in the indenture governing the Notes.

‘‘Consolidated Cash Flow’’ means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	an amount equal to imputed principal with respect to Attributable Debt paid during such period, to the extent that such imputed principal was deducted in computing such Consolidated Net Income; plus

(5)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(6)	any management fees paid or accrued by RathGibson to Castle Harlan, Inc. or any of their respective Affiliates in such period pursuant to the terms of the Management Agreement as in effect on the date of the indenture and as described in this prospectus, or to Liberty Partners or any of its Affiliates pursuant to the Management Services Agreement as in effect prior to the Acquisition, to the extent that any such management fees were deducted in computing such Consolidated Net Income; plus

(7)	cash restructuring and/or nonrecurring charges not to exceed $2.0 million in any calendar year and not to exceed $4.0 million in the aggregate; plus

(8)	all transaction and restructuring costs incurred during such period in connection with any Asset Acquisition in an aggregate amount not to exceed five percent of the total enterprise value of such Asset Acquisition; plus

(9)	any severance payments made to former employees; minus

(10)	non-cash items increasing such Consolidated Net Income for such period, excluding any such items to the extent they represent (a) the reversal in such period of an accrual of, or cash reserve for, cash expenses in a prior period, to the extent such accrual or reserve did not increase Consolidated Cash Flow in a prior period, (b) the amortization of income that was paid in a prior period or (c) the accrual of revenue or income consistent with past practice, in each case, on a consolidated basis and determined in accordance with GAAP.

‘‘Consolidated Net Income’’ means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	solely for the purposes of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under the covenant described under the caption ‘‘Certain Covenants — Restricted Payments’’, the Net Income of any Restricted Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(5)	all goodwill impairment charges will be excluded;

(6)	non-cash charges relating to employee benefit or other management compensation plans of any direct or indirect parent of RathGibson (to the extent such non-cash charges relate to plans of any direct or indirect parent of RathGibson for the benefit of members of the Board of Directors of RathGibson (in their capacity as such) or employees of RathGibson and its Restricted Subsidiaries), RathGibson or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards of any direct or indirect parent of RathGibson (to the extent such non-cash charges relate to plans of any direct or indirect parent of RathGibson for the benefit of members of the Board of Directors of RathGibson (in their capacity as such) or employees of RathGibson and its Restricted Subsidiaries), RathGibson or any of its Restricted Subsidiaries (excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) in each case will be excluded;

(7)	any non-cash charges from the application of the purchase method of accounting in connection with the Acquisition or any future acquisition will be excluded;

(8)	transaction costs and restructuring charges incurred in connection with the Acquisition will be excluded; and

(9)	the amortization of the consideration for any non-competition agreements entered into the connection with the Acquisition shall be excluded.

‘‘Continuing Directors’’ means, as of any date of determination, any member of the Board of Directors of RathGibson who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

‘‘Credit Agreement’’ means that certain Credit Agreement, dated as of February 7, 2006, by and among RathGibson and General Electric Capital Corporation, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise, substituted) or refinanced (including by means of a receivables financing or sales of debt securities to institutional investors) in whole or in part from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or letters of credit thereunder or adding Subsidiaries of RathGibson as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

‘‘Credit Facilities’’ means, one or more debt facilities (including, without limitation, the Credit Agreement), indentures, or commercial paper facilities, in each case, with banks or other lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuance of notes, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), substituted or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

‘‘Default’’ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

‘‘Designated Noncash Consideration’’ means the Fair Market Value of noncash consideration received by RathGibson or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers' certificate, setting for the basis of such valuation delivered to the Trustee.

‘‘Disqualified Stock’’ means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require RathGibson to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that RathGibson may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption ‘‘— Certain Covenants — Restricted Payments.’’ The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that RathGibson and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

‘‘Domestic Subsidiary’’ means any Restricted Subsidiary of RathGibson that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of RathGibson.

‘‘Equity Interests’’ means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

‘‘Equity Offering’’ means a public or private offering of Qualified Capital Stock of RathGibson or a direct or indirect parent of RathGibson, as the case may be.

‘‘Exchange Notes’’ means the Notes issued in the Exchange Offer pursuant to the registration rights agreement.

‘‘Exchange Offer’’ has the meaning set forth for such term in the registration rights agreement.

‘‘Existing Indebtedness’’ means all Indebtedness of RathGibson and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture.

‘‘Fair Market Value’’ means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of RathGibson (unless otherwise provided in the indenture).

‘‘Fixed Charge Coverage Ratio’’ means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the ‘‘Calculation Date’’), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	the Acquisition, future acquisitions, dispositions, mergers, consolidations and discontinued operations that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Saving, whether or not such Pro Forma Cost Savings complies with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Cash Flow that was negative);

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

‘‘Fixed Charges’’ means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (but, in calculating Fixed Charges for the purposes of determining the denominator of Fixed Charge Coverage Ratio only, excluding any one-time non-cash charges or expenses associated with the write off of deferred debt issuance costs relating to (A) Indebtedness that is retired with the proceeds of the Notes issued on the date of the indenture or (B) the repayment or retirement of the Credit Facilities or the Notes); plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any preferred stock of any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of RathGibson (other than Disqualified Stock) or to RathGibson or a Restricted Subsidiary of RathGibson, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

‘‘Foreign Subsidiary’’ means any Restricted Subsidiary of RathGibson that is not a Domestic Subsidiary.

‘‘GAAP’’ means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

‘‘Guarantee’’ means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

‘‘Guarantors’’ means Greenville Tube Company and additional each Subsidiary of RathGibson that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

‘‘Hedging Obligations’’ means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

‘‘Indebtedness’’ means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables entered into in the ordinary course, to the extent such Obligations are cash collateralized or such letters of credit secure Obligations entered into in the normal course of business of such Person and such letters of credit are not drawn upon or, if drawn upon, to the extent any such drawing is reimbursed no later than three business days following receipt by such Person of a demand for reimbursement);

(3)	in respect of banker's acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term ‘‘Indebtedness’’ includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, in connection with the purchase by RathGibson or any Restricted Subsidiary of any business, the term ‘‘Indebtedness’’ will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed, determined and undisputed the amount is paid within 60 days thereafter.

‘‘Investments’’ means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of credit to customers or advances, deposits or payments to or with suppliers, lessors or utilities or for workers' compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If RathGibson or any Restricted Subsidiary of RathGibson sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of RathGibson such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of RathGibson, RathGibson will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of RathGibson's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption ‘‘— Certain Covenants — Restricted Payments.’’ Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

‘‘Lien’’ means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset.

‘‘Liquidated Damages’’ means all liquidated damages then owing pursuant to the registration rights agreement.

‘‘Management Agreement’’ means that certain management agreement dated the date of the indenture among RathGibson, RGCH Holdings Corp., RGCH Holdings LLC and Castle Harlan, Inc. or its designated affiliate, as manager.

‘‘Moody's’’ means Moody's Investors Service, Inc.

‘‘Net Income’’ means, with respect to any specified Person, the net income (or loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without the giving effect to the $2.0 million threshold provided in the definition thereof) or abandonment and reserves relating thereto; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)	any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss); and

(3)	any unrealized non-cash gains or losses in respect of Hedging Obligations (including those resulting from the application of FAS 133), to the extent that such gains or losses are deducted in computing Net Income.

‘‘Net Proceeds’’ means the aggregate cash proceeds received by RathGibson or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration, including Designated Noncash Consideration, received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, appraisal and insurance adjuster fees and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account without duplication, (1) any amounts required to be applied to the repayment of Indebtedness secured by a Lien on the assets that were the subject of such Asset Sale, (2) any reserve or payment with respect to liabilities associated with such asset or assets and retained by RathGibson or a Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, severance costs, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, (3) any reserves for adjustment in respect of the sale price of such asset, and (4) any cash escrows in connection with purchase price adjustments, reserves or indemnities (until released).

‘‘Non-Recourse Debt’’ means Indebtedness:

(1)	as to which neither RathGibson nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of RathGibson or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which (a) the explicit terms provide that there is no recourse against any assets of RathGibson or any of its Restricted Subsidiaries or (b) the lenders have been notified in writing that they will not have any recourse to the stock or assets of RathGibson or any of its Restricted Subsidiaries.

‘‘Note Guarantee’’ means the Guarantee by each Guarantor of RathGibson's obligations under the indenture and the Notes, executed pursuant to the provisions of the indenture.

‘‘Obligations’’ means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

‘‘Permitted Business’’ means any business engaged in by RathGibson or any of its Subsidiaries on the date of the original issuance of the Notes and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which RathGibson and its Subsidiaries are engaged on the date of original issuance of the Notes.

‘‘Permitted Investments’’ means:

(1)	any Investment in RathGibson or in a Restricted Subsidiary of RathGibson;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by RathGibson or any Restricted Subsidiary of RathGibson in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of RathGibson; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, RathGibson or a Restricted Subsidiary of RathGibson;

(4)	any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption ‘‘— Repurchase at the Option of Holders — Asset Sale’’ or (b) a sale or other disposition of assets not constituting an Asset Sale.

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of RathGibson or a direct or indirect parent of RathGibson;

(6)	any Investment acquired by RathGibson or any of its Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by RathGibson or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person or the good faith settlement of delinquent obligations of a Person or of a litigation arbitration or other dispute, or

(b)	as a result of a foreclosure by RathGibson or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of RathGibson or any Restricted Subsidiary of RathGibson in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(9)	repurchases of the Notes;

(10)	any Investment of RathGibson or any of its Restricted Subsidiaries existing on the date of the indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of the indenture;

(11)	guarantees otherwise permitted by the terms of the indenture;

(12)	Investments resulting from the acquisition of a Person, otherwise permitted by the indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person;

(13)	Investments in joint ventures engaged in a Permitted Business having an aggregate value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the date of the indenture not to exceed $5.0 million;

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

(15)	other Investments in any Person other than an Affiliate of RathGibson having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $10.0 million.

‘‘Permitted Liens’’ means:

(1)	Liens on assets of RathGibson or any of its Restricted Subsidiaries securing Indebtedness (including Capital Lease Obligations) or Attributable Debt and other Obligations in an amount when incurred, together with the aggregate amount of all other Indebtedness and other Obligations at that time outstanding secured by a Lien pursuant to this clause (1), not to exceed the aggregate amount of Indebtedness and Attributable Debt that has been incurred and such additional debt as would be permitted to be incurred at such time, in each case, under clauses (1), (5), (15) and (18) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto;

(2)	Liens in favor of RathGibson or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with RathGibson or any Subsidiary of RathGibson; provided that such Liens were in existence prior to and were not incurred in connection with or in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with RathGibson or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by RathGibson or any Subsidiary of RathGibson; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of tenders, completion guarantees, statutory obligations, surety or appeal bonds, bids, leases performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Attributable Debt permitted by clause (4) the definition of Permitted Debt covering only the assets financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers' warehousemen's, landlords', mechanics', suppliers, materialmen's and repairmen's Liens, or in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of custom duties, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for or pursuant to any leases, licenses, rights-of-way, or other similar agreements or arrangements, development, air or water rights, sewers, electric lines, telegraph and telephone lines and other utility lines, pipelines, service lines, railroad lines, improvements and structures located on, over or under any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, or zoning or other restrictions as to the use of real property which were not incurred to secure the payment of Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the Indebtedness being refinanced arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(13)	Liens incurred by RathGibson or any Restricted Subsidiary of RathGibson with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(14)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15)	Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security and employee health and disability benefits, or casualty or liability insurance or self insurance including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith;

(16)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in conformity with GAAP;

(17)	Liens securing Hedging Obligations incurred pursuant to clause (9) of the definition of ‘‘Permitted Debt;’’

(18)	any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (6), (7), (19), or (20) of the definition of ‘‘Permitted Liens;’’ provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets, in conformity with GAAP;

(19)	any interest or title of a lessor, licensor or sublicense under any operating lease, license or sublicense, as applicable; and

(20)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of RathGibson or any Restricted Subsidiary thereof on deposit with or in possession of such bank.

‘‘Permitted Payments to Parent’’ means, without duplication as to amounts:

(1)	payments to any direct or indirect parent of RathGibson to permit such direct or indirect parent to pay reasonable accounting, legal and administrative expenses of such Person when due, in an aggregate amount not to exceed $500,000 per annum (or $1.0 million per annum following the completion of an underwritten public offering of common stock of any such direct or indirect parent holding company); and

(2)	for so long as RathGibson is a member of a group filing a consolidated or combined tax return with any direct or indirect parent of RathGibson, payments to such direct or indirect parent in respect of an allocable portion of the tax liabilities of such group that is attributable to RathGibson and its Subsidiaries (‘‘Tax Payments’’) and to pay franchise or similar taxes and fees of such direct or indirect parent required to maintain such direct or indirect parent's corporate existence. The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that RathGibson would owe if RathGibson were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of RathGibson and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that direct or indirect parent actually owes to the appropriate taxing authority. Any Tax Payments received from RathGibson shall be paid over to the appropriate taxing authority within 60 days of direct or indirect parent's receipt of such Tax Payments or refunded to RathGibson.

‘‘Permitted Refinancing Indebtedness’’ means any Indebtedness of RathGibson or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of RathGibson or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including the amount of any reasonably determined premium and defeasance costs, incurred in connection therewith and other amounts necessary to accomplish such refinancing);

(2)	such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by RathGibson or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

‘‘Person’’ means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

‘‘Principals’’ means (i) Castle Harlan Partners IV, L.P., a Delaware limited partnership or any Affiliate thereof or any fund or account controlled or managed by or under common control with Castle Harlan Partners IV, L.P. or any Affiliate thereof, (ii) Castle Harlan, Inc. and its employees, management and directors, (iii) Harley Kaplan, (iv) William Anacker, and (v) C. Michel Griffith, Jr.

‘‘Pro Forma Cost Savings’’ means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented by the business that was the subject of any such acquisition within six months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition and that RathGibson reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the acquisition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an Officers' Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from RathGibson's chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

‘‘Qualified Capital Stock’’ means any Capital Stock that is not Disqualified Stock.

‘‘Qualified Proceeds’’ means any of the following or any combination of the following:

(1)	Cash Equivalents; and

(2)	the Fair Market Value of assets that are used or useful in the Permitted Business; and

(3)	the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by RathGibson or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Restricted Subsidiary or such Person is merged or consolidated into RathGibson or any Restricted Subsidiary.

The Fair Market Value of any assets or Capital Stock that are required to be valued by this definition will be determined by the Board of Directors of RathGibson whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

‘‘Related Party’’ means:

(1)	any controlling stockholder, partners, member, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

‘‘Restricted Investment’’ means an Investment other than a Permitted Investment.

‘‘Restricted Subsidiary’’ of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

‘‘S&P’’ means Standard & Poor's Ratings Group.

‘‘Significant Subsidiary’’ means any Subsidiary that would be a ‘‘significant subsidiary’’ as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

‘‘Stated Maturity’’ means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

‘‘Subsidiary’’ means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

‘‘Treasury Rate’’ means, as determined by RathGibson, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2010; provided, however, that if the period from the redemption date to February 15, 2010, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

‘‘Unrestricted Subsidiary’’ means any Subsidiary of RathGibson that is designated by the Board of Directors of RathGibson as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption ‘‘— Certain Covenants — Transactions with Affiliates,’’ is not party to any agreement, contract, arrangement or understanding with RathGibson or any Restricted Subsidiary of RathGibson unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to RathGibson or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of RathGibson;

(3)	is a Person with respect to which neither RathGibson nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of RathGibson or any of its Restricted Subsidiaries unless such guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.

‘‘Voting Stock’’ of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

‘‘Weighted Average Life to Maturity’’ means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of material U.S. federal income and estate tax considerations relating to the exchange of the Original Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the New Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the ‘‘IRS’’) will not challenge one or more of the tax considerations described below. We have not obtained, and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax considerations resulting from the exchange of Original Notes for New Notes or from holding or disposing of the Notes. References to ‘‘Notes’’ in this section refer to both the Original Notes and the New Notes.

In this discussion, we do not purport to address all of the tax considerations that may be relevant to a particular holder of notes in light of the holder's circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold New Notes through partnerships or other pass-through entities, U.S. expatriates or persons who hold the Notes as part of a hedge, a straddle or a conversion transaction, within the meaning of Section 1258 of the Code, a constructive sale transaction within the meaning of Section 1259 of the Code, an integrated transaction or other risk reduction transactions, and U.S. holders whose ‘‘functional currency’’ is not the U.S. dollar) that may be subject to special rules. This discussion is limited to initial holders who purchased the Original Notes for cash in the initial offering at the original offering price and who hold the Original Notes, and will hold the New Notes, as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF ORIGINAL NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

U.S. Holders

If a partnership (or other entity treated as a partnership) holds New Notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding New Notes, you should consult your tax advisor.

As used herein, the term ‘‘U.S. holder’’ means a beneficial owner of a New Note who is for U.S. federal income tax purposes:

(1)    an individual who is a citizen or resident of the United States;

(2)    a corporation or an entity treated as a corporation, which is created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(3)    an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)    a trust, if a court within the U.S. is able to exercise primary supervision over such trust's administration and one or more United States persons have the authority to control all substantial decisions of such trust, or if the trust has made a valid election to be treated as a United States person.

As used herein, the term ‘‘non-U.S. holder’’ means a beneficial owner of a New Note who is not a U.S. holder. If a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership.

Payments of Interest

Interest on a note generally will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for U.S. federal income tax purposes.

Exchange Pursuant to Exercise of Registration Rights

Neither an exchange of Original Notes for New Notes nor the filing of a registration statement with respect to the resale of the New Notes should be a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing. Moreover, the U.S. holder's holding period for the New Note received in the exchange will include the holding period for the Original Note so exchanged, and such U.S. holder's adjusted tax basis in the New Note will be the same as such U.S. holder's adjusted tax basis in the Original Notes so exchanged determined immediately before the exchange.

Optional Redemption

The New Notes may be redeemed prior to their stated maturity at our option or at the option of the holders under certain circumstances. We intend to take the position that neither our nor the holders' ability to redeem or cause the redemption of the New Notes prior to the stated maturity thereof will affect the yield of the New Notes for original issue discount purposes.

Sale, Exchange, Redemption of the Notes

Upon the disposition of a New Note by sale, exchange, redemption (other than an exchange pursuant to this exchange offer), you generally will recognize gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued but unpaid interest which, if not previously included in income, will be treated as interest paid on the notes) and (ii) your adjusted federal income tax basis in the New Note. Your adjusted federal income tax basis in a New Note generally will equal the cost of the New Note.

Any gain or loss you recognize on a disposition of a New Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you held the New Note for longer than one year at the time of disposition. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding (currently at a rate of 28%) with respect to cash payments in respect to the New Notes. This withholding applies only if you (i) fail to furnish your social security number or other taxpayer identification number (‘‘TIN’’) within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment under the backup withholding rules is allowable as credit against your United States federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of interest on the New Notes that is not effectively connected with your conduct of a trade or business in the United States provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on the New Notes is pursuant to a loan agreement entered into in the ordinary course of business; and

•	you have fulfilled the certification requirements set forth in section 871(h) or section 881(c) of the Code, as discussed below.

The certification requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person for U.S. federal income tax purposes and provide your name and address, and (i) you file IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a note held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY if it has entered into an agreement with the IRS to be treated as a qualified intermediary. You should consult your tax advisor regarding possible additional reporting requirements.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty and stating your taxpayer identification number or (2) IRS Form W-8ECI (or successor form) stating that payments on the New Notes are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States, as discussed below.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, redemption or other taxable disposition of the New Notes.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the New Notes is effectively connected with the conduct of that trade or business (and, if a tax treaty applies, is attributable to a permanent establishment in the United States), you will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if you were a U.S. holder. See ‘‘— U.S. Holders.’’ In that case, you would not be subject to the 30% U.S. federal withholding tax and would be required to provide to the withholding agent a properly executed IRS Form W-8ECI or other successor form. In addition, if you are a non-U.S corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on New Notes will be included in earnings and profits if so effectively connected.

Any gain realized on the sale, exchange, redemption or other taxable disposition of New Notes generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you, (and, if a tax treaty applies, is attributable to a permanent establishment in the United States), or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

To the extent that the amount realized on any sale, exchange, redemption or other taxable disposition of the notes is attributable to accrued but unpaid interest not previously included in income, such amount would be treated as interest.

Information Reporting and Backup Withholding

In general, you will not be subject to information reporting or backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under ‘‘U.S. Federal Withholding Tax.’’

Under the current Treasury Regulations, payments on the sale, exchange or other disposition of a New Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on New Notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on the New Notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

PLAN OF DISTRIBUTION

A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from the issuer or any of its affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-marking or other trading activities, must deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where the Original Notes were acquired as a result of market-making activities for other trading activities. The issuer has agreed that it will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the period may be suspended for a period if the issuer's and its parent's board of directors or managers, as applicable, determine, upon the advice of counsel, that the amended or supplemented prospectus would require disclosure of confidential information or interfere with any of its financing, acquisition, reorganization or other material transactions. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

The issuer will not receive any proceeds from any sale of New Notes by broker-dealers or any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act.

The issuer has agreed to pay all expenses incident to the exchange offer and to its performance of, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Whether the notes will be our binding obligations will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for the year ended January 31, 2006 included in this prospectus and the related January 31, 2006 financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of January 31, 2005 and for each of the two years in the period ended January 31, 2005 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's restatement of its financial statements as described in Note 3 to the financial statements not presented herein) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The 2006 financial statements of Greenville included in this prospectus have been audited by Schneider Downs & Co., Inc., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement. You may read and copy the registration statement and the exhibits and schedules thereto, as well as other information that we file with the SEC, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains information that registrants, including us, file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents, which are filed as exhibits to the registration statement or otherwise filed with the SEC. Our website address is http://www.rathgibson.com. The contents of our website are not incorporated by reference into this prospectus.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
    RathGibson, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficiency) and of cash flows, present fairly, in all material respects, the financial position of RathGibson, Inc. and subsidiary, (formerly Gibson Tube, Inc.), at January 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for 2004 and 2005 listed in the accompanying index, presents fairly, in all material respects, the information therein when read in conjunction with the related consolidated financial statements. These financial statements and Financial Statement Schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 (not presented herein) of the consolidated statements for the years ended January 31, 2004 and 2005, have been restated.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

April 4, 2005, except for information
    in Note 3 (not presented herein) and Note 11
    which is as of January 9, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
    RathGibson, Inc.

We have audited the accompanying consolidated balance sheet of RathGibson, Inc. (the ‘‘Company’’) as of January 31, 2006, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the year then ended. Our audit also included the 2006 financial statement schedule listed in the accompanying index to consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RathGibson, Inc. at January 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2006 financial statement schedule, when considered in relation to the 2006 basic consolidated financial statements, taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Milwaukee, WI
June 2, 2006

RathGibson, Inc.

Consolidated Balance Sheets

	January 31, 2005	January 31, 2006
ASSETS
CURRENT ASSETS
Cash	$1,414,751	$2,841,568
Accounts receivable, net of reserves of $579,000 and $650,000 for 2005 and 2006, respectively	31,239,775	33,996,498
Inventories net of reserves of $377,000 and $260,000 for 2005 and 2006, respectively	27,370,525	30,421,121
Refundable income taxes	1,596,703	3,817,510
Deferred income taxes	2,782,734	1,618,366
Other	746,607	1,004,219
Total current assets	65,151,095	73,699,282
Property, plant and equipment, net	27,026,476	26,716,853
Goodwill	58,920,370	64,217,370
Other intangible assets, net	12,528,984	13,951,738
Other	794,471	905,757
TOTAL ASSETS	$164,421,396	$179,491,000
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
Current portion of long-term debt, bank	$1,000,000	$1,000,000
Accounts payable	11,301,929	12,353,664
Interest payable	403,638	365,318
Accrued compensation	2,868,073	3,771,343
Other accrued expenses	4,328,267	3,739,278
Income taxes payable	920,000	1,136,468
Total current liabilities	20,821,907	22,366,071
Revolving credit borrowings	30,952,940	30,918,878
Long-term debt, bank	3,500,000	2,500,000
Long-term debt, related party	135,989,772	136,000,000
Deferred income taxes	15,689,608	17,047,570
Total liabilities	206,954,227	208,832,519
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIENCY
Common stock, 260,000 shares authorized, 1,000 shares issued and outstanding at January 31, 2005 and 215,462 shares issued and outstanding at January 31, 2006, par value $.01	10	2,155
Additional paid-in capital	8,355,501	13,247,279
Accumulated deficit	(50,888,342)	(42,590,953)
Total stockholders' deficiency	(42,532,831)	(29,341,519)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$164,421,396	$179,491,000

The accompanying notes are an integral part of these financial statements.

RathGibson, Inc.

Consolidated Statements of Operations

	Years Ended January 31,
	2004	2005	2006
Net sales	$109,356,627	$164,914,941	$209,409,210
Cost of goods sold	81,570,645	123,949,211	161,186,182
Gross profit	27,785,982	40,965,730	48,223,028
Operating expenses
Selling, general and administrative	12,552,809	14,571,310	14,880,993
Amortization	519,746	551,543	577,246
	13,072,555	15,122,853	15,458,239
Income from operations	14,713,427	25,842,877	32,764,789
Interest expense	14,551,040	13,881,901	16,837,913
Income before income taxes	162,387	11,960,976	15,926,876
Income tax expense	(545,409)	(4,164,499)	(7,629,487)
Net (loss) income	$(383,022)	$7,796,477	$8,297,389

The accompanying notes are an integral part of these financial statements.

RathGibson, Inc.

Consolidated Statements of Stockholders’ (Deficiency)
For the years ended January 31, 2004, 2005 and 2006

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' (Deficiency)
	Shares Outstanding	Amount
BALANCES, January 31, 2003	1,000	$10	$8,355,501	$(58,301,797)	$(49,946,286)
Net loss	—	—	—	(383,022)	(383,022)
BALANCES, January 31, 2004	1,000	10	8,355,501	(58,684,819)	(50,329,308)
Net income	—	—	—	7,796,477	7,796,477
BALANCES, January 31, 2005	1,000	10	8,355,501	(50,888,342)	(42,532,831)
Majority stockholder RMCHI common stock exchanged	77,777	778	(778)	—	—
Minority interest RMCHI common stock exchanged	17,579	176	4,893,747	—	4,893,923
Issuance of common stock to majority stockholder	119,106	1,191	(1,191)	—	—
Net income	—	—	—	8,297,389	8,297,389
BALANCES, January 31, 2006	215,462	$2,155	$13,247,279	$(42,590,953)	$(29,341,519)

The accompanying notes are an integral part of these financial statements.

RathGibson, Inc.

Consolidated Statements of Cash Flows

	Years Ended January 31,
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(383,022)	$7,796,477	$8,297,389
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,331,472	5,623,927	5,866,480
Loss on disposal of fixed assets	79,160	269,095	—
Deferred income taxes	(331,760)	2,270,846	1,625,330
Amortization of debt discount	275,632	136,726	10,228
Changes in assets and liabilities:
Accounts receivable	(6,203,095)	(8,194,910)	(2,756,723)
Inventories	2,903,184	(9,073,839)	(3,050,596)
Other assets	197,273	(129,529)	(257,612)
Interest payable	8,611,976	(15,226,407)	(38,320)
Income taxes payable	1,722,446	(1,164,963)	(2,004,339)
Accounts payable and accrued expenses	2,622,784	8,639,892	1,366,016
Other non-current assets	212,244	384,746	(111,286)
Net cash provided by (used in) operating activities	15,038,294	(8,667,939)	8,946,567
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(4,238,605)	(7,168,639)	(4,679,611)
Acquisition of minority interest common stock	—	—	(1,806,077)
Net cash (used in) investing activities	(4,238,605)	(7,168,639)	(6,485,688)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (payments) from revolving credit line	(10,100,000)	12,352,940	(34,062)
Proceeds from long-term debt	—	5,000,000	—
Payments on long-term debt	—	(500,000)	(1,000,000)
Payment of debt financing costs	—	(789,382)	—
Net cash (used in) provided by financing activities	(10,100,000)	16,063,558	(1,034,062)
CHANGE IN CASH AND CASH EQUIVALENTS	699,689	226,980	1,426,817
CASH AND CASH EQUIVALENTS:
Beginning of year	488,082	1,187,771	1,414,751
End of year	$1,187,771	$1,414,751	$2,841,568
Supplemental disclosures
Cash paid for interest	$5,451,188	$28,724,195	$17,621,739
Cash paid (refunded) for income taxes, net	$(845,243)	$3,065,890	$8,149,494
Noncash transaction – exchange of minority shares for Company common stock	$—	$—	$4,893,923

The accompanying notes are an integral part of these financial statements.

1.	GENERAL

The consolidated financial statements reflect the accounts of RathGibson, Inc. (the ‘‘Company’’), formerly Gibson Tube, Inc. (‘‘Gibson’’), and its subsidiary RMC Holding, Inc. and subsidiary (‘‘RMCHI’’ or ‘‘Rath’’). At January 31, 2005, Gibson owned 74.9% of RMCHI. RMCHI was merged into RathGibson, Inc. in September 2005. The Company, a Delaware corporation, was wholly owned by Liberty Partners Holding 10, LLC (‘‘Liberty’’) at January 31, 2006.

The Company manufactures stainless steel tubing. The manufacturing process involves receiving large rolls of metal that have been slit to width and then performing roll-form, weld, forge and anneal operations to form a tube or pipe. The Company produces primarily full finish tubing, which is used in specific technical applications and manufactured to exact specifications for chemical/petrochemical processing and power generation, energy, food, beverage and pharmaceutical and general commercial markets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — All significant intercompany accounts and transactions have been eliminated.

Cash — The Company utilizes controlled disbursement cash accounts which are funded when outstanding checks are presented for payment. The Company accounts for such outstanding check amounts by reporting them as accounts payable in its Consolidated Balance Sheet and including the change in such amounts in cash flows from operating activities in its Consolidated Statement of Cash Flows.

Accounts Receivable. — Accounts receivables consist of amounts billed and currently due from customers. The Company extends credit to customers in the normal course of business and maintains an allowance for estimated losses resulting from the inability or unwillingness of customers to make required payments. The accrual for estimated losses is based on its historical experience, existing economic conditions and any specific customer collection issues the Company has identified.

Inventories — Inventories are valued at the lower of cost or market. Cost is determined using standard costs which approximate actual costs based on first-in, first-out (FIFO) method.

Property, Plant and Equipment — Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (37-40 years for buildings, 3-12 years for machinery, equipment and furniture). Maintenance and repairs are charged to expense, while major renewals and improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in current operations.

Impairment of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, which requires long-lived assets, such as property, plant and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying value of the assets is reduced to its estimated fair value based on quoted market prices or other valuation techniques. We recognized no impairment losses during the years ended January 31, 2004, 2005 and 2006.

Goodwill and Other Intangible Assets — Goodwill is subject to annual impairment testing and is not amortized. The recoverability of goodwill is based upon the fair value of each of the Company's two reporting segments determined by using a discounted cash flow analysis. See Note 5.

Other intangible assets, consisting primarily of customer lists are amortized principally by the straight-line method over their estimated useful lives of 40 years. Amortization expense related to other intangibles for the years ended January 31, 2004, 2005 and 2006 was $519,746, $551,543, and $577,246 respectively.

Income Taxes — Deferred income taxes are provided using the liability method whereby deferred income taxes are recognized for temporary differences between the reported amounts of assets and liabilities herein and their income tax basis and for net operating loss and tax credit carryforwards. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are computed using the income tax rates in effect in the years in which the temporary differences are expected to reverse.

Concentration of Risk — The Company provides credit in the normal course of business to its customers. The Company performs periodic evaluations of its customers and maintains allowances for potential credit losses and generally does not require collateral to support the accounts receivable balances. A significant amount of the Company’s purchases of production materials are concentrated with four suppliers. The Company’s primary raw material used in production is steel which is subject to market price fluctuations. The Company attempts to limit its exposure to price fluctuations by adjusting its selling prices to the Company’s customers on a periodic basis.

The Company has cash deposited in financial institutions in which the balances occassionally exceed the federal government agency (FDIC) insured limit of $100,000. The Company has not experienced any losses on such accounts and management believes it is not exposed to any significant risk.

Fair Value of Financial Instruments — The carrying amounts reported in the consolidated balance sheets for accounts receivable and accounts payable approximate fair value because of the short-term maturity of these financial instruments. See also Notes 6 and 7 regarding fair value of financial instruments.

Revenue Recognition — Revenues and costs of goods sold are recognized when persuasive evidence of a selling arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable, and collectibility is reasonably assured. These criteria are generally satisfied upon shipment of product.

Shipping and Handling Costs — Shipping and handling fees billed are reflected in net sales and shipping and handling costs are reflected in cost of goods sold.

Cost of Goods Sold — Cost of goods sold consists of manufacturing costs (primarily material, labor, consumables, utilities, maintenance, occupancy and depreciation), inbound freight charges, shipping and handling costs, purchasing costs, receiving costs, warehousing costs (which include internal transfer costs).

Selling, General and Administrative Expense — Selling, general and administrative expense consists primarily of management, administrative and sales compensation, benefits, travel, professional fees, communication, occupancy and insurance expense, legal and professional fees.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation — The Company accounts for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) and related Interpretations. Historically, awards granted have not been material. The expense under ‘‘Accounting for Stock-Based Compensation’’ (SFAS 123) was not materially different from the APB 25 calculation. The Company will adopt SFAS 123(R) effective for the fiscal year ending January 31, 2007 which will require the recognition of compensation expense for stock options granted.

Comprehensive Income — Comprehensive income (loss) in all years herein is equal to the net income (loss) for the same year.

Recent Accounting Pronouncements — In November 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS 151, ‘‘Inventory Costs — an amendment of ARB No. 43, Chapter 4’’, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by SFAS 151 require abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) to be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company will adopt SFAS 151 for fiscal 2007. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its financial statements.

During December 2004, the FASB issued SFAS 123R, which requires companies to measure and recognize compensation expense for all share-based payments at fair value. Share-based payments include stock option grants and certain transactions under other Company stock plans. The effective date of SFAS 123R is the first annual reporting period that begins after December 15, 2005 for non-public entities. The Company will adopt SFAS 123R using the modified-prospective method beginning in fiscal 2007. The adoption of SFAS 123 (R) on outstanding share-based awards is expected to be immaterial for fiscal 2007. However, the actual share-based compensation expense in fiscal 2007 will depend on a number of factors, including the amount of future awards granted and the fair value of those awards at the time of grant.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	INVENTORIES

Inventories consist of the following at January 31, 2005 and 2006:

	2005	2006
Raw materials	$16,437,438	$15,332,795
Work in process	2,470,118	2,674,184
Finished goods	8,462,969	12,414,142
	$27,370,525	$30,421,121

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at January 31, 2005 and 2006:

	2005	2006
Land and land improvements	$858,588	$997,792
Buildings and structures	6,695,634	6,707,132
Machinery and equipment	47,795,786	52,346,932
Office equipment, furniture and other	2,336,922	2,896,792
Construction in progress	394,329	112,222
	58,081,259	63,060,870
Less accumulated depreciation	(31,054,783)	(36,344,017)
	$27,026,476	$26,716,853

Depreciation expense for the years ended January 31, 2004, 2005, and 2006 was $4,811,726, $5,072,384, and $5,289,234, respectively.

5.	GOODWILL AND INTANGIBLE ASSETS

There were no changes in the carrying amount of goodwill during the years ended January 31, 2004, and 2005. Additional goodwill of $5,297,000 was recorded during the year ended January 31, 2006. The additional goodwill was a result of the preliminary purchase price allocation related to the minority interest ‘‘step’’ purchase transactions noted in Note 9.

The gross carrying amount and accumulated amortization of the Company’s intangible assets, other than goodwill, as of January 31, 2005 and 2006 are as follows:

	January 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$16,601,580	$4,408,594	$12,192,986
Other	1,017,170	681,172	335,998
Total	$17,618,750	$5,089,766	$12,528,984

	January 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$18,601,580	$4,929,394	$13,672,186
Other	1,017,170	737,618	279,552
Total	$19,618,750	$5,667,012	$13,951,738

The gross carrying value of customer lists was increased by $2,000,000 during the year ended January 31, 2006 as a result of the minority interest ‘‘step’’ purchase transaction noted in Note 9. Amortization expense expected to be recorded in each of the fiscal years 2007 through 2011 before consideration of the change in intangible assets that will result from the acquisition of the Company as disclosed in Note 15 is approximately $653,000.

6.	REVOLVING CREDIT LINE

Effective September 14, 2004, the Company entered into a new revolving line of credit agreement with a bank and paid the existing revolving debt outstanding. The maximum borrowings under the new revolving credit line are $40,000,000. At January 31, 2006, the Company had borrowed $30,918,878 under the revolving credit line. Borrowings under the agreement bear interest at floating rates of either (a) prime plus 1.00% or (b) LIBOR plus 2.25%. At January 31, 2006, the entire amount accrued interest at 8.5% (prime plus 1.00%). At January 31, 2005, the average interest rate was 4.81%. The carrying amount of the borrowings under the revolving credit line approximated fair value based on borrowing rates currently available to the Company for bank loans with similar terms and maturities. Borrowings under the new revolving credit line are collateralized by all assets of the Company. Under the terms of the agreement, the Company must maintain a certain minimum fixed charge ratio, a maximum senior leverage ratio and minimum earnings before interest, taxes, depreciation and amortization all as defined in the agreement. The Company was in compliance with all such covenants at January 31, 2006.

The revolving line of credit was paid in full on February 7, 2006 in connection with the sale of the Company. See note 15.

7.	LONG-TERM DEBT

Long-term debt consists of the following at January 31, 2005 and 2006:

	2005	2006
Term loan payable, bank	$4,500,000	$3,500,000
Less current portion	1,000,000	1,000,000
	$3,500,000	$2,500,000
Related party debt
Note payable, Liberty Partners Lenders 10, LLC, due October 31, 2009	$70,000,000	$70,000,000
First subordinated note, unsecured, net of discount of $10,228 and $0 at January 31, 2005 and 2006, respectively	41,989,772	42,000,000
Second subordinated note, unsecured, due December 31, 2013	24,000,000	24,000,000
	$135,989,772	$136,000,000

On September 14, 2004, the Company entered into a $5 million term loan with a bank. This loan bears interest at floating rates of either (a) prime plus 1.50% (9.00% at January 31, 2006) or (b) LIBOR plus 2.75% (7.32% at January 31, 2006). Quarterly payments of $250,000 plus interest commenced on October 31, 2004. Borrowings under this loan are collateralized by all assets of the Company.

On November 1, 1999, the Company entered into a loan agreement with Liberty Partners Lenders 10, LLC, an affiliated entity, which provided for a term loan in the amount of $70,000,000, the proceeds of which were used to finance the acquisition of the net assets of Gibson. The loan was amended in 2005 to extend the maturity date to October 31, 2009. Interest on the unpaid principal balance accrues at the prime rate, plus 2% (9.50% at January 31, 2006) and is payable quarterly. The carrying amount of the note approximates fair value, which is based on borrowing rates currently available to the Company for loans with similar terms and maturities. All assets of the Company are pledged as collateral under this note.

The first subordinated note was initially recorded at its gross principal amount of $42,000,000, net of a discount of $2,571,000. This discount was amortized over the original term of the subordinated note using the interest method. Amortization of this discount, included in interest expense, for the years ended January 31, 2004, 2005 and 2006, amounted to $235,632, $136,726, and $10,228, respectively. The debt bears interest at prime plus 4% (11.50% at January 31, 2006), and is payable quarterly. Principal payments on the first subordinated note are restricted until the revolving credit line has been paid in full. Quarterly principal payments on the first subordinated note of $3,500,000 will commence on March 31, 2010. Interest compounds quarterly on any unpaid interest. The carrying amount of the note approximates fair value, which is based on borrowing rates currently available to the Company for loans with similar terms and maturities.

The $24,000,000 second subordinated note is subordinate to the first subordinated note. The second subordinated note, and all interest accrued thereon, is due one year after the first subordinated note is paid in full. The second subordinated note bears fixed rate interest at 12.34%, as of January 31, 2006. The carrying amount of the note approximates fair value, which is based on borrowing rates currently available to the Company for bank loans with similar terms and maturities.

Interest expense recorded related to related party debt was $7,829,458, $7,411,772, and $7,424,712 in the years ended January 31, 2004, 2005 and 2006, respectively.

The Company must comply with covenants under the above agreements which include, among other things, maintaining specified minimum earnings before interest, taxes, depreciation and amortization as defined, a limitation on capital expenditures and meeting specific leverage, interest coverage and fixed charge ratios. The Company is in compliance with all covenants for fiscal years 2004, 2005 and 2006.

Aggregate scheduled maturities of all long-term debt, by fiscal year, at January 31, 2006 are as follows:

2007	$1,000,000
2008	1,000,000
2009	1,000,000
2010	70,500,000
2011	14,000,000
Thereafter	52,000,000
$139,500,000

All of the Company’s long-term debt was paid in full on February 7, 2006 in connection with the sale of the Company. See note 15.

8.	COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities, equipment and vehicles under various non-cancelable operating lease agreements. Certain leases contain renewal options for periods of up to ten years, exercisable at our option; require payment of property taxes, insurance and maintenance costs in addition to the rent payments; and contain either scheduled rent increases or increases based on a cost of living index. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. The difference between rent expense calculated using the straight-line method and minimum rent paid is recorded as a deferred rent liability, which is included in other accrued expenses in the Consolidated Balance Sheets. It is anticipated that expiring leases will be renewed or replaced.

Rental expense, which relates principally to the facility leases, for all operating leases was $1,604,521, $1,553,318 and $1,650,131 for the years ended January 31, 2004, 2005, and 2006, respectively. Future minimum lease payments required under long-term non-cancelable operating leases in effect at January 31, 2006 is as follows:

2007	$1,749,000
2008	1,737,000
2009	1,726,000
2010	1,141,000
2011	291,000
Thereafter	579,000

Litigation — The Company is a party to litigation matters and claims, which are normal in the course of its operations. While the results of such litigation and claims cannot be predicted with certainty, management believes that the final outcome of such matters will not have a materially adverse effect on the Company's consolidated balance sheet, statement of operations and cash flows.

9.	STOCKHOLDERS’ EQUITY

The Company had authorized, issued and outstanding 1,000 shares of $.01 par value common stock which were owned by Liberty at January 31, 2005. RMCHI had authorized 200,000 shares of $.01 par value common stock with 103,847.75 shares issued and outstanding at January 31, 2005 of which 77,777 shares of common stock were owned by Gibson, at January 31, 2005.

In February 2005 RMCHI purchased a total of 8,491.5 shares of its common stock for $1,806,077 from two former executives. This transaction is considered a ‘‘step’’ purchase transaction and accordingly the $1,806,077 has been recorded as a fair value adjustment (increase) in the value of the property, plant and equipment, intangible assets, and goodwill in the year ended January 31, 2006.

In September 2005 the Company increased the number of authorized shares of common stock from 10,000 to 260,000. Also in September 2005 all outstanding shares of RMCHI common stock (95,356.25 shares) were exchanged on a one-for-one basis for shares of RathGibson, Inc. common stock. Shares of common stock owned by the minority stockholders of RMCHI (17,579 shares) which were exchanged for RathGibson, Inc. common stock were valued at $4,893,923, which value was allocated to property, plant and equipment, intangible assets and goodwill. Simultaneously the 1,000 shares of RathGibson, Inc. owned by Liberty at January 31, 2005 were increased to 120,106 shares which increased the total number of common shares of the Company issued and outstanding to 215,462.25. RMCHI was then merged into RathGibson, Inc. in September 2005. The purchase price for the acquisition of minority interest has been allocated on a preliminary basis to assets as follows:

Fair Value Adjustment Property, plant and equiptment	$300,000
Other Intangible assets	2,000,000
Goodwill	5,297,000
Deferred tax liability	(897,000)
6,700,000
Cash Paid	1,806,077
Minority interest	$4,893,923

On April 3, 1995, RMCHI established an incentive stock option plan which provides for the granting of options to purchase up to 10,000 shares of RMCHI’s common stock. Options expire ten years after the date of grant. At January 31, 2005, 3,755.3 stock options were outstanding and exercisable with an exercise price of $128.57 per share. Of such options 1,640.5 options held by former executives of the Company were cancelled, 1,858.8 options expired unexercised in April 2005 and 256 options held by a former executive had the expiration date extended beyond the original expiration date. There was no compensation expense recorded related to the modification of such options. In the years ended January 31, 2004, 2005 and 2006, no options were granted, exercised, or forfeited.

In July 2005, the 2005 Stock Option Plan (the ‘‘Plan’’) was adopted and 10,000 shares of common stock of the Company were reserved for issuance under the Plan. Stock options to acquire 256 shares of common stock were granted to a retired executive. The 256 stock options held by that executive related to the Incentive Stock Option Plan, described above, were cancelled. The expense associated with the newly-granted options is deemed immaterial. The new stock options granted became vested at the date of grant, have an exercise price of $128.57 and will expire in September 2010.

RMCHI measures compensation expense for its incentive stock option plan under Accounting Principles Board Opinion No. 25. The Plan has been determined to be a variable plan because the options granted as described above vested upon RMCHI achieving certain defined earnings levels in the years 1996 through 1999. The vesting period ended January 31, 1999. The value of the options are recorded as a liability as they are settled in cash. There was no compensation expense recorded in the year ended January 31, 2004. Compensation expense of $178,257 was recorded in the year ended January 31, 2005. During the year ended January 31, 2006, the options expired and were cancelled as noted above, the corresponding liability of $305,381 was reduced to zero. Therefore, compensation expense was credited for the same amount.

On March 7, 2004, RMCHI established an executive stock agreement for the President of Rath. Under the terms of this agreement, the president purchased 10,385 shares of RMCHI common stock for $1.00 per share. Under the agreement the President will earn the right to vest in ownership of such common shares if he remains employed with the Company through March 7, 2011 or in the event the Company is sold. Additionally, he has the right to accelerate ownership of such common shares if RMCHI achieves certain annual defined earnings levels. If such defined earnings levels are achieved in any year, the President vests in the ownership of 20% of the shares. If the President does not remain employed with the Company through March 7, 2011, RMCHI will repurchase the shares not vested for $1.00 per share. At January 31, 2006 and 2005, 4,154 and 2,077 shares, respectively, were vested. No compensation expense related to this arrangement has been recorded.

On June 30, 2003, the Board of Directors of Gibson established a Phantom Rights Plan (the ‘‘Plan’’). The Plan provides certain executives and other key employees additional incentive to promote the financial success of the Company. The Plan provides that the Company may grant up to 63.83 ‘‘Phantom Rights’’, which was the equivalent to 6% of the outstanding common stock of the Company. The value of each Phantom Right will be equal to a share of Gibson common stock (adjusted for fair value of RMCHI common stock owned by Gibson) only upon the sale of the Company. At January 31, 2005, 12.766 Phantom Rights had been formally granted.

In February 2005 the Company purchased from a retired executive the 12.766 Phantom Rights granted at January 31, 2005 for $180,000 which was recorded as an expense. The Phantom Rights Plan at January 31, 2005, was cancelled and replaced with a new plan adopted in July 2005. The new Phantom Rights Plan provides for the issuance of 10,000 Phantom Rights. In September 2005, 2,590 Phantom Rights were granted to current management of the Company and 6,785 Phantom Rights were granted to former executives of the Company. The value of each Phantom Right will be equal to a share of common stock of the Company only upon sale of the Company. No compensation expense was recognized in fiscal 2006 due to this contingent feature.

10.	PROFIT-SHARING AND BENEFIT PLANS

RMCHI sponsors a profit-sharing plan for substantially all employees who are 21 years of age or older and who have completed at least one year of service. Pursuant to a 401(k) feature of the profit-sharing plan, participants may contribute up to 15% of their annual compensation to the plan and RMCHI will match the lesser of 50% of the first 4% of annual compensation contributed by the employee or $300. Additional contributions to the plan are made at the discretion of RMCHI’s Board of Directors. RMCHI recorded expense of $287,000, $332,000 and $460,000 for the years ended January 31, 2004, 2005 and 2006, respectively.

Gibson sponsors a defined contribution 401(k) plan for substantially all employees who are 20.5 years of age or older and who have completed at least six months of service. Pursuant to the plan, participants may contribute up to the lesser of $10,500 or 15% of their annual compensation to the plan. Additionally, Gibson sponsors a profit sharing plan for substantially all employees through which Gibson contributes 5% of an employee’s eligible salaries, as defined within the plan. Gibson recorded expense of $408,000, $500,000 and $447,000 relating to such plans in the years ended January 31, 2004, 2005, and 2006.

11.	SEGMENT INFORMATION

Business Segments

The Company operates in primarily one business, which is the manufacturing of stainless steel tubing. However, the Company has determined it has two reportable segments (Gibson located in New Jersey and Rath located in Wisconsin), due to the historical economic characteristics of each business. The accounting practices for both segments are the same as those described in the Summary of Significant Accounting Policies.

Information about the Company's segments for the years ended January 31, 2004, 2005, and 2006 is summarized as follows (in thousands):

	Gibson	Rath	Total
2004
Net sales	$41,528	$67,829	$109,357
Income from operations	7,680	7,033	14,713
Depreciation/amortization	(2,127)	(3,204)	(5,331)
Interest expense	(5,379)	(9,172)	(14,551)
Capital expenditures	3,768	471	4,239
Segment assets, excluding goodwill, end of year	35,859	50,298	86,157
Goodwill, end of year	49,665	9,255	58,920
2005
Net sales	$58,193	$106,722	$164,915
Income from operations	6,674	19,169	25,843
Depreciation/amortization	(2,359)	(3,265)	(5,624)
Interest expense	(4,945)	(8,937)	(13,882)
Capital expenditures	2,625	4,544	7,169
Segment assets, excluding goodwill, end of year	42,107	63,394	105,501
Goodwill, end of year	49,665	9,255	58,920
2006
Net sales	$70,806	$138,603	$209,409
Income from operations	12,746	20,019	32,765
Depreciation/amortization	(3,474)	(2,392)	(5,866)
Interest expense	(6,317)	(10,521)	(16,838)
Capital expenditures	4,030	650	4,680
Segment assets, excluding goodwill, end of year	58,000	57,274	115,274
Goodwill, end of year	49,665	14,552	64,217

Gibson primarily manufactures coiled welded tubing products, while Rath primarily manufactures straight length welded tubing products. Information about each segment's line of business net sales is summarized as follows (in millions):

Line of business	Gibson	Rath	Total
2004
Chemical/Petrochemical Processing and Power Generation Products	$1.0	$29.9	$30.9
Energy Products	21.5	—	21.5
Food, Beverage and Pharmaceutical Products	3.6	17.2	20.8
General Commercial Products	15.3	20.9	36.2
Total Net Sales	$41.4	$68.0	$109.4
2005
Chemical/Petrochemical Processing and Power Generation Products	$4.7	$53.9	$58.6
Energy Products	32.0	—	32.0
Food, Beverage and Pharmaceutical Products	3.9	26.7	30.6
General Commercial Products	17.7	26.0	43.7
Total Net Sales	$58.3	$106.6	$164.9
2006
Chemical/Petrochemical Processing and Power Generation Products	$8.7	$81.9	$90.6
Energy Products	43.3	—	43.3
Food, Beverage and Pharmaceutical Products	3.7	25.8	29.5
General Commercial Products	15.2	30.8	46.0
Total Net Sales	$70.9	$138.5	$209.4

Geographic Segments — Geographic information about the Company’s net sales is summarized as follows:

	Years Ended January 31,
	2004	2005	2006
Net sales
United States	$101,922,257	$154,469,936	$195,128,189
Other countries	7,434,370	10,445,005	14,281,021
Total	$109,356,627	$164,914,941	$209,409,210

All assets of the Company are located in the United States.

Major Customers — Net sales to individual customers representing 10% or more of the Company's net sales are summarized as follows:

	Year Ending January 31
	2004	2005	2006
Customer A	11%	13%	15%
Customer B	9%	8%	10%
	20%	21%	25%

12.	MANAGEMENT FEE

In fiscal 2004, 2005 and 2006, the Company recorded an expense of $325,000 to a company affiliated with certain of its stockholders and $50,000 to certain stockholders for advisory services provided throughout each year. Management fees are reported as a component of selling, general and administrative expenses.

13.	INCOME TAXES

Income tax expense is comprised of the following:

	2004	2005	2006
Current	$877,169	$1,893,653	$6,004,157
Deferred	(331,760)	2,270,846	1,625,330
	$545,409	$4,164,499	$7,629,487

Income tax expense differs from that which would be obtained by applying the statutory federal income tax rate to income before income taxes as follows:

	2004	2005	2006
Income tax expense at U.S. statutory rate	$55,212	$4,066,732	$5,415,138
Change in valuation allowance	20,034	(549,937)	—
State income taxes, net of federal benefit	370,951	975,094	1,098,995
Prior year state income tax settlement	—	—	954,494
Extra territorial income deduction & domestic production activity deduction	—	(232,883)	(309,366)
Prior year change in estimate for extra territorial income deduction & other adjustments	—	—	382,345
Non deductible expenses and other	99,212	(94,507)	87,881
	$545,409	$4,164,499	$7,629,487

The valuation allowance was eliminated in the year ended January 31, 2005 due to the expected utilization of certain state tax credits for which a valuation reserve was previously recorded. No valuations allowances are currently required based on income. During the year ended January 31, 2006, the Company paid $954,494 in state tax to settle a state tax claim for a prior year adjustment. The Company is taking a domestic production activity deduction and reduced extra territorial income deduction for the year ended January 31, 2006. Current income tax expense for the year ended January 31, 2006 was also effected by a change in estimate for the tax effects of the ETI deduction and other adjustments for the year ended January 31, 2005.

Significant components of the Company’s net deferred income taxes at January 31, 2005 and 2006 are as follows:

	2005	2006
Deferred income tax liabilities
Property, plant and equipment	$4,460,661	$3,749,672
Intangibles	11,228,947	13,297,898
	15,689,608	$17,047,570
Deferred income tax assets
Accrued expenses and reserves	$964,294	$563,710
Inventories	1,602,758	1,053,290
Net operating loss and tax credit carryforwards	215,682	1,366
	2,782,734	1,618,366
Net deferred income tax liability	$12,906,874	$15,429,204

The Company has approximately $27,000 of state net operating losses generated in separate filing states which will expire in 2022 and 2023.

14.	CERTAIN OTHER COSTS

Beginning in 2003, the Company entered into an agreement for consulting services related to its marketing and pricing practices. The Company recorded expense of approximately $297,000, $175,000 and $301,000 in the fiscal years ended January 31, 2004, 2005, and 2006, respectively, which are included in selling, general and administrative expenses.

During 2004, 2005 and 2006, the Company accepted the resignations of certain executives. The Company recorded severance costs of approximately $330,000, $710,000 and $300,000 in the fiscal years ended January 31, 2004, 2005 and 2006, respectively, which are included in selling, general and administrative expenses.

During fiscal 2006, in light of change of circumstances, the management of the Company decided to pursue a negotiated settlement with the state taxing authority for issues that related to current and prior periods. The Company formally settled this dispute in January 2006 and recorded a charge of $954,000 for income tax expense and $746,000 for related interest and penalties.

15.	SUBSEQUENT EVENT

On December 6, 2005, the Company's Board of Directors authorized the sale of the Company for a purchase price of $260 million (excluding fees and expenses), subject to adjustments, including a working capital adjustment and a potential additional earnout payment. This transaction, which closed on February 7, 2006, was financed through a combination of debt and equity. New 11.25% Senior Notes due 2014 in the amount of $200 million were issued in connection with the transaction. In addition, a new five year $50 million senior secured revolving credit facility was established and partially drawn on the closing date. All revolving and long-term debt discussed in these financial statements was fully paid in conjunction with the transaction. In addition, all stock options and phantom rights were surrendered in accordance with the Stock Option Plan and the Phantom Rights Plan and together with other compensatory payments were settled for $6.6 million at closing.

RATHGIBSON, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(Unaudited)

	Successor	Predecessor
	July 31, 2006	January 31, 2006
Assets
Current assets:
Cash	$3,389	$2,842
Accounts receivable, net	41,261	33,996
Inventories	40,941	30,421
Refundable income taxes	6,874	3,818
Deferred income taxes	715	1,618
Prepaid expenses and other	2,214	1,004
Total current assets	95,394	73,699
Property, plant and equipment, net	33,296	26,717
Goodwill	144,573	64,217
Intangible assets, net	63,249	13,952
Deferred financing costs	9,339	906
Total assets	$345,851	$179,491
Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Current installments of long-term debt	$—	$1,000
Accounts payable	13,630	12,354
Accrued expenses	22,373	7,876
Income taxes payable	1,136	1,136
Total current liabilities	37,139	22,366
Long-term debt, less current installments	201,100	169,419
Deferred income taxes	40,557	17,048
Stockholders’ equity (deficiency):
Common stock, $.01 par value; 260,000 shares authorized, 100 and 215,462 shares issued and outstanding at July 31, 2006 and January 31, 2006, respectively	—	2
Additional paid-in capital	67,500	13,247
Accumulated deficit	(445)	(42,591)
Total stockholders’ equity (deficiency)	67,055	(29,342)
Total liabilities and stockholders’ equity (deficiency)	$345,851	$179,491

The accompanying notes are an integral part of these condensed consolidated financial statements.

RATHGIBSON, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(Unaudited)

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended July 31,		Period February 8, 2006 through July 31, 2006	Period February 1, 2006 through February 7, 2006	Six Months Ended July 31, 2005
	2006	2005
Net sales	$64,188	$54,699	$118,889	$4,020	$109,333
Cost of goods sold	50,057	40,756	95,404	3,067	81,238
Gross profit	14,131	13,943	23,485	953	28,095
Operating expenses:
Selling, general and administrative	4,287	3,836	8,318	7,346	7,705
Amortization	1,786	130	3,929	11	260
	6,073	3,966	12,247	7,357	7,965
Income (loss) from operations	8,058	9,977	11,238	(6,404)	20,130
Interest expense	6,310	3,781	11,966	336	7,399
Income (loss) before income taxes	1,748	6,196	(728)	(6,740)	12,731
Income tax expense (benefit)	736	2,316	(283)	(2,663)	5,030
Net income (loss)	$1,012	$3,880	$(445)	$(4,077)	$7,701

The accompanying notes are an integral part of these condensed consolidated financial statements.

RATHGIBSON, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Successor	Predecessor	Predecessor
	Period February 8, 2006 through July 31, 2006	Period February 1, 2006 through February 7, 2006	Six Months Ended July 31, 2005
Cash flows from operating activities:
Net income (loss)	$(445)	$(4,077)	$7,701
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,695	110	2,754
Amortization of deferred debt expenses and debt discount	706	—	89
Extinguishment of deferred debt expenses	—	535	—
Write-up of inventory	2,288	—	—
Compensation expense – transaction cost	—	54	—
Change in assets and liabilities:
Accounts receivable	(5,862)	(1,403)	(9,511)
Inventories	(10,135)	(385)	(3,510)
Other current assets	817	(66)	(192)
Accounts payable	(910)	2,088	2,843
Accrued expenses	12,944	2,771	2,090
Income taxes	(393)	(2,663)	(845)
Net cash provided by (used in) operating activities	5,705	(3,036)	1,419
Cash flows from investing activities:
Acquisition of property, plant and equipment	(2,272)	(498)	(2,144)
Acquisition of minority interest common stock	—	—	(1,806)
Net cash used in investing activities	(2,272)	(498)	(3,950)
Cash flows from financing activities:
Proceeds from (payments on) new Revolving Credit Facility	(5,880)	6,980	—
Proceeds from (payments on) old Revolving Credit Facility	—	(30,919)	3,409
Purchase price adjustment	2,608	—	—
Payments to parent company	—	(23,062)	—
Proceeds on bonds payable	—	200,000	—
Payments on long-term debt, bank	—	(139,500)	(500)
Payments of financing fees	—	(9,579)	—
Net cash provide by (used in) financing activities	(3,272)	3,920	2,909
Net increase in cash	161	386	378
Cash at beginning of period	3,228	2,842	1,415
Cash at end of period	$3,389	$3,228	$1,793

The accompanying notes are an integral part of these condensed consolidated financial statements.

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

(1)    Organization

RathGibson, Inc. (the ‘‘Company’’) is one of the world's leading specialty manufacturers of highly engineered premium stainless steel and alloy welded tubular products. The Company’s products are designed to meet customer specifications and are used in environments that require high-performance characteristics, such as exceptional strength and the ability to withstand highly corrosive materials, extreme temperatures or high-pressure. The Company sells over 1,000 products globally to diverse end-markets, including (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial. The Company sells these products to value-added tubing distributors, original equipment manufacturers, or OEMs, and engineering firms that often recommend our products for projects on which they are engaged. The Company’s primary trade brands, RathTM and Gibson Tube®, are recognized as industry leaders and the Company’s products have won numerous awards for quality and reliability from customers.

(2)    The Transactions

On February 7, 2006, the Company completed the sale of all of its outstanding equity interests, options and phantom rights to an affiliate of Castle Harlan, Inc., a private equity group, and certain members of the Company’s senior management who exchanged a portion of their equity in the Company for equity in the buyer in lieu of cash (referred to as the ‘‘Acquisition’’). The aggregate purchase price was $64,892, net of a working capital adjustment of $2,608 which was received by the Company in the second quarter of fiscal 2007 and recorded as a reduction to goodwill, and subject to a potential earnout payment. The earnout payment is equal to 3.0 times the excess of Adjusted Consolidated EBITDA (as defined in the Stock Purchase Agreement) for fiscal 2007 over $45,000, up to a maximum earnout payment of $30,000. This transaction was financed through a combination of debt and equity. New 11.25% Senior Notes due in 2014 in the amount of $200,000 were issued in connection with the Acquisition. In addition, a new five-year $50,000 senior secured Revolving Credit Facility was established and partially drawn on the closing date. All outstanding revolving and long-term debt at the time of the Acquisition was paid in full in conjunction with the Acquisition. In addition, all stock options and phantom rights outstanding at the time of the Acquisition were surrendered in accordance with the Stock Option Plan and the Phantom Rights Plan and together with other compensatory payments were settled for $6,616 at closing and recorded as selling, general and administrative expenses in the period February 1, 2006 through February 7, 2006. The foregoing financing and equity transactions herein are collectively referred to as the ‘‘Transactions.’’

The Acquisition was accounted for under the purchase method of accounting and in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 141, ‘‘Business Combinations.’’ The Company allocated the purchase price on a preliminary basis to the tangible assets, liabilities (including amounts due to seller of $5,344 representing an income tax benefit for the periods prior to February 8, 2006, which will be paid to the seller) and identifiable intangible assets. Each was recorded at their respective estimated fair values based on information currently available. The excess of cost over the currently estimated aggregate fair values was recorded to goodwill. The following table summarizes the preliminary purchase price allocation recorded at the time of the transaction (in thousands):

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

Current assets	$83,378
Property, plant and equipment, net	33,790
Goodwill	144,573
Intangible assets	65,773
Other assets	10,020
Total assets acquired	337,534
Current liabilities	(25,105)
Long-term debt	(206,980)
Deferred income tax liability	(40,557)
Total liabilities assumed	(272,642)
Purchase price paid	$64,892

As of July 31, 2006 the allocation of the purchase price has been made on a preliminary basis and is awaiting finalization of valuations of the estimated fair value of the assets acquired, including related business segments. These valuations are expected to be completed during fiscal 2007. The ultimate value assigned to the tangible assets on a preliminary basis may vary significantly from the preliminary estimates. Significant judgments involved in the final valuation of the tangible and intangible assets will include estimates of market values, future cash flows and useful lives.

(3)    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of financial position as of July 31, 2006 and 2005, results of operations for the three months ended July 31, 2006 and 2005 and for the period February 8, 2006 through July 31, 2006, the period February 1, 2006 through February 7, 2006 and the six months ended July 31, 2005 and cash flows for the period February 8, 2006 through July 31, 2006, the period February 1, 2006 through February 7, 2006 and the six months ended July 31, 2005, as applicable, have been made. The results for the six months ended July 31, 2006 include the Company's results through February 7, 2006 (Predecessor) and after the Acquisition (Successor). As part of the Acquisition, the Company entered into the various financing arrangements described in Note 9 and, as a result, the Company now has a different capital structure. Accordingly, the results of operations for periods subsequent to the consummation of the Acquisition and related financing transactions will not necessarily be comparable to prior periods. Interim results are not necessarily indicative of results that may be expected for any other interim period or for the year ending January 31, 2007. For further information, refer to the audited consolidated financial statements and notes for the year ended January 31, 2006 included elsewhere in this prospectus.

The balance sheet at January 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and notes required by GAAP for complete financial statements.

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

(4)    Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the ‘‘FASB’’) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact the adoption of FIN 48 will have on the Company’s consolidated financial position and results of operations for fiscal 2008.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3 (‘‘SFAS 154’’). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application to the earliest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Company has had no changes in accounting methods or error corrections that have required restatement since the Company adopted the pronouncement on February 1, 2006.

In December 2004, the FASB issued a revised SFAS No. 123, Share-Based Payment (‘‘SFAS 123R’’), which requires companies to measure and recognize compensation expense at fair value in the financial statements for all share-based payment transactions, such as stock options. For non-public entities, the effective date of SFAS 123R is the first annual reporting period that begins after December 15, 2005. The Company adopted SFAS 123R using the modified-prospective method beginning in fiscal 2007. The adoption of SFAS 123R on outstanding share-based awards is deemed immaterial for fiscal 2007. However, the actual share-based compensation expense for fiscal 2007 will depend on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4 (‘‘SFAS 151’’), which clarifies that abnormal costs of idle facility expense, freight, handling costs and wasted material should be recognized as current period expenses. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has adopted SFAS 151 for fiscal 2007. The adoption of SFAS 151 did not have a material impact on the Company’s financial statements at July 31, 2006 and for the periods then ended.

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

(5)    Inventories

Inventories consist of the following:

	Successor	Predecessor
	July 31, 2006	January 31, 2006
Raw materials	$24,261	$15,344
Work in process	2,032	2,674
Finished goods	14,648	12,403
Total inventories	$40,941	$30,421

(6)    Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Successor	Predecessor
	July 31, 2006	January 31, 2006
Land and land improvements	$998	$998
Buildings and structures	5,839	6,707
Machinery and equipment	26,543	52,347
Office equipment, furniture and other	930	2,897
Construction in progress	1,752	112
	36,062	63,061
Less accumulated depreciation	(2,766)	(36,344)
Total property, plant and equipment, net	$33,296	$26,717

Depreciation expense for the three months ended July 31, 2006 and 2005 was $1,522 and $1,247, respectively. Depreciation expense for the period from February 1, 2006 through February 7, 2006, the period from February 8, 2006 through July 31, 2006 and the six months ended July 31, 2005 was $99, $2,766 and $2,494, respectively.

(7)    Goodwill and Intangible Assets

As noted in Note 2, the Company recorded the excess purchase price of the Acquisition over the fair value of the identifiable assets and liabilities to goodwill. Goodwill of $144,573 was recorded in connection with the Acquisition. None of the goodwill recorded as part of the Acquisition will be deductible for income tax purposes.

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

The gross carrying amount and accumulated amortization of the Company’s intangible assets, other than goodwill, are as follows:

	Successor			Predecessor
	July 31, 2006			January 31, 2006
	Gross Carrying Amount		Net Book Value	Gross Carrying Amount		Net Book Value
		Accumulated Amortization			Accumulated Amortization
Customer lists – Large	$46,815	$1,170	$45,645	$18,602	$4,929	$13,673
Customer lists – Small	18,678	1,334	17,344	—	—	—
Other	280	20	260	1,017	738	279
Total intangibles	$65,773	$2,524	$63,249	$19,619	$5,667	$13,952

In connection with the Acquisition, the Company recorded the carrying amount of the customer lists in the amounts noted on the table above. The Company has preliminarily determined, based on company history and the expected use of the assets in the future, the estimated useful lives of the customer lists – small was 7 years and customer lists – large was 20 years.

Amortization expense for the three months ended July 31, 2006 and 2005 was $1,786 and $130, respectively. Amortization expense for the period from February 1, 2006 through February 7, 2006, the period from February 8, 2006 through July 31, 2006 and the six months ended July 31, 2005 was $11, $3,929 and $260, respectively. Amortization expense for the three months ended July 31, 2006 and the period from February 8, 2006 through July 31, 2006 include $513 and $1,405, respectively, of amortization of backlog, which was recorded in connection with the Acquisition.

Amortization expense expected to be recorded for the customer lists and other in each of the fiscal years 2007 through 2011 is approximately $5,049.

(8)    Accrued Expenses

Accrued expenses consist of the following:

	Successor	Predecessor
	July 31, 2006	January 31, 2006
Accrued compensation	$2,444	$3,771
Interest payable	11,234	365
Transactional obligation	5,344	—
Other	3,351	3,740
Total accrued expenses	$22,373	$7,876

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

(9)    Long-term Debt

A summary of the Company’s long-term debt is as follows:

	Successor	Predecessor
	July 31, 2006	January 31, 2006
Revolving Credit Facility	$1,100	$30,919
11.25% Senior Notes	200,000	—
Term loan payable	—	3,500
Notes payable to related party	—	136,000
Long-term debt	201,100	170,419
Less current installments	—	(1,000)
Long-term debt, less current installments	$201,100	$169,419

Concurrently with the closing of the Transactions, and as a condition thereof, the Company entered into a five-year $50,000 senior secured Revolving Credit Facility and paid the existing revolving debt outstanding. Borrowings under the agreement bear interest payable at various dates with floating rates of either (i) prime plus 1% or (ii) LIBOR plus 2%. At July 31, 2006, all borrowings outstanding under the Revolving Credit Facility were at Prime plus 1% (9.25% at July 31, 2006). Borrowings under the Revolving Credit Facility are collateralized by all assets of the Company. The Revolving Credit Facility contains various covenants customary to similar credit facilities. The Company was in compliance with all such covenants at July 31, 2006.

In connection with the Acquisition, the Company issued $200,000 aggregate principal amount of Senior Notes due February 15, 2014. These notes bear interest at 11.25% per annum payable in semi-annual installments on February 15 and August 15 each year commencing August 15, 2006. The indenture governing the Senior Notes contains covenants that, among other things, restrict the Company’s ability to incur or guarantee additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into certain transactions with affiliates, enter into certain sale and leaseback transactions, merge or consolidate, and transfer or sell assets. The Company was in compliance with all such covenants at July 31, 2006.

(10)    Stockholders’ Equity (Deficiency)

In connection with the Acquisition, all stock options and phantom rights were surrendered in accordance with the Stock Option Plan and the Phantom Rights Plan. Compensation expense related to the stock options and phantom rights and together with other compensatory payments totaled $6,616 and was recorded as selling, general and administrative expense in the period February 1, 2006 through February 7, 2006 (Note 2).

(11)    Segment Reporting

The Company operates in primarily one business, which is the manufacturing of stainless steel tubing. However, the Company has determined it has two reportable segments, New Jersey and Wisconsin, due to the historical economic characteristics of each business. The accounting practices for both segments are the same as those described in the Critical Accounting Policies. The New Jersey plant primarily manufactures coiled welded tubing products, while the Wisconsin plant primarily manufactures straight length welded tubing products.

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

Information about each segment is summarized as follows:

	Successor
	New Jersey	Wisconsin	Total
Three months ended July 31, 2006:
Chemical/petrochemical processing and power generation products	$3,301	$18,171	$21,472
Energy products	13,991	—	13,991
Food, beverage and pharmaceutical products	1,353	8,541	9,894
General commercial products	4,085	14,746	18,831
Total net sales	22,730	41,458	64,188
Income from operations	2,286	5,772	8,058
Interest expense	—	6,310	6,310
Income tax expense	—	736	736
Net income (loss)	2,286	(1,274)	1,012

	Predecessor
	New Jersey	Wisconsin	Total
Three months ended July 31, 2005:
Chemical/petrochemical processing and power generation products	$1,462	$16,193	$17,655
Energy products	14,116	—	14,116
Food, beverage and pharmaceutical products	1,387	4,150	5,537
General commercial products	4,079	13,312	17,391
Total net sales	21,044	33,655	54,699
Income from operations	5,118	4,859	9,977
Interest expense	—	3,781	3,781
Income tax expense	—	2,316	2,316
Net income (loss)	5,118	(1,238)	3,880

	Successor
	New Jersey	Wisconsin	Total
Period February 8, 2006 through July 31, 2006:
Chemical/petrochemical processing and power generation products	$5,727	$39,167	$44,894
Energy products	26,260	—	26,260
Food, beverage and pharmaceutical products	1,961	14,817	16,778
General commercial products	7,485	23,472	30,957
Total net sales	41,433	77,456	118,889
Income from operations	2,809	8,429	11,238
Interest expense	—	11,966	11,966
Income tax benefit	—	(283)	(283)
Net income (loss)	2,809	(3,254)	(445)

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

	Predecessor
	New Jersey	Wisconsin	Total
Period February 1, 2006 through February 7, 2006:
Chemical/petrochemical processing and power generation products	$—	$1,653	$1,653
Energy products	515	—	515
Food, beverage and pharmaceutical products	5	671	676
General commercial products	187	989	1,176
Total net sales	707	3,313	4,020
Income (loss) from operations	304	(6,708)	(6,404)
Interest expense	—	336	336
Income tax benefit	—	(2,663)	(2,663)
Net income (loss)	304	(4,381)	(4,077)

	Predecessor
	New Jersey	Wisconsin	Total
Six months ended July 31, 2005:
Chemical/petrochemical processing and power generation products	$3,801	$37,168	$40,969
Energy products	25,653	—	25,653
Food, beverage and pharmaceutical products	2,306	10,802	13,108
General commercial products	8,422	21,181	29,603
Total net sales	40,182	69,151	109,333
Income from operations	9,536	10,594	20,130
Interest expense	—	7,399	7,399
Income tax expense	—	5,030	5,030
Net income (loss)	9,536	(1,835)	7,701

RATHGIBSON, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006
(Unaudited)
(Dollars in Thousands)

The following table presents segment identifiable asset information as of July 31, 2006 and January 31, 2006:

	Successor	Predecessor
	July 31, 2006	January 31, 2006
Total assets:
New Jersey	$35,356	$107,665
Wisconsin	310,495	71,826
Total assets	$345,851	$179,491

As shown above, the Company has not yet allocated goodwill, other intangibles, and other assets acquired to the individual segments. This will be done concurrently with the valuations noted in Note 2.

(12)    Supplemental Cash Flow Information

The following table presents supplemental cash flow information for the respective periods:

	Successor	Predecessor	Predecessor
	Period February 8, 2006 through July 31, 2006	Period February 1, 2006 through February 7, 2006	Six Months Ended July 31, 2005
Cash paid during the period for:
Interest	$226	$501	$4,130
Income taxes	103	—	5,875

(13)    Subsequent Event

On August 15, 2006, the Company acquired all of the outstanding equity interests of Greenville Tube Company (‘‘Greenville’’) for approximately $37,258 in cash. The Company financed the acquisition through borrowings under an amended Revolving Credit Facility, which was amended in connection with the acquisition and increased the maximum borrowings by $10,000 to $60,000, subject to borrowing base availability. There were no material changes to the Covenants as a result of the amendment. Greenville is a manufacturer of specialty stainless steel and nickel alloy tubular products for use in various end-markets already served by us. Greenville has strategically focused on serving non-commodity niche tubing markets by providing tubing in odd sizes, odd lots and non-traditional grades, and delivering orders with short lead times as compared to the industry.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Greenville Tube Company

We have audited the accompanying balance sheets of Greenville Tube Company as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greenville Tube Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
September 29, 2006

GREENVILLE TUBE COMPANY

BALANCE SHEETS

	December 31
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,255,088	$30,511
Accounts receivable, net of allowance doubtful accounts of $70,000 at December 31, 2005 and 2004	2,989,331	3,389,952
Inventories	5,252,589	4,406,269
Prepaid expenses and other assets	460,054	678,176
Total Current Assets	9,957,062	8,504,908
MACHINERY AND EQUIPMENT
Machinery and equipment	3,944,541	3,558,911
Less – Accumulated depreciation	719,272	372,484
	3,225,269	3,186,427
GOODWILL	5,308,174	5,308,174
OTHER INTANGIBLES, net of accumulated amortization of $436,418 and $261,851 as of December 31, 2005 and 2004, respectively	328,242	502,809
	5,636,416	5,810,983
	$18,818,747	$17,502,318

	December 31
	2005	2004
LIABILITIES
CURRENT LIABILITIES
Line of credit	—	$2,058,966
Current portion of long-term debt and capital lease obligations	$33,051	263,766
Accounts payable	1,120,508	805,502
Accrued liabilities	1,737,474	1,441,224
Accrued income tax	1,425,825	69,474
Total Current Liabilities	4,316,858	4,638,932
DEFERRED TAX LIABILITY	657,500	551,500
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	—	1,956,450
LONG-TERM DEBT – RELATED PARTY	6,375,000	6,375,000
MANDATORILY REDEEMABLE PREFERRED STOCK	2,100,000	2,100,000
STOCKHOLDERS' EQUITY
COMMON STOCK
Series A (500,000 shares authorized; 2,500 issued and outstanding; par value $.01)	25	25
Series B (200,000 shares authorized; 66,500 issued and outstanding; 35,000 restricted, par value $.01)	1,015	1,015
COMMON STOCK WARRANTS	100	100
ADDITIONAL PAID-IN CAPITAL	663,960	663,960
RETAINED EARNINGS	4,704,289	1,215,336
	5,369,389	1,880,436
	$18,818,747	$17,502,318

See notes to financial statements.

GREENVILLE TUBE COMPANY

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Amount		Percent of Net Sales
	2005	2004	2005	2004
NET SALES	$30,950,068	$26,536,773	100.0	100.0%
COST OF PRODUCTS SOLD	20,355,511	19,687,036	65.8	74.2
Gross Profit	10,594,557	6,849,737	34.2	25.8
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,761,975	3,885,494	12.2	14.6
Income From Operations	6,832,582	2,964,243	22.0	11.2
OTHER EXPENSE
Interest expense	1,157,358	1,330,790	3.7	5.0
Other	35,271	122,934	0.1	0.5
	1,192,629	1,453,724	3.8	5.5
Income From Operations Before Provision For Income Taxes	5,639,953	1,510,519	18.2	5.7%
PROVISION FOR INCOME TAXES
Current	2,045,000	345,000
Deferred	106,000	220,000
	2,151,000	565,000
Net Income	$3,488,953	$945,519

See notes to financial statements.

GREENVILLE TUBE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock
	Series A Shares	Series B Shares	Series A	Series B	Common Stock Warrants	Aditional Paid-In Capital	Note Receivable Stockholder	Retained Earnings	Total
BALANCE at December 31, 2003	2,500	51,500	$25	$515	$100	$314,460	—	$269,817	$2,684,917
Issuance of restricted shares	—	50,000	—	500	—	349,500	—	—	350,000
Net income	—	—	—	—	—	—	—	945,519	945,519
BALANCE at December 31, 2004	2,500	101,500	25	1,015	100	663,960	—	1,215,336	3,980,436
Net income	—	—	—	—	—	—	—	3,488,953	3,488,953
BALANCE at December 31, 2005	2,500	101,500	$25	$1,015	$100	$663,960	—	$4,704,289	$7,469,389

GREENVILLE TUBE COMPANY

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,488,953	$945,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	532,953	440,702
Accretion related to term note	60,000	120,000
Gain on extinguishment of debt	(98,399)	—
Loss on the disposal of capital equipment	42,263	—
Provision for doubtful accounts	—	20,000
Reserve for LIFO inventory	129,411	1,594,162
Deferred income taxes	106,000	220,000
Changes in operating assets and liabilities:
Receivables	400,621	(628,112)
Inventories	(975,731)	(2,417,732)
Prepaid expenses and other assets	218,122	(113,661)
Accounts payable	315,006	111,508
Accrued expenses and other liabilities	1,652,601	570,005
Net Cash Provided By Operating Activities	5,871,800	862,391
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of machinery and equipment	(439,490)	(1,255,951)
CASH FLOWS FROM FINANCING ACTIVITIES
Net (payments) borrowings on short-term debt borrowings	(2,058,966)	355,101
Repayments on long-term debt borrowings and capital leases	(2,148,767)	(381,795)
Purchase of restricted shares	—	350,000
Net Cash (Used In) Provided By Financing Activities	(4,207,733)	323,306
Net Increase (Decrease) In Cash	1,224,577	(70,254)
CASH AND CASH EQUIVALENTS
Beginning of year	30,511	100,765
End of year	$1,255,088	$30,511
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,274,283	$1,260,568
Income taxes	$524,404	$422,226
SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION

In 2004, the Company recorded goodwill and incurred an additional liability of $111,247 related to an earnout agreement. (See Note 11.)

See notes to financial statements.

GREENVILLE TUBE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 — ORGANIZATION

On July 1, 2003, Greenville Tube Company (Company) acquired certain assets and liabilities of Greenville Tube, LLC and entered the business of manufacturing and selling small-diameter stainless steel tubing. Industries served by this business include automotive, chemical, medical, agricultural as well as several others. The tubes are produced to customer-engineered specifications and in accordance with American Society for Testing and Materials (ASTM) standards.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements are as follows:

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company maintains cash balances that may exceed federally insured amounts at times. Cash equivalents are highly liquid investments with a maturity date of 90 days or less.

Accounts Receivable — The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Provisions are made for estimated uncollectible trade accounts receivable. The Company’s estimate of the allowance is based on historical collection experience, a review of current status of trade receivables and judgment. Accounts receivable are generally due within 30 days after billing and are determined to be past due or delinquent when collection is not received by the due date. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Concentration of Credit Risk — The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 days. For the year ended December 31, 2005, the Company had sales of $7,193,216 to two customers, which approximated 23% of total sales. Accounts receivable from these customers approximated 22% of total accounts receivable at December 31, 2005.

For the year ended December 31, 2004, the Company had sales totaling $3,508,877 to one customer, which represented 13% of total sales. This customer also comprised 16% of accounts receivable at December 31, 2004.

Inventory — Inventory is valued at the lower of cost or market. The Company determines the cost of raw material inventory using the last-in, first-out (LIFO) method to better reflect a matching of costs and revenues. The cost of all other inventory is determined by the average cost method, which approximates the first-in, first-out (FIFO) method.

Machinery and Equipment — Machinery and equipment are stated at the lower of cost or fair value. Depreciation is provided using the straight-line method over the estimated useful lives. Gains or losses on the sale or disposal of machinery and equipment are included in income. Repairs and maintenance costs are expensed as incurred.

Goodwill — The Company has adopted the provisions of Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, ‘‘Goodwill and Other Intangible Assets,’’ which requires that goodwill be reviewed for impairment on a periodic basis. At December 31, 2005 and 2004, goodwill was not impaired.

GREENVILLE TUBE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (continued)

Other Intangibles — Other intangibles consist mainly of customer-related intangibles and financing-related costs that are being amortized over a three- to five-year period. Estimated annual amortization expense for each of the next three years ending December 31, 2006, 2007 and 2008 is approximately $148,000, $120,000 and $60,000, respectively.

Revenue Recognition — Sales and related receivable amounts are recognized when goods are shipped. Advance payments received from customers prior to shipment are deferred until the period the goods are shipped.

Income Taxes — Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method.

Shipping and Handling Costs — Shipping and handling costs totaling approximately $342,000 and $229,000 for the years ended December 31, 2005 and 2004, respectively, are included in selling expenses on the statements of income.

Product Warranty — The Company provides a warranty for all stainless steel tubing manufactured for a period of one year from initial use or eighteen months from date of shipment, whichever expires first.

NOTE 3 — INVENTORIES

Inventories at December 31, 2005 and 2004 are as follows:

	2005	2004
Raw material	$6,009,505	$5,589,656
Work-in-process	620,660	231,975
Finished goods	345,997	178,800
	6,976,162	6,000,431
Less — Reduction to LIFO value	1,723,573	1,594,162
Total Inventories	$5,252,589	$4,406,269

In 2005 and 2004, respectively, inventories valued on the LIFO method were approximately 86% and 93% of total inventory.

NOTE 4 — LINE OF CREDIT

The Company has a $7,000,000 revolving line-of-credit agreement, which cannot exceed 85% of eligible accounts receivable and various percentages ranging from 30% to 60% of eligible inventory. The line of credit bears interest at the bank’s prime lending rate (7.25% at December 31, 2005) plus .25%, or the London InterBank Offered Rate (LIBOR) (4.42% on December 31, 2005) plus 250 basis points and expires on June 30, 2006. However, the agreement provides an automatic one-year renewal on a year-by-year basis. Eligible borrowings under the line of credit at December 31, 2005 were approximately $5,951,968. At December 31, 2005, there were no borrowings under the line of credit.

The credit agreement contains covenants that require the Company to maintain a specified tangible net worth, debt service coverage ratios and limits capital expenditures.

GREENVILLE TUBE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 5 — LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations at December 31 consist of the following:

	2005	2004
Term note payable #1 to bank, payable in monthly installments of $5,952 plus interest at the bank’s prime lending rate plus .50% or LIBOR plus 2.75%, cross-collaterlzied and cross-defaulted with a line of credit
(see Note 3), maturing June 30, 2006 unless automatically renewed.
This was paid in full in May 2005.	$—	$398,810
Term note payable #2 to bank, payable in monthly installments of
$21,250 plus interest at the bank’s prime lending rate plus 1%, secured by equipment, cross-collateralized and cross-defaulted with a line of
credit (see Note 3), maturing July 1, 2005.	—	148,750
Note payable – Chart Industries, principal payments of $650,000 on
July 1, 2006 and 2007 and the remainder due on July 1, 2008; interest rate of 6% commencing on July 1, 2004 subordinate to the line of credit, term notes payable to bank and to notes payable to related parties; recorded at present value using 15% discount rate. This note
was paid in full in June 2005.	—	1,596,018
Capital lease obligations, payable in monthly installments of $4,292,
including interest, secured by specific equipment maturing in 2006.	33,081	76,638
	33,081	2,220,216
Less – Payments due within one year on long-term debt and
capital lease obligations	33,081	263,766
	$—	$1,956,450

Machinery and equipment included $132,010 of equipment with accumulated depreciation at $81,066 and $48,640 under capital lease arrangements at December 31, 2005 and 2004, respectively.

The aggregate payment required on the capital lease obligations for the year subsequent to December 31, 2005 is $42,917. Of this amount, $9,866 represents interest.

NOTE 6 — RELATED PARTIES

The Company has five separate notes payable totaling $6,375,000 to certain investors who also own all 2,100 preferred shares, 2,500 Series A Common Shares and 396,000 Series A Common Stock Warrants. (See Notes 10 and 11.) The notes bear interest at 14%, are secured by assets of the Company and are subordinate to the line of credit. The notes are due July 1, 2008.

NOTE 7 — RETIREMENT PLAN

The Company maintains a 401(k) plan, which is available to all employees. This plan allows employee contributions up to 60% of compensation, and the Company can make contributions at its discretion. The Company incurred $300,000 and $360,000 at December 31, 2005 and 2004, respectively, in expenses to the 401(k) plan.

NOTE 8 — INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

GREENVILLE TUBE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 8 — INCOME TAXES   (continued)

purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

	2005	2004
Deferred tax asset – current:
Allowance for doubtful accounts, returns and allowances and interest
on subordinated debt, and prepaid taxes	$22,000	$285,000
Deferred tax liabilities – noncurrent:
Machinery and equipment and goodwill	657,500	551,500
Net Deferred Tax Liability	$635,500	$226,500

A reconciliation of the Company's actual effective tax rate and the U.S. federal statutory income tax rate on income from operations before provision for income taxes for the years ended December 31 is as follows:

	2005	2004
U.S. federal statutory rate	34.00%	34.00%
State income taxes, net of federal tax benefits	4.00%	3.30%
Other	0.10%	0.10%
Effective tax rate	38.10%	37.40%

NOTE 9 — RESTRICTED STOCK PLAN

The Company has adopted a restricted stock plan to replace the employee stock option plan. Under the new restricted stock plan, key management employees purchased 50,000 nonvoting Series B common shares at $7 per share. This amount was deemed to be the fair market value of the shares at the time of purchase. 10,000 and 15,000 shares were vested at December 31, 2005 and 2004, respectively. Under the plan, 10,000 shares are deemed to be unvested and may be forfeited if certain targeted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) amounts in years subsequent to 2005 are not met. These shares are eligible to vest in increments of 5,000 shares for 2006 and 2007, respectively. Vesting can be accelerated by the Board of Directors or by change in control. Additionally, if a change of control occurs that generates an annualized rate of return of 20% or more, then the remaining 25,000 shares vest under the plan.

The Company has adopted Statement of Financial Accounting Standard (SFAS) No. 123, ‘‘Accounting for Stock Based Compensation.’’ Under SFAS No. 123, no compensation expense in 2005 was recorded in that the exercise price and fair market value were estimated to be the same. The fair value of the restricted stock was calculated using the minimum value method.

NOTE 10 — MANDATORILY REDEEMABLE PREFERRED STOCK

The Company has outstanding 2,100 shares of manditorily redeemable preferred stock at $1,000 per share as well as 396,000 Series A Common Stock Warrants. These financial instruments were issued to related parties (see Note 6) and in accordance with SFAS No. 150, ‘‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,’’ are recorded as debt on the balance sheets.

GREENVILLE TUBE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 10 — MANDATORILY REDEEMABLE PREFERRED STOCK   (continued)

The manditorily redeemable preferred stock has a redemption date of July 1, 2008 of $1,000 per share, plus, if any, accrued and unpaid dividends. The manditorily redeemable preferred stock has preferential rights in regards to any liquidation event.

NOTE 11 — COMMON STOCK WARRANTS

The Company has outstanding 396,000 Series A Common Stock Warrants at December 31, 2005 and 2004. These warrants are exercisable at any time from July 1, 2003 to the sixth anniversary of the payment of all outstanding principal and interest on the notes payable to related parties, which is July 1, 2008. These Series A Common Stock Warrants are exercisable into Series A Common Shares at an exercise price of $0.01 per share. The repurchase price of the shares is the greater of fair market value of the shares or a formula of four times EBITDA plus declared, but unpaid, dividends less debt and preferred stock divided by the sum of the outstanding common shares.

NOTE 12 — LEASES

The Company leases a plant and office space under various lease agreements. Rent expense under these lease agreements amounted to $113,200 for each the years ended December 31, 2005 and 2004. The lease for the plant provides for five successive options to extend the term of the lease for a period of five years per option. At December 31, 2005, total minimum rental commitments becoming payable under the original operating leases that have initial and remaining noncancelable lease terms in excess of one year is $50,000.

The Company has decided to exercise one of its five-year options. This term will extend the original lease until June 2011. The rent under this five-year term will be $8,333 per month plus an inflation adjustment based on the Consume Price Index.

NOTE 13 — CONTINGENCY – EARNOUT

As part of the Asset Purchase Agreement, an additional payment was required to the seller when EBITDA of the core business as defined exceeded $4,690,000 for the year ended December 31, 2004. The agreement called for the Company to pay 50% of all earnings based on adjusted EBITDA in excess of the $4,690,000. The amount of earnout for the year ended December 31, 2004 was $111,247.

NOTE 14 — SUBSEQUENT EVENT

On August 15, 2006, all restricted stocks became fully vested to their respective shareholders and all of the Company’s preferred stock, stock purchase warrants, and Series A and Series B Common Stock were sold to Rath Gibson, Inc. for $35,000,000 plus cash on hand. Under the terms of the agreement, all subordinated debt plus accrued interest is to be repaid from these proceeds.

   GREENVILLE TUBE COMPANY
CONDENSED BALANCE SHEETS

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,577,741	$1,255,088
Accounts receivable, net of allowance doubtful accounts of $70,000 at June 30, 2006 and December 31, 2005	3,811,787	2,989,331
Inventories	4,791,617	5,252,589
Prepaid expenses and other assets	422,157	460,054
Total Current Assets	10,603,302	9,957,062
MACHINERY AND EQUIPMENT
Machinery and equipment	4,173,665	3,944,541
Less – Accumulated depreciation	912,509	719,272
	3,261,156	3,225,269
GOODWILL	5,308,174	5,308,174
OTHER INTANGIBLES, net of accumulated amortization of $523,701 and $436,418 as of June 30, 2006 and December 31, 2005, respectively	240,959	328,242
	5,549,133	5,636,416
	$19,413,591	$18,818,747
LIABILITIES
CURRENT LIABILITIES
Line of credit	$—	—
Current portion of long-term debt and capital lease obligations	13,221	$33,051
Accounts payable	1,328,599	1,120,508
Accrued liabilities	1,498,269	1,737,474
Accrued income tax	138,134	1,425,825
Total Current Liabilities	2,978,223	4,316,858
DEFERRED TAX LIABILITY	755,500	657,500
LONG-TERM DEBT – RELATED PARTY	6,375,000	6,375,000
MANDATORILY REDEEMABLE PREFERRED STOCK	2,100,000	2,100,000
STOCKHOLDERS' EQUITY
COMMON STOCK
Series A (500,000 shares authorized; 2,500 issued and outstanding; par value $.01)	25	25
Series B (200,000 shares authorized; 66,500 issued and outstanding; 35,000 restricted; par value $.01)	1,015	1,015
COMMON STOCK WARRANTS	100	100
ADDITIONAL PAID-IN CAPITAL	663,960	663,960
RETAINED EARNINGS	6,539,768	4,704,289
	7,204,868	5,369,389
	$19,413,591	$18,818,747

See notes to financial statements.

GREENVILLE TUBE COMPANY
CONDENSED STATEMENTS OF INCOME
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	Three Months Ended		Percent of Net Sales		Six Months Ended		Percent of Net Sales
	June 30, 2006	June 30, 2005	2006	2005	June 30, 2006	June 30, 2005	2006	2005
NET SALES	$8,268,092	$7,947,943	100.0%	100.0%	$16,699,987	$16,523,812	100.0%	100.0%

COST OF PRODUCTS SOLD	5,494,481	5,196,159	66.5	65.4	11,080,441	10,598,344	66.3	64.1
Gross Profit	2,773,611	2,751,784	33.5	34.6	5,619,546	5,925,468	33.7	35.9
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	1,015,132	966,320	12.3	12.2	2,063,681	1,968,025	12.4	11.9
Income From Operations	1,758,479	1,785,464	21.2	22.4	3,555,865	3,957,443	21.3	24.0
OTHER EXPENSE
Interest expense	255,277	313,259	3.1	3.9	507,634	644,954	3.0	3.9
Other	18,546	(54,178)	0.2	(0.7)	31,752	(27,534)	0.2	(0.2)
	273,823	259,081	3.3	3.2	539,386	617,420	3.2	3.7
Income From Operations Before Provision For Income Taxes	1,484,656	1,526,383	17.9%	19.2%	3,016,479	3,340,023	18.1%	20.3%
PROVISION FOR INCOME TAXES
Current	542,000	674,000			1,083,000	1,284,000
Deferred	50,000	(75,600)			98,000	30,000
	592,000	598,400			1,181,000	1,314,000
Net Income	$892,656	$927,983			$1,835,479	$2,026,023

See notes to financial statements.

GREENVILLE TUBE COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,835,479	$2,026,023
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	284,260	259,458
Accretion related to term note	—	60,000
Gain on extinguishment of debt	—	(98,399)
(Gain) loss on the disposal of capital equipment	(3,740)	19,792
Reserve for LIFO inventory	423,126	65,000
Deferred income taxes	98,000	30,000
Changes in operating assets and liabilities:
Receivables	(822,456)	(250,441)
Inventories	37,846	1,228,373
Prepaid expenses and other assets	37,897	225,152
Accounts payable	208,091	135,989
Accrued expenses and other liabilities	(1,526,896)	833,039
Net Cash Provided By Operating Activities	571,607	4,533,986
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of machinery and equipment	44,880	—
Purchases of machinery and equipment	(274,004)	(219,894)
Net Cash Used in Investing Activities	(229,124)	(219,894)
CASH FLOWS FROM FINANCING ACTIVITIES
Net payments on line of credit	—	(2,058,966)
Repayments on long-term debt borrowings and capital leases	(19,830)	(2,128,936)
Net Cash Used In Financing Activities	(19,830)	(4,187,902)
Net Increase In Cash	322,653	126,190
CASH AND CASH EQUIVALENTS
Beginning of period	1,255,088	30,511
End of period	$1,577,741	$156,701
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$474,450	$668,079
Income taxes	$2,370,691	$371,324

See notes to financial statements.

GREENVILLE TUBE COMPANY
CONDENSED NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006
(Unaudited)

NOTE 1 — ORGANIZATION

Greenville Tube Company (Company) is in the business of manufacturing and selling small-diameter stainless steel tubing. Industries served by this business include automotive, chemical, medical, agricultural as well as several others. The tubes are produced to customer-engineered specifications and in accordance with American Society for Testing and Materials (ASTM) standards.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements are as follows:

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company maintains cash balances that may exceed federally insured amounts at times. Cash equivalents are highly liquid investments with a maturity date of 90 days or less.

Accounts Receivable — The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Provisions are made for estimated uncollectible trade accounts receivable. The Company’s estimate of the allowance is based on historical collection experience, a review of current status of trade receivables and judgment. Accounts receivable are generally due within 30 days after billing and are determined to be past due or delinquent when collection is not received by the due date. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Concentration of Credit Risk — The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 days. For the six-month period ended June 30, 2006, the Company had sales of $2,221,443, which approximated 13% of total sales. Accounts receivable from one customer approximated 14% of total accounts receivable at June 30, 2006. For the six-month period ended June 30, 2005, the Company had sales of $4,162,350, which approximated 25% of total sales. Accounts receivable from two customers approximated 22% of accounts receivable at December 31, 2005.

Inventories — Inventories are valued at the lower of cost or market. The Company determines the cost of raw material inventories using the last-in, first-out (LIFO) method to better reflect a matching of costs and revenues. The cost of all other inventories are determined by the average cost method, which approximates the first-in, first-out (FIFO) method.

Machinery and Equipment — Machinery and equipment are stated at the lower of cost or fair value. Depreciation is provided using the straight-line method over the estimated useful lives. Gains or losses on the sale or disposal of machinery and equipment are included in income. Repairs and maintenance costs are expensed as incurred.

Goodwill — The Company has adopted the provisions of Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, ‘‘Goodwill and Other Intangible Assets,’’ which requires that goodwill be reviewed for impairment on a periodic basis. At June 30, 2006 and December 31, 2005, goodwill was not impaired.

Other Intangibles — Other intangibles consist mainly of customer-related intangibles and financing-related costs that are being amortized over a three- to five-year period. Estimated annual

GREENVILLE TUBE COMPANY
CONDENSED NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES    (Continued)

amortization expense for each of the next three years ending December 31, 2006, 2007 and 2008 is approximately $148,000, $120,000 and $60,000, respectively.

Revenue Recognition — Sales and related receivable amounts are recognized when goods are shipped. Advance payments received from customers prior to shipment are deferred until the period the goods are shipped.

Income Taxes — Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method.

Shipping and Handling Costs — Shipping and handling costs totaling approximately $177,000 and $157,000 for the periods ended June 30, 2006 and 2005, respectively, are included in selling, general and administrative expenses on the statements of income.

Product Warranty — The Company provides a warranty for all stainless steel tubing manufactured for a period of one year from initial use or eighteen months from date of shipment, whichever expires first.

Recent Accounting Pronouncement — On July 13, 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), ‘‘Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109.’’ This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact the adoption of FIN 48 will have on the its consolidated financial position and results of operations.

NOTE 3 — INVENTORIES

Inventories at June 30, 2006 and December 31, 2005 are as follows:

	2006	2005
Raw material	$6,427,542	$6,009,505
Work-in-process	398,132	620,660
Finished goods	112,642	345,997
	6,938,316	6,976,162
Less – Reduction to LIFO value	2,146,699	1,723,573
Total Inventories	$4,791,617	$5,252,589

At June 30, 2006 and December 31, 2005, respectively, inventories valued on the LIFO method were approximately 93% and 86% of total inventory.

NOTE 4 — LINE OF CREDIT

The Company has a $7,000,000 revolving line-of-credit agreement, which cannot exceed 85% of eligible accounts receivable and various percentages ranging from 30% to 60% of eligible inventory. The agreement bears interest at the bank’s prime lending rate (8.25% at June 30, 2006) and expired on June 30, 2006. However, the agreement provides an automatic one-year renewal on a year-by-year basis and was extended through June 30, 2007. Eligible borrowings under the agreement at June 30, 2006 were $7,000,000. There were no borrowings outstanding at June 30, 2006 or December 31, 2005 under the agreement. The Company was sold August 15, 2006. (See Note 12.)

GREENVILLE TUBE COMPANY
CONDENSED NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006
(Unaudited)

NOTE 4 — LINE OF CREDIT    (Continued)

The agreement contains covenants that require the Company to maintain a specified tangible net worth, debt service coverage ratios and limits capital expenditures.

NOTE 5 — RELATED PARTIES

The Company was sold on August 15, 2006. (See Note 12.) At June 30, 2006 and December 31, 2005, the Company had five separate notes payable totaling $6,375,000 to certain investors who also own all 2,100 preferred shares, 2,500 Series A Common Shares and 396,000 Series A Common Stock Warrants. (See Notes 9 and 10.) The notes bore interest at 14%, were secured by assets of the Company and were subordinate to the line of credit. The notes were due July 1, 2008.

NOTE 6 — RETIREMENT PLAN

The Company maintains a 401(k) plan, which is available to all employees. This plan allows employee contributions up to 60% of compensation, and the Company can make contributions at its discretion. The Company incurred $150,000 for the six-month periods ended June 30, 2006 and 2005, respectively, in expenses related to the 401(k) plan.

NOTE 7 — INCOME TAXES

Current income taxes for the six-month periods ended June 30, 2006 and 2005 consisted of:

	2006	2005
Current income taxes:
Federal	$900,000	$1,054,000
State	183,000	230,000
	$1,083,000	$1,284,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	June 30, 2006	December 31, 2005
Deferred tax asset – current:
Allowance for doubtful accounts, returns and allowances and interest on subordinated debt, and prepaid taxes	$22,000	$22,000
Deferred tax liabilities – noncurrent:
Machinery and equipment and goodwill	755,500	657,500
Net Deferred Tax Liability	$777,500	$635,500

NOTE 8 — RESTRICTED STOCK PLAN

Prior to the sale of the Company on August 15, 2006, the Company had a restricted stock plan that replaced the employee stock option plan. Under the restricted stock plan, key management employees purchased 50,000 nonvoting Series B common shares at $7 per share. This amount was deemed to be the fair market value of the shares at the time of purchase. Under the plan, 10,000 shares were deemed to be unvested and could be forfeited if certain targeted Earnings Before

GREENVILLE TUBE COMPANY
CONDENSED NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006
(Unaudited)

NOTE 8 — RESTRICTED STOCK PLAN    (Continued)

Interest, Taxes, Depreciation and Amortization (EBITDA) amounts in years subsequent to 2005 were not met. These shares were eligible to vest in increments of 5,000 shares for 2006 and 2007, respectively. Vesting could be accelerated by the Board of Directors or by change in control. Additionally, if a change of control occurred that generates an annualized rate of return of 20% or more, then the remaining 25,000 shares would vest under the plan. On August 15, 2006, all shares were fully vested. (See Note 12.)

No compensation expense was recorded for the six-month periods ended June 30, 2006 and 2005 since the exercise price and fair market value of these shares were estimated to be the same. The fair value of the restricted stock was calculated using the minimum value method.

NOTE 9 — MANDATORILY REDEEMABLE PREFERRED STOCK

At June 30, 2006 and December 31, 2005, the Company had outstanding 2,100 shares of mandatorily redeemable preferred stock at $1,000 per share. These financial instruments were issued to related parties (see Note 5) and in accordance with SFAS No. 150, ‘‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,’’ are recorded as debt on the balance sheets.

The mandatorily redeemable preferred stock had a redemption date of July 1, 2008 of $1,000 per share, plus, if any, accrued and unpaid dividends. The mandatorily redeemable preferred stock had preferential rights in regards to any liquidation event.

NOTE 10 — COMMON STOCK WARRANTS

At June 30, 2006 and December 31, 2005, all 396,000 Series A Common Stock Warrants were outstanding. These warrants were exercisable at any time from July 1, 2003 to the sixth anniversary of the payment of all outstanding principal and interest on the notes payable to related parties, which is July 1, 2008. These Series A Common Stock Warrants were exercisable into Series A Common Shares at an exercise price of $0.01 per share. The repurchase price of the shares was the greater of fair market value of the shares or a formula of four times EBITDA plus declared, but unpaid, dividends less debt and preferred stock divided by the sum of the outstanding common shares. On August 15, 2006, the Company was sold (See Note 12).

NOTE 11 — LEASES

The Company leases a plant and office space under various lease agreements. Rent expense under these lease agreements amounted to $56,600 for each the six-month periods ended June 30, 2006 and 2005. The lease for the plant provides for five successive options to extend the term of the lease for a period of five years per option. The Company exercised one of its five-year options, which effectively extends the original lease term until June 2011. The rent under this five-year term is $9,183 per month. At June 30, 2006, total minimum rental commitments becoming payable under the original operating leases that have initial and remaining noncancelable lease terms in excess of one year is $110,200 per year through 2011.

NOTE 12 — SUBSEQUENT EVENT

On August 15, 2006, all restricted stocks became fully vested to their respective shareholders, and all of the Company’s preferred stock, stock purchase warrants, and Series A and Series B Common Stock were sold to RathGibson, Inc. for $35,000,000 plus cash on hand. Under the terms of the agreement, all subordinated debt plus accrued interest was repaid from these proceeds. Also, as part of the sale, the line of credit was terminated.

Schedule II — Valuation and Qualifying Accounts and Reserves (In Thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Uncollectable Accounts Written Off	Balance at End of Period
Year Ended January 31, 2004 Accounts receivable allowance for doubtful accounts	$230	$163	$(55)	$338
Year Ended January 31, 2005 Accounts receivable allowance for doubtful accounts	$338	$256	$(15)	$579
Year Ended January 31, 2006 Accounts receivable allowance for doubtful accounts	$579	$71	$—	$650

PROSPECTUS DATED NOVEMBER 2, 2006

$200,000,000

RATHGIBSON, INC.

Offer to Exchange

11.25% Senior Notes due 2014, Series B
for any and all outstanding
11.25% Senior Notes due 2014, Series A

PROSPECTUS

The issuer has not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or the issuer's solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

Until January 31, 2006 (90 days from the date of this prospectus), all dealers effecting transactions in the Securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.